EXHIBIT 2.1

SHARE PURCHASE AGREEMENT
by and among
National Instruments Israel Ltd.,
a company organized under the laws of Israel,
Optimal Plus Ltd.,
a company organized under the laws of Israel,
the Company Shareholders,
National Instruments Corporation,
a Delaware corporation,
and
Fortis Advisors LLC,
as the Shareholders’ Agent
___________________________
Dated as of May 27, 2020
___________________________

Exhibits

Exhibit A	Definitions
Exhibit B-1	Glotter Consulting Agreement
Exhibit B-2	Glotter Termination Agreement
Exhibit B-3	Form of Non-Compete Agreement
Exhibit C	Form of Non-Israeli Residence Declaration
Exhibit D	Form of Escrow Agreement
Exhibit E	Form of Paying Agent Agreement
Exhibit F	Form of Share Transfer Deed
Exhibit G	Form of Resignation Letter
Exhibit H	Form of Shareholders’ Register
Exhibit I-1	Form of Shareholders Letter of Transmittal - Shareholders
Exhibit I-2	Form of Shareholders Letter of Transmittal - 102 Holders
Exhibit J	Form of Joinder Agreement
Exhibit K	Bring-Along Notice
Exhibit L-1	Form of US Option Cancellation Agreement
Exhibit L-2	Form of Israeli Option Cancellation Agreement
Exhibit L-3	Form of Israeli 3(i) Option Cancellation Agreement
Exhibit M	Form of Spousal Consent
Exhibit N	Form of Warrant Termination Agreement

Schedules

Company Disclosure Schedule
Schedule A	Signing Shareholders
Schedule B	Key Employees
Schedule 1.2(b)(viii)	Repaid Company Debt
Schedule 1.2(b)(x)	Consents and Notices
Schedule 5.1	Conduct of the Business of the Company
Schedule 6.5	Actions
Schedule 6.9	Sample Closing Statement
Schedule 6.11(b)	Designated Employees
Schedule 7.1(b)	Governmental Approvals

SHARE PURCHASE AGREEMENT
THIS SHARE PURCHASE AGREEMENT (this "Agreement") is made and entered into as of May 27, 2020 (the "Agreement Date"), by and among National Instruments Israel Ltd., a company organized under the laws of Israel ("Acquirer"), and a direct wholly-owned subsidiary of National Instruments Corporation, a Delaware corporation ("Parent"), Optimal Plus Ltd., a company organized under the laws of Israel (the "Company"), the Company Shareholders set forth on Schedule A, Parent, solely for the purposes of the representations, warranties and covenants, as applicable, of Parent under ARTICLE 4, Section ˝6.2, Section ˝6.4(b), Section 6.11(d), Section 6.12, and Section 6.17 of this Agreement, and Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as the representative, exclusive agent and attorney-in-fact of the Company Securityholders (the "Shareholders’ Agent"). Certain other capitalized terms used herein are defined in Exhibit A.
RECITALS
A.The Company Shareholders listed on Schedule A hereto as of the Agreement Date own Company Shares representing 95% of the total issued and outstanding Company Shares as of the Agreement Date (such Company Shareholders who have signed this Agreement on the date hereof, the "Signing Shareholders").

B.Acquirer desires, subject to the terms and conditions set forth in this Agreement, to purchase from the Company Shareholders, in consideration for the payment set forth and described herein, all of the Company Share Capital owned by such Company Shareholders free from any Encumbrances, subject to the terms and conditions set forth in this Agreement (the "Share Purchase"), and each Signing Shareholder desires to sell to Acquirer all such Company Share Capital owned by such Signing Shareholder.

C.The Company, the Company Shareholders, Parent and Acquirer desire to make certain representations, warranties, covenants and other agreements in connection with the Share Purchase as set forth herein.
D.Concurrently with the execution of this Agreement, Dan Glotter has executed a consulting agreement (the "Glotter Consulting Agreement"), a termination agreement (the "Glotter Termination Agreement"), and a non-compete agreement and non-solicitation agreement (a "Non-Compete Agreement") in the forms attached as Exhibit B-1, B-2, and B-3, respectively, with Acquirer or one of its Affiliates (including the Company following the Closing), each to become effective upon the Closing.

E.The board of directors of the Company (the "Company Board of Directors") has carefully considered the terms of this Agreement and has unanimously determined that the terms and conditions of the transactions contemplated by the Agreement and the documents referenced herein (collectively, the "Transactions"), are in the best interests of, and are advisable to, the Company and the Company Shareholders.
        NOW, THEREFORE, in consideration of the representations, warranties, covenants, agreements and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE 1
THE SHARE PURCHASE
a.The Share Purchase.

i.Purchase and Sale. Subject to the terms and conditions of this Agreement, the Acquirer and each Signing Shareholder agree that each Company Shareholder will transfer to the Acquirer the Company Shares held by each Company Shareholder as set forth next to such Company Shareholder name on the Spreadsheet in exchange for the Consideration Portion to be paid by the Acquirer for such Company Shareholder’s Company Shares, and Acquirer hereby agrees to purchase all of such Company Shares from each such Company Shareholder. The aggregate consideration to be paid by Acquirer under this Agreement, including with respect to the Company Shares, the Vested Option Payments, the Option Cash Right Payments and the Warrant Payments, shall be an amount equal to: (A) $365,000,000 less (B) the Closing Net Working Capital Shortfall, if any, plus (C) the Closing Net Working Capital Surplus, if any, less (D) any Transaction Expenses remaining unpaid at Closing, less (E) any Company Debt remaining unpaid at Closing, less (F) the Glotter Termination Payment (the "Aggregate Consideration").
ii.Company Shares Consideration. The amount of cash each Company Shareholder is entitled to receive for all Company Shares held by such Company Shareholder at the Closing shall be rounded to the nearest cent and computed after aggregating cash amounts for all such Company Shares and is subject to the withholding of such Company Shareholder’s portion of the Adjustment Escrow Amount, the Indemnity Escrow Amount and the Shareholders’ Agent Expense Amount in respect of such Company Shares pursuant to Section 1.3(a) and Section 1.3(b), and, if applicable, net of any outstanding Company Loan Amount, which shall be automatically withheld and applied as repayment with respect to such Company Loan Amount. In addition, and with respect to each Company Shareholder, severally and not jointly, Acquirer and any other Payor may deduct any withholding amounts as further described in this ARTICLE 1. Notwithstanding anything to the contrary in this Agreement, any payment with respect to 102 Company Shares shall be deposited with the 102 Trustee to be held and released in accordance with the provisions of Section 102 of the Ordinance, the Option Tax Ruling, the Interim Options Ruling or any other approval that may be issued by the ITA.
iii.Company Options.
1.Vested Company Options.
a.On the terms and subject to the conditions of this Agreement, at the Closing, each Vested Company Option that is In the Money shall be cancelled, and represent the right to receive, subject to Section 1.1(f), an amount in cash, without interest, with respect to each Company Ordinary Share issuable upon the exercise of such Vested Company Option, equal to the excess of the Ordinary Shares Per Share Payment Amount over the per share exercise price of such Vested Company Option (the "Vested Option Payments"). The amount of cash each holder of an In the Money Vested Company Option is entitled to receive for such In the Money Vested Company Option shall, as a condition of payment, be subject to the execution and delivery of an Option Cancellation Agreement by such holder, shall be rounded to the nearest cent and computed after aggregating cash amounts for all In the Money Vested Company Options held by or on behalf of such holder, and is subject to the withholding of such holder of an In the Money Vested Company Option’s portion of the Adjustment Escrow Amount, the Indemnity Escrow Amount and the Shareholders’ Agent Expense Amount in respect of such In the Money Vested Company Option pursuant to Section 1.3(a) and Section 1.3(b). In addition, and with respect to each holder of an In the Money Vested Company Option, severally and not jointly, Acquirer and any other Payor may deduct from such Company Optionholder’s Vested Option Payment any withholding amounts for Taxes as further described in this ARTICLE 1; provided, however, that the after-tax cash proceeds payable to any holder of Vested Company Options with an outstanding Company Loan Amount shall first be automatically withheld and applied as repayment with respect to such Company Loan Amount.
b.At the Closing, each outstanding Vested Company Option that is not In the Money shall, without any further action on the part of any holder thereof, expire and be cancelled and extinguished without any present or future right to receive any consideration therefor.
c.Notwithstanding anything to the contrary in this Agreement, any payment for In the Money Vested Company Options that are 102 Company Options shall be deposited with the 102 Trustee to be held and released in accordance with the provisions of Section 102 of the Ordinance, the Option Tax Ruling, the Interim Options Ruling or any other approval that may be issued by the ITA.
2.Unvested Company Options.
a.At the Closing, each Unvested Company Option that is In the Money and that is held by or on behalf of a Company Employee who, immediately following the Closing, is a Continuing Employee or other Company Service Provider who will continue to be engaged by the Company or its Subsidiaries immediately following the Closing (a "Continuing Service Provider"), shall, on terms and subject to the conditions set forth in this Agreement, be cancelled and represent the right to receive (each such right, an "Option Cash Right"), subject to the same vesting terms and conditions set forth in the Company Option Plan and the Company Option agreement relating thereto as in effect immediately prior to the Closing, an amount in cash, with respect to each Company Ordinary Share issuable upon the exercise of such In the Money Unvested Company Option, equal to the excess of the Ordinary Shares Per Share Payment Amount over the per share exercise price of such Unvested Company Option (the "Option Cash Right Payments"). The amount of cash each holder of an Option Cash Right is entitled to receive upon vesting of such Option Cash Right shall, as a condition of payment, be subject to the execution and delivery of an Option Cancellation Agreement by such holder, shall be rounded to the nearest cent and computed after aggregating cash amounts for all In the Money Unvested Company Options held by or on behalf of such holder and is subject to the withholding of such holder of an Option Cash Right’s portion of the Adjustment Escrow Amount, the Indemnity Escrow Amount and the Shareholders’ Agent Expense Amount in respect of such Unvested Company Option pursuant to Section 1.3(a) and Section 1.3(b). In addition, and with respect to each holder of an In the Money Unvested Company Option, severally and not jointly, Acquirer and any other Payor may deduct from such any Option Cash Right Payments due upon vesting any withholding amounts for Taxes as further described in this ARTICLE 1. The Option Cash Rights, to the extent issued in exchange for Unvested Company Options that are 102 Company Options, shall be deposited with the 102 Trustee to be held and released in accordance with the provisions of Section 102 of the Ordinance, the Option Tax Ruling, the Interim Options Ruling or any other approval that may be issued by the ITA. Any amounts forfeited from such Option Cash Right as a result of the failure of any Company Optionholder to complete the applicable vesting period as a result of the termination of his or her engagement by Acquirer or one of its Affiliates (including the Company and its Subsidiaries) without Cause within 12 months following the Closing, shall be added to the Indemnity Escrow Fund and released to the Company Securityholders, in accordance with their Pro Rata Share, upon release of the Indemnity Escrow Fund to the Company Securityholders.
b.At the Closing, each Unvested Company Option that is not In the Money shall, without any further action on the part of any holder thereof, expire and be cancelled and extinguished without any present or future right to receive any consideration therefor.
c.At the Closing, each Unvested Company Option that is outstanding as of immediately prior to the Closing and that is held by any person who is not a Continuing

Service Provider shall, without any further action on the part of any holder thereof or the Company, be cancelled and extinguished without any present or future right to receive any consideration therefor.
d.Prior to the Closing, the Company shall adopt all necessary resolutions and give all required notices (the forms of which shall be subject to the review and approval of Acquirer) pursuant to the Company Option Plan, any Company Option agreement and Applicable Law, necessary to effect the transactions and terms contemplated by this Section 1.1(c), and shall reasonably coordinate with Acquirer the communication of the Transaction to the Company Optionholders.
iv.Company Warrants. On the terms and subject to the conditions of this Agreement, at the Closing, the Company Warrants shall be cancelled and represent the right to receive, subject to Section 1.1(f), an amount in cash, without interest, with respect to each Company Ordinary Share issuable upon the exercise of the Company Warrants, equal to the excess of the Ordinary Shares Per Share Payment Amount over the per share exercise price of the Company Warrants (the "Warrant Payments"). The amount of cash each Company Warrantholder is entitled to receive for such Company Warrant shall, as a condition of payment, be subject to the execution and delivery of a Warrant Termination Agreement, shall be rounded to the nearest cent and is subject to the withholding of such Company Warrantholder’s portion of the Adjustment Escrow Amount, the Indemnity Escrow Amount and the Shareholders’ Agent Expense Amount in respect of such Company Warrant pursuant to Section 1.3(a) and Section 1.3(b).
v.Adjustments. In the event of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into capital shares), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Shares occurring after the Agreement Date and prior to the Closing, all references in this Agreement to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such share split, reverse share split, share dividend, reorganization, reclassification, combination, recapitalization or other like change.
vi.Withholding; Certain Tax Matters.
1.Each of Acquirer, the Paying Agent, Escrow Agent, the 102 Trustee, the Company and its Subsidiaries (each, a "Payor") shall be entitled to deduct and withhold from any amounts payable or otherwise deliverable pursuant to this Agreement all such amounts as the Payor reasonably determines are required to be deducted or withheld therefrom or in connection therewith under the Code or any provision of U.S. federal, state, local, Israeli, or other Tax law or under any other Applicable Law, including the Ordinance, and to request and be provided any necessary and validly executed Tax forms, including a valid Internal Revenue Service Form W-9 or the appropriate version of Form W-8, as applicable, and any similar information.
2.To the extent such amounts were so deducted or withheld, such amounts shall be (i) treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid and (ii) timely remitted by each Payor to the applicable Governmental Entity. In the case of any amounts withheld, the withholding party shall provide written confirmation of the amount so withheld to such Company Securityholder within 30 days of the date of such withholding. To the extent such amounts are not so deducted and withheld, such Person shall indemnify Payor for any amounts imposed by a Governmental Entity (provided, however, that such indemnification obligation shall not apply with respect to any fines, interest or other costs solely related the failure of the Payor to properly withhold the applicable Taxes unless such failure resulted from the information made available to Payor with respect to such Person being untrue, incorrect or incomplete).

3.Notwithstanding Sections 1.1(f)(i) and (ii), with respect to Israeli Taxes, any consideration payable or otherwise to be delivered pursuant to this Agreement on the Closing to any Company Shareholder or Company Warrantholder (each a "Payee") (other than consideration payable under Section 102 of the Ordinance) shall be retained by the Paying Agent, for the benefit of such Payee for a period of up to 180 days from the Closing or as otherwise requested by the ITA (the "Withholding Drop Date"), during which time such Payee may obtain (or, if one already exists, present to the Paying Agent) a valid certificate or ruling issued by the ITA in form and substance reasonably acceptable to Acquirer and the Paying Agent (which, for the avoidance of doubt includes Acquirer’s opportunity to review the application submitted to the ITA and the form of certificate or ruling): (i) exempting Acquirer and the Paying Agent from the duty to withhold Israeli Taxes with respect to such payment to Payee, (ii) determining the applicable rate or amounts of Israeli Taxes to be withheld from the payment due to such Payee, or (iii) providing any other instructions regarding the payment or withholding with respect to the applicable portion of the consideration due to such Payee as determined by the ITA (the "Qualified Withholding Certificate"). In the event that no later than three Business Days prior to the Withholding Drop Date a Payee submits to Acquirer and/or the Paying Agent, a Qualified Withholding Certificate, the Paying Agent shall act in accordance with the provisions of such Qualified Withholding Certificate, subject to any deduction and withholding (other than Israeli Tax law) as may be required to be deducted and withheld under the Code, or any provision of state, local or non-U.S. Tax law. If a Payee does not provide Acquirer or the Paying Agent with a Qualified Withholding Certificate no later than three Business Days prior to the Withholding Drop Date, then the amount to be withheld and transferred to the ITA from the amounts payable to such Payee shall be calculated according to the applicable withholding rate as reasonably determined by Acquirer and the Paying Agent. Such amount shall be delivered or caused to be delivered to the ITA by the Paying Agent, and the Paying Agent shall release to such Payee the balance of the amount due to such Payee that is not so withheld, subject to any deduction and withholding as may be required to be deducted and withheld under the Code, or any provision of state, local or non-U.S. Tax law (other than Israeli Tax law). In the absence of a Qualified Withholding Certificate which also covers the Payee’s portion of the Shareholders’ Agent Expense Fund, the applicable amount of Israeli Tax to be withheld from such Payee’s portion of any amount paid or other consideration deliverable to such Payee immediately after Closing will be calculated (as provided above) on such Payee’s portion of the Shareholders’ Agent Expense Fund, and will be deducted and delivered to the ITA as provided above, unless the ITA provides different written instructions satisfactory to Acquirer.
4.Notwithstanding the foregoing and anything else to the contrary herein, with regard to any portion of amounts paid to the Paying Agent, the Paying Agent shall act in accordance with Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that Includes Consideration that will be Transferred to the Seller at Future Dates) (the "Circular") and shall provide Acquirer, prior to the Closing, with an undertaking as required under Section 6.2.4.3 of the Circular.
5.In the event that the Payor receives a written demand from the ITA to withhold any amount out of the amount held by such Payor for distribution to a particular payee and transfer it to the ITA prior to the Withholding Drop Date, such Payor (i) shall notify such payee of such matter promptly after receipt of such demand, and provide such payee with reasonable time (unless otherwise required by the ITA or any Applicable Law, including the Ordinance, as determined by Payor at its reasonable discretion) to attempt to delay such requirement or extend the period for complying with such requirement as evidenced by a written certificate, ruling or confirmation from the ITA, and (ii) to the extent that any such certificate, ruling or confirmation is not timely provided by such payee to Acquirer, shall transfer to the ITA any amount so demanded, including any interest, indexation and fines required by the ITA in respect thereof, and such amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such payee, only to the extent such amounts are actually remitted to the ITA.

6.Any withholding made in NIS with respect to payments made hereunder in USD shall be calculated based on such USD/NIS as provided in Circular, unless otherwise provided in any tax certificate or written instruction of the ITA, and any currency conversion commissions will be borne by the applicable payee and deducted from payments to be made to such payee.
7.Notwithstanding anything to the contrary herein, any payments (including issuance of Option Cash Rights) made to holders of 102 Company Securities will be subject to deduction or withholding of Israeli Tax under the Ordinance on the 15th day of the calendar month following the month during which the Closing occurs, unless with respect to Israeli resident holders of Company Options and/or 102 Company Shares, the Options Tax Ruling (or the Interim Options Ruling) shall have been obtained by the 15th day of the calendar month following the month during which the Closing occurs, and in such case, Acquirer or the Company, or any Person acting on their behalf shall act in accordance with the Options Tax Ruling (or Interim Options Ruling).
8.Notwithstanding anything to the contrary herein, with respect to holders of Company Options who are not Israeli resident for Israeli Tax purposes, who were granted such awards in consideration solely for work or services performed outside of Israel (and who shall provide Acquirer and Paying Agent, prior to any payment to them, with a validly executed declaration in the form attached hereto as Exhibit C regarding their non-Israeli residence and confirmation that they were granted such awards in consideration solely for work or services performed outside of Israel), such payments shall not be subject to any withholding or deduction of Israeli Tax and shall be made through the Company’s or its Subsidiaries’ payroll processing service or system as set forth in Section 1.3(a)(v).
9.Israeli Tax Rulings. As soon as reasonably practicable after the Agreement Date, the Company shall cause its Israeli counsel and/or Company Contractors, in coordination with Acquirer and its Israeli counsel, to prepare and file with the ITA an application for the following rulings, provided that Acquirer and its Israeli counsel had the opportunity to review, comment and approve each of such rulings’ application (which for the avoidance of doubt such approval shall not be unreasonably withheld, conditioned or delayed) prior to their filling with the ITA and the rulings prior to their approval by the ITA:
a.A ruling in relation to the 102 Company Securities and 3(i) Company Options, confirming, among others, that: (i) neither the payment of the Aggregate Consideration for 102 Company Shares or the Vested Option Payments for 102 Company Options, nor the payment of the Option Cash Right Payments for 102 Company Options, will constitute a violation of the requirements of Section 102 of the Ordinance, provided that the applicable consideration attributed to holders of 102 Company Securities is deposited with the 102 Trustee for the statutory minimum trust period under Section 102 of the Ordinance, (ii) the tax event of the Option Cash Rights granted to holders of 102 Company Options and 3(i) Company Options will be deferred to the actual payment of the Option Cash Right Payments, (iii) Acquirer and anyone acting on its behalf, including the Paying Agent and the Escrow Agent, shall be exempt from withholding Tax in relation to any payments or consideration transferred to the 102 Trustee in relation to 102 Company Securities and 3(i) Company Options (including with respect to the Aggregate Consideration for 102 Company Shares or the Vested Option Payments for 102 Company Options, or the Option Cash Right Payments for 102 Company Options and 3(i) Company Options); and (iv) the transfer of the Escrow Fund and Shareholders’ Agent Expense Fund in respect of 102 Company Securities and 3(i) Company Options shall not be subject to Israeli Tax until actually received by the applicable Company Securityholder; which ruling may be subject to customary conditions regularly associated with such a ruling (the "Option Tax Ruling"). If the Option Tax Ruling is not granted by the Closing Date, the Company shall seek to receive prior to such date an interim tax ruling confirming among others that Acquirer and anyone acting on its behalf (including the Paying Agent and Escrow Agent) shall be exempt from Israeli withholding Tax in relation to any payments made to the 102 Trustee with respect to 102 Company Securities and 3(i) Company Options (including with respect to the Aggregate Consideration for 102 Company Shares or the Vested Option Payments for 102 Company Options, or the payment by Acquirer or anyone acting on its behalf of the Option Cash Rights granted under Section 102 of the Ordinance) (which interim tax ruling may be subject to customary conditions regularly associated with such an interim tax ruling) (the "Interim Options Ruling," and collectively with Option Tax Ruling, the "Israeli Tax Rulings").
b.The parties (other than the Shareholders’ Agent) will cause their respective Israeli counsel, advisors and accountants to coordinate and cooperate and provide all information required with respect to the Company’s preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Tax Rulings. Subject to the terms and conditions hereof, the Company shall use all efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to obtain the Israeli Tax Rulings as promptly as practicable; provided, that if none of such Israeli Tax Rulings is obtained for any reason whatsoever by the Closing Date, the Closing shall not be delayed or postponed. For the avoidance of doubt it is clarified that the language of the Israeli Tax Rulings (as applicable) and/or the application of such Israeli Tax Rulings (and for the avoidance of doubt either the Interim Option Ruling and/or the Option Tax Ruling) shall be subject to the prior approval of Acquirer or its counsel and any submission to the ITA shall be made only after Acquirer and/or its counsel have been granted with such approval and any agreement reached with the ITA with respect to the Israeli Tax Rulings shall first be received with the approval of the Acquirer and/or its counsel and only thereafter will be agreed and closed with the ITA. The Company will inform the Acquirer in advance of any meeting or other discussion with the ITA with respect to any of the Israeli Tax Rulings and allow Acquirer’s counsel to attend such meeting and participate in such discussions. Should Acquirer’s counsel not attend any such meeting or discussion with the ITA, the counsel of the Company shall promptly provide Acquirer’s counsel with an update of such meeting or discussion.
10.The parties intend that the Share Purchase be a Taxable transaction for U.S. federal income Tax purposes. Notwithstanding the foregoing, each party hereto is relying solely on the advice of his, her or its own Tax advisors with respect to the Tax consequences of the Share Purchase.
vii.Spreadsheet. Acquirer is permitted and authorized to rely on the allocations set forth in the Spreadsheet and shall have no responsibility or liability with respect to any error in such allocations. Notwithstanding anything to the contrary contained in this Agreement, in no event shall the aggregate consideration paid by Acquirer to the Company Securityholders and any amounts deposited in the Escrow Fund and Shareholders’ Agent Expense Fund, exceed or be lower than the Aggregate Consideration. For clarity, the aggregate consideration paid by Acquirer to the Company Securityholders shall include any amounts in respect of the Option Cash Rights, assuming for these purposes the full vesting of all such Option Cash Rights.
viii.Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Transactions, including the consummation of the Share Purchase (the "Closing") shall take place remotely by an agreed electronic exchange of applicable executed documents, or at a location as Acquirer and the Company agree, at 10:00 a.m. U.S. Central time on a date to be agreed by Acquirer and the Company, which date shall be no later than the third Business Day following the date on which all of the conditions set forth in ARTICLE 7 of this Agreement have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions). The date on which the Closing occurs is sometimes referred to herein as the "Closing Date."
        1.2 Closing Deliveries.

         (a) Acquirer Deliveries. Acquirer shall deliver to the Company, at or prior to the Closing a certificate, dated as of the Closing Date, executed on behalf of Acquirer and Parent by a duly authorized officer of each of Acquirer and Parent to the effect that each of the conditions set forth in Section 7.2(a) has been satisfied; an escrow agreement in the form of Exhibit D (the "Escrow Agreement"), and a paying agent agreement in the form of Exhibit E (the "Paying Agent Agreement"), each duly executed by Acquirer.

         (b) Company Deliveries. The Company or the Signing Shareholders (with respect to itself), as applicable, shall deliver, or cause the Company to deliver, to Acquirer, at or prior to the Closing:
1.duly executed share transfer deeds in the form attached hereto as Exhibit F (the "Share Transfer Deed") from each Signing Shareholder;
2.a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, to the effect that each of the conditions set forth in Section 7.3(a) (as they relate to the Company) has been satisfied;
3.a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, certifying the Company’s (A) articles of association, including all amendments thereto, as in effect immediately prior to Closing (the "Charter Documents"), (B) unanimous board resolutions approving the Share Purchase and adopting this Agreement and approving the treatment of the Company Options pursuant to the Company Option Plan in accordance with the terms of this Agreement, and (C) minutes of an extraordinary meeting of the Company Shareholders (or a unanimous written consent in lieu thereof) approving the Share Purchase and adopting this Agreement;
4.written acknowledgments or other documentation with respect to certain Transaction Expenses (including amounts payable to Qatalyst Partners) as may be reasonably requested by Acquirer, pursuant to which any Person that is entitled to such Transaction Expenses acknowledges (or pursuant to which the Acquirer can reasonably determine) the total amount of Transaction Expenses that has been incurred and remains payable to such Person with respect to this Agreement or the Transactions (and, in the case of Qatalyst Partners, confirmation that its engagement letter and any tail period are terminated upon receipt of any amounts payable to Qatalyst Partners except for Section A, Section B(1), Section B(3), and Section C of Annex A to its engagement letter dated January 27, 2020);
5.a resignation letter of each of the directors and such officers (solely in their capacity as appointed officers and not in their capacity as employees) as are designated by Acquirer of the Company and the Subsidiaries in office immediately prior to the Closing, effective no later than immediately prior to the Closing, in the form attached hereto as Exhibit G;
6.the Spreadsheet, in a form satisfactory to Acquirer, completed to include all of the information specified in Section 6.8, and a certificate executed by the Chief Executive Officer of the Company, dated as of the Closing Date, certifying on behalf of the Company that the Spreadsheet is true, correct and complete in all respects;
7.the Company Closing Financial Certificate;
8.payoff letters or similar instruments in form and substance reasonably satisfactory to Acquirer with respect to all Company Debt set forth in Schedule 1.2(b)(viii) (the "Repaid Company Debt"), which letters provide for the release of all Encumbrances relating to such Repaid Company Debt following satisfaction of the terms contained in such payoff letters (including any premiums above the principal amount of such Repaid Company Debt or any fees payable in connection with such Repaid Company Debt);
9.executed termination statements (or undertakings to file such termination statements) executed by each Person holding a security interest in any assets of the Company or any Subsidiary as of the Closing Date with respect to any Repaid Company Debt terminating any and all such security interests and evidence reasonably satisfactory to Acquirer that all Encumbrances on assets of the Company or any Subsidiary with respect to any Repaid Company Debt shall have been released prior to, or shall be released promptly following, the earlier of the Closing or confirmation of repayment of the applicable Repaid Company Debt;
10.evidence satisfactory to Acquirer of the consents and notices, as applicable, of each of the Contracts listed on Schedule 1.2(b)(x);
11.the Escrow Agreement and Paying Agent Agreement, each executed by the Shareholders’ Agent;
12.a Warrant Termination Agreement duly executed and delivered by each Company Warrantholder; and
13.the shareholders registry of the Company in the form attached hereto as Exhibit H, evidencing the transfer and ownership of all of the Company Shares to Acquirer certified by the Company’s Chief Executive Officer.
Receipt by Acquirer of any of the agreements, instruments, certificates or documents delivered pursuant to this Section 1.2(b) shall not be deemed to be an agreement by Acquirer that the information or statements contained therein are true, correct or complete, and shall not diminish Acquirer’s remedies hereunder if any of the foregoing agreements, instruments, certificates or documents are not true, correct or complete.
         (c) Rights Not Transferable. The rights of the Company Securityholders under this Agreement are personal to each such Company Securityholder and, except as set forth in Section ˝10.7, shall not be transferable for any reason, other than by operation of law, will or the laws of descent and distribution. Any attempted transfer of such right by any holder thereof (other than as permitted by the immediately preceding sentence) shall be null and void. Notwithstanding the foregoing or elsewhere in this Agreement, after the Closing, each Company Securityholder (other than Company Optionholders) shall be permitted, subject to Applicable Law, to transfer or assign their rights to receive funds from the Escrow Fund and the Shareholders’ Agent Expense Fund; provided that written evidence of such transfer is provided to each Payor and the Shareholders’ Agent, such Payor shall be entitled to rely on such written evidence absent manifest error, and the transferee fills out any applicable tax forms for the purpose of complying with Payor’s and Paying Agent’s tax withholding obligations or other documents reasonably required by Acquirer or the Paying Agent prior to release of funds to such transferee and that any costs associated with such assignment shall be borne by the Company Securityholder.
         (d) No Interest. Notwithstanding anything to the contrary contained herein, no interest shall accumulate on any consideration payable in connection with the consummation of the Share Purchase and the other Transactions.
        1.3 Closing Payments and Surrender of Certificates.
         (a) Closing Procedures.

          (i) At or prior to the Closing, Acquirer shall deposit with ESOP Management and Trust Services Ltd., the Israeli paying agent (the "Paying Agent"), an amount of cash sufficient to pay the unpaid Transaction Expenses (other than any unpaid Transaction Expenses that will be paid by the Company following the Closing), the Repaid Company Debt and the Closing Consideration less (A) the Adjustment Escrow Amount, less (B) the Indemnity Escrow Amount, less (C) the aggregate amount of payments in respect of In the Money Vested Company Options to Company Vested Optionholders that are residents of the United States (such holder, the "U.S. Optionholders" and such payments, the "U.S. Optionholder Payments"), and less (D) the Option Cash Right Payment.
          (ii) At the Closing, Acquirer will instruct the Paying Agent to pay to each Company Shareholder, by wire transfer of same-day funds, such Company Shareholder’s Consideration Portion of the Closing Consideration less (A) such Company Shareholder’s portion of the Adjustment Escrow Amount, the Indemnity Escrow Amount and the Shareholders’ Agent Expense Amount in respect of such Company Shares and (B) the Company Loan Amount, if any, outstanding in respect of the Company Shareholder, as soon as reasonably practicable, but in any event, no later than five Business Days following surrender to the Paying Agent of a duly executed letter of transmittal substantially in the form attached hereto as Exhibit I-1 or I-2, as applicable (the "Shareholders Letter of Transmittal") (provided that such payments shall be subject to Section 1.1(f) with respect to the withholding of Israeli Tax and provisions related to 102 Company Shares), together with all of the certificates or instruments which immediately prior to the Closing represented issued and outstanding Company Share Capital held by Company Shareholder (or the Affidavit of Lost Share Certificate in the form attached to the Shareholders Letter of Transmittal), Share Transfer Deeds (to the extent not already delivered at Closing) (the "Converting Instruments"), a certificate confirming such Company Shareholder’s information contained in the Spreadsheet, in a form attached to the Shareholders Letter of Transmittal (a "Closing Allocation Certificate") and, with respect to Company Shareholders that are individuals and residents in a jurisdiction that follows the community property regime, a duly executed Spousal Consent.
          (iii) At the Closing, Acquirer will instruct the Paying Agent to pay to each Company Optionholder who holds In the Money Vested Company Options at the Closing (other than In the Money Vested Company Options held by U.S. Company Optionholders), by wire transfer of same-day funds, such Company Optionholder’s portion of the Vested Option Payments less (A) such Company Optionholder’s portion of the Adjustment Escrow Amount, the Indemnity Escrow Amount and the Shareholders’ Agent Expense Amount in respect of such In the Money Vested Company Options and (B) the amount, if any, of the Company Loan Amount owed to the Company by such Company Optionholder (provided that such payments shall be subject to Section 1.1(f) regarding provisions related to 102 Company Options and 3(i) Company Options), as soon as reasonably practicable, but in any event, no later than five Business Days following the Closing and surrender to the Paying Agent of any documents required hereunder (including an executed Option Cancellation Agreement by such Company Optionholder) pursuant to Section 1.1(c) and subject to the terms of this Agreement.
          (iv) At the Closing, Acquirer will instruct the Paying Agent to pay to the Company Warrantholder, by wire transfer of same-day funds, such Company Warrantholder’s portion of the Warrant Payments less such Company Warrantholder’s portion of the Adjustment Escrow Amount, the Indemnity Escrow Amount and the Shareholders’ Agent Expense Amount in respect of such Company Warrants (provided that such payments shall be subject to Section 1.1(f) regarding provisions related to Company Warrants) as soon as reasonably practicable, but in any event, no later than five Business Days following the Closing and surrender to the Paying Agent of any documents required hereunder (including an executed Warrant Termination Agreement), pursuant to Section 1.1(d) and subject to the terms of this Agreement.

          (v) At or prior to the Closing, Acquirer shall deposit with Optimal Plus, Inc. (USA) (the "U.S. Subsidiary") an amount of cash sufficient to make the U.S. Optionholder Payments, and shall thereafter cause the U.S. Subsidiary to pay to each U.S. Optionholder the applicable U.S. Optionholder Payment less such U.S. Optionholder’s portion of the Adjustment Escrow Amount, the Indemnity Escrow Amount and the Shareholders’ Agent Expense Amount in respect of such U.S. Optionholder Payments, through the U.S. Subsidiary’s payroll system in accordance with standard payroll practices, including any required withholding for applicable Taxes, as soon as reasonably practicable, but in any event, no later than five Business Days following surrender to the Acquirer of any documents required hereunder (including an executed Option Cancellation Agreement by such Company Optionholder); provided, however, that with respect to holders of Company Options who are not Company Employees, references to the payroll system of the U.S. Subsidiary shall mean through the accounting services of such entity.
          (vi) At or prior to the Closing, Acquirer shall deposit with the 102 Trustee (subject to the terms of an escrow agreement to be agreed upon prior to Closing between the 102 Trustee, Acquirer and the Shareholders’ Agent), an amount of cash sufficient to pay the Option Cash Right Payment. At the Closing, Acquirer will instruct the 102 Trustee to pay to each Company Optionholder who holds In the Money Unvested Company Options, at the applicable vesting date of such Unvested Company Options (and with respect to In the Money Unvested Company Options held by U.S. Optionholders, thorough the payroll system of the U.S. Subsidiary), by wire transfer of same-day funds, such Company Optionholder’s portion of the Option Cash Right Payment less (A) such Company Optionholder’s portion of the Adjustment Escrow Amount, the Indemnity Escrow Amount and the Shareholders’ Agent Expense Amount in respect of such Unvested Company Options and (B) the amount, if any, of the Company Loan Amount owed to the Company by such Company Optionholder (provided that such payments shall be subject to Section 1.1(f) regarding provisions related to 102 Company Options and 3(i) Company Options), as soon as reasonably practicable, but in any event, no later than five Business Days following the applicable vesting date and surrender to the 102 Trustee of any documents required hereunder (including an executed Option Cancellation Agreement by such Company Optionholder) pursuant to Section 1.1(c) and subject to the terms of this Agreement. Any amounts forfeited from Option Cash Right Payment and not added to the Indemnity Escrow Fund, as required under Section 1.1(c)(ii), shall be released to Acquirer.
          (vii) At the Closing, the Paying Agent shall make payment of the Transaction Expenses remaining unpaid at the Closing (other than those that will be paid by the Company following the Closing) and the Repaid Company Debt as of the Closing in order to discharge the amounts payable thereunder.
          (viii) Notwithstanding the other provisions of this ARTICLE 1, at the Closing, the Paying Agent shall deposit with the Shareholders’ Agent $200,000 (the "Shareholders’ Agent Expense Amount"), which shall be deemed to be withheld from the consideration otherwise payable at the Closing to each Indemnifying Party in accordance with each Indemnifying Party’s Pro Rata Share thereof. The Shareholders’ Agent Expense Amount shall be used by the Shareholders’ Agent: (i) for the payment of expenses incurred by it in performing its duties in accordance with Section 9.7 or (ii) as otherwise determined by the Advisory Group (the "Shareholders’ Agent Expense Fund").
         (b) Escrow Fund. Notwithstanding anything to the contrary in the other provisions of this ARTICLE 1, Acquirer shall withhold from the gross cash consideration otherwise payable to each Indemnifying Party in accordance with Section 1.1(a), such Indemnifying Party’s Consideration Portion of the Adjustment Escrow Amount and such Indemnifying Party’s Pro Rata Share of the Indemnity Escrow Amount. At the Closing, Acquirer shall deposit (or cause to be deposited) the Adjustment Escrow Amount and the Indemnity Escrow Amount with the Escrow Agent, as escrow agent pursuant to the Escrow Agreement, to be held by the Escrow Agent in accordance with and subject to the provisions of this Agreement and the Escrow Agreement. The Adjustment Escrow Amount plus any interest or earning paid thereon in accordance with the Escrow Agreement (the "Adjustment Escrow Fund") shall be available to compensate Acquirer for any Aggregate Consideration Shortfall under Section 1.6, and shall be held and distributed in accordance with Section 1.6 and the Escrow Agreement. Subject to Section 9.2, the Indemnity Escrow Amount plus any interest or earnings paid thereon and less any distributions made therefrom in accordance with the Escrow Agreement (the "Indemnity Escrow Fund" and, together with the Adjustment Escrow Fund, the "Escrow Fund") shall constitute partial security for the benefit of Acquirer (on behalf of itself or any other Indemnified Person) with respect to any Indemnifiable Damages pursuant to the indemnification obligations of the Indemnifying Parties under ARTICLE 9, and shall be held and distributed in accordance with Section 9.1 and the Escrow Agreement. The adoption of this Agreement and the approval of the Share Purchase by the Company Shareholders shall constitute, among other things, approval of the Adjustment Escrow Amount and the Indemnity Escrow Amount, the withholding of the Adjustment Escrow Amount and the Indemnity Escrow Amount by Acquirer and the appointment of the Shareholders’ Agent. Acquirer shall be treated as the owner of the Escrow Fund and for Tax purposes, shall report all income earned thereon (and accordingly, all interest on or other taxable income, if any, earned from the investment of such cash in the Escrow Fund pursuant to this Agreement shall be treated for U.S. and Israeli income tax purposes as earned by Acquirer).
         (c) Transfers of Ownership. If any cash amount payable pursuant to this Section 1.3 is to be paid to a Person other than the Person to which the Converting Instrument, In the Money Vested Company Option or Company Warrant surrendered in exchange therefor is registered, it shall be a condition of the payment thereof that such Converting Instrument, In the Money Vested Company Option or Company Warrant shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid to Acquirer or any agent designated by it any transfer or other Taxes required by reason of the payment of cash in any name other than that of the registered holder of such Converting Instrument, In the Money Vested Company Option or Company Warrant, or established to the satisfaction of Acquirer or any agent designated by it that such Tax has been paid or is not payable.
         (d) No Liability. Notwithstanding anything to the contrary in this Section 1.3, none of the Company, Parent, Acquirer or any party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.
         (e) Unclaimed Consideration. Following the Closing, each former holder of Company Shares, In the Money Vested Company Options or Company Warrants shall look only to Paying Agent or the Company or Acquirer (subject to abandoned property, escheat and similar Applicable Law) for its claim, only as a general unsecured creditor thereof, to any portion of the Aggregate Consideration payable in respect of such Company Shares, In the Money Vested Company Options or Company Warrants. Notwithstanding anything to the contrary contained herein, if any Converting Instrument, In the Money Vested Company Option or Company Warrant has not been surrendered prior to the earlier of the first anniversary of the Closing and such date on which the applicable portion of the Aggregate Consideration payable pursuant to this Section 1.3 in respect of such Converting Instrument, In the Money Vested Company Option or Company Warrant would otherwise escheat to, or become the property of, any Governmental Entity, any amounts payable in respect of such Converting Instrument, In the Money Vested Company Option or Company Warrant shall, to the extent permitted by Applicable Law, become the property of Acquirer, free and clear of all claims or interests of any Person previously entitled thereto.
        1.4 No Further Ownership Rights in the Company Share Capital, Company Options or Company Warrants. The applicable portion of the Aggregate Consideration paid or payable following the surrender for exchange of any Converting Instrument, Company Option or Company Warrant in accordance with the terms hereof shall be paid or payable in full satisfaction of all rights pertaining to the shares of Company Share Capital represented by such Converting Instrument, Company Option or Company Warrant, and there shall be no further registration of transfers on the records of Acquirer or the Company of shares of Company Share Capital that were issued and outstanding immediately prior to the Closing. If, after the Closing, any Converting Instrument, Company Option or Company Warrant is presented to the Company or Acquirer for any reason, such Company Shares, Company Option or Company Warrant shall be cancelled and exchanged as provided in this ARTICLE 1.
        1.5 Certain Taxes. All Transfer Taxes incurred in connection with this Agreement shall be paid 50% by Acquirer and 50% by the Company Securityholders when due, and each of Acquirer and Company Securityholder, shall, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes by it.
        1.6 Consideration Adjustment.
         (a) Within 60 days after the Closing Date, Acquirer shall deliver to the Shareholders’ Agent a statement (the "Acquirer Closing Statement") setting forth Acquirer’s good faith calculation of (i) the Company Net Working Capital as of 11:59 p.m. Israel time on the day immediately prior to the Closing Date, (ii) the amount of unpaid Company Debt as of the Closing Date and immediately prior to the Closing, and (iii) the amount of unpaid Transaction Expenses as of the Closing Date and immediately prior to the Closing. The Acquirer Closing Statement shall be set out in accordance with the Closing Statement and on the basis delineated in Section 6.9. Acquirer shall provide the Shareholders’ Agent and its representatives reasonable access upon reasonable notice to the records, properties, and personnel relating to the preparation of the Acquirer Closing Statement and shall cause its personnel to reasonably cooperate with the Shareholders’ Agent in connection with its review of the Acquirer Closing Statement.
         (b) The Shareholders’ Agent shall have 30 days within which to review the Acquirer Closing Statement after Acquirer’s delivery thereof. The Shareholders’ Agent may object to any calculation set forth in the Acquirer Closing Statement by providing written notice of such objection to Acquirer such 30-day period after Acquirer’s delivery of the Acquirer Closing Statement (the "Notice of Objection"), together with the basis of its objection in reasonable detail and any supporting documentation, information and calculations. If a Notice of Objection is not provided within such 30-day period, the Acquirer Closing Statement (and each of the calculations set forth therein) shall be deemed final.
         (c) If the Shareholders’ Agent provides the Notice of Objection, then Acquirer and the Shareholders’ Agent shall confer in good faith for a period of up to 20 days following Acquirer’s receipt of the Notice of Objection in an attempt to resolve any disputed matter set forth in the Notice of Objection, and any resolution by them shall be in writing and shall be final and binding on the parties hereto and the Indemnifying Parties.
         (d) If, after the 20-day period set forth in Section 1.6(c), Acquirer and the Shareholders’ Agent cannot resolve any matter set forth in the Notice of Objection, then Acquirer and the Shareholders’ Agent shall engage the Israeli offices of Grant Thornton LLP or such other independent certified public accounting firm nationally recognized in the United States that is acceptable to both Acquirer and the Shareholders’ Agent or, if such firm is not able or willing to so act, another auditing firm acceptable to both Acquirer and the Shareholders’ Agent (the "Reviewing Accountant") to review only the matters in the Notice of Objection that are still disputed by Acquirer and the Shareholders’ Agent and any calculations to the extent relevant thereto. After such review and a review of the Company’s relevant books and records, the Reviewing Accountant shall promptly (and in any event within 15 days following its engagement) determine the resolution of such remaining disputed matters, which determination shall be final and binding on the parties hereto and the Indemnifying Parties.
         (e) If the Aggregate Consideration as finally determined pursuant to Section 1.6(b), Section 1.6(c) and/or Section 1.6(d), is greater than the Closing Consideration that was calculated in accordance with the Company Closing Financial Certificate (such difference, the "Aggregate Consideration

Surplus"), then within three Business Days following such determination the Aggregate Consideration Surplus shall be wired by Acquirer to the Paying Agent, the U.S. Subsidiary (with respect to U.S. Optionholders) or the 102 Trustee (with respect to holders of 102 Company Securities and Unvested Company Options), as applicable for further distribution to the Indemnifying Parties in accordance with their Consideration Portion of such Aggregate Consideration Surplus, and Acquirer and the Shareholders’ Agent shall submit a joint written instruction to the Escrow Agent instructing Escrow Agent to pay, within three Business Days following submission of such joint instruction, to the Paying Agent, the U.S. Subsidiary (with respect to U.S. Company Optionholders) or the 102 Trustee (with respect to holders of 102 Company Securities and Unvested Company Options), as applicable, the Adjustment Escrow Fund for further distribution to the Indemnifying Parties based on their Consideration Portion of such Adjustment Escrow Fund.
         (f) If the Aggregate Consideration as finally determined pursuant to Section 1.6(b), Section 1.6(c) and/or Section 1.6(d), as the case may be, is less than the Closing Consideration that was calculated in accordance with the Company Closing Financial Certificate (such difference, the "Aggregate Consideration Shortfall"), the Aggregate Consideration Shortfall shall be recovered by Acquirer from the Adjustment Escrow Fund. A joint written instruction setting forth the Aggregate Consideration Shortfall to be paid to Acquirer and, if applicable, any remaining Adjustment Escrow Fund to the Indemnifying Parties, shall be prepared, signed by Acquirer and the Shareholders’ Agent and delivered to the Escrow Agent within three Business Days following the determination of the Aggregate Consideration Shortfall. Upon receipt of such instruction, the Escrow Agent shall distribute within three Business Days following submission of such joint instruction to Acquirer such amount of cash from the Adjustment Escrow Fund and, if applicable, any remaining Adjustment Escrow Fund to the Paying Agent, the U.S. Subsidiary (with respect to U.S. Optionholders) or the 102 Trustee (with respect to holders of 102 Company Securities), as applicable, for further distribution to the Indemnifying Parties based on their Consideration Portion of such Adjustment Escrow Fund.
         (g) The fees, costs and expenses of the Reviewing Accountant shall be allocated between the Shareholders’ Agent (on behalf of the Indemnifying Parties), on the one hand, and Acquirer, on the other hand, in the same proportion that the aggregate amount of the disputed items submitted to the Reviewing Accountant that is unsuccessfully disputed by each such party (as finally determined by the Reviewing Accountant) bears to the total amount of such disputed items so submitted.
        1.7 Waiver and Release of Claims.
         (a) Effective for all purposes as of the Closing, each Company Shareholder, by executing this Agreement or otherwise becoming a party hereto, acknowledges and agrees on behalf of himself, herself or itself and each of his, her or its agents (other than the Shareholders’ Agent), trustees, beneficiaries, directors, officers, controlled Affiliates, subsidiaries, estate, successors and assigns (each, a "Releasing Party") that each hereby releases and forever discharges the Company, each Company Securityholder and Acquirer (each a "Beneficiary") and each of such Beneficiary’s respective subsidiaries, Affiliates, directors, officers, employees, representatives, consultants, agents, members, stockholders, successors, predecessors and assigns (each, a "Released Party" and collectively, the "Released Parties") from any and all Shareholder Claims such Releasing Party may have or assert it has against any of the Released Parties, from the beginning of time through the time of the Closing, in each case whether known or unknown, or whether or not the facts that could give rise to or support a Shareholder Claim are known or should have been known; except with regard to claims set forth in Section 1.7(g), as applicable. In this Agreement a "Shareholder Claim" shall mean any and all actions, suits, claims, demands, debts, sums of money, accounts, reckonings, bonds, bills, covenants, Contracts, controversies, promises, judgments, liabilities or obligations of any kind whatsoever in law or equity and causes of action of every kind and nature, or otherwise (including, claims for damages, costs, expenses, and attorneys’, brokers’ and accountants’ fees and expenses) arising out of or related to events, facts, conditions or circumstances existing or arising on or prior to the Closing, in each case which the Releasing Party, can, shall or may have against the Released Parties, whether known or unknown, suspected or unsuspected, unanticipated as well as anticipated and that now exist.
         (b) Each Company Shareholder, by executing this Agreement, hereby confirms, acknowledges, represents and warrants that he, she or it: (A) (i) has examined such Person’s Closing Allocation Certificate and is entitled only to the distribution set forth in such Person’s Closing Allocation Certificate (subject to any changes and adjustments contemplated in this Agreement); (ii) is the holder of the number of Company Ordinary Shares, Company Series A Preferred Shares, Company Series B Preferred Shares, Company Series C Preferred Shares, Company Series D Preferred Shares, Company Series E Preferred Shares, Company Options and/or Company Warrants set forth in such Person’s Closing Allocation Certificate, (iii) other than the number and class of Company Ordinary Shares, Company Series A Preferred Shares, Company Series B Preferred Shares, Company Series C Preferred Shares, Company Series D Preferred Shares, Company Series E Preferred Shares, Company Options and/or Company Warrants set forth in such Person’s Closing Allocation Certificate, is not entitled to any additional Company Ordinary Shares, Company Series A Preferred Shares, Company Series B Preferred Shares, Company Series C Preferred Shares, Company Series D Preferred Shares, Company Series E Preferred Shares, Company Options, Company Warrants or any other form of Equity Interests of the Company, including, shares, options, warrants or any other convertible security, or right to acquire shares, options or warrants of or any other convertible security into Company Share Capital, and (iv) has not heretofore assigned or transferred, or purported to have assigned or transferred, to any corporation (or any other legal entity) or person whatsoever, any Shareholder Claim herein released.
         (c) Effective for all purposes as of the Closing, each Company Shareholder, by executing this Agreement, hereby: (i) waives any right to receive any additional Company Ordinary Shares, Company Series A Preferred Shares, Company Series B Preferred Shares, Company Series C Preferred Shares, Company Series D Preferred Shares, Company Series E Preferred Shares (as a result of any anti-dilution rights, preemptive rights, conversion rights (of any of the Company Shares that are outstanding as of the Agreement Date or any Company Shares he, she or it may have been entitled to receive as a result of the conversion of any convertible loan agreement or any other convertible instrument that was issued by the Company), rights of first offer, co-sale and no-sale rights, any other participation, first refusal or similar rights, any adjustment of the conversion price of any preferred share whatsoever or otherwise); (ii) fully, finally, irrevocably and forever waives any right to convert any of its Company Shares into any other class or series of Company Shares presently and through the Closing (except as provided in this Agreement), (iii) waives any right to receive consideration for such Company Shareholder’s Equity Interests in the Company other than as set forth in such Person’s Closing Allocation Certificate (including for any interest payments, the method of determination or calculation of any of the values or allocations pursuant to this Agreement, any preferential or other amount resulting from its investment in the Company or the purchase of Company Shares (e.g. in the form of indemnification), the conversion of Company Shares, any other rights of any nature under the Charter Documents, or any Shareholders Agreement, which the Company Shareholders and/or its successors and assignees ever had, now have or hereafter can, shall or may have, at any time, due to actions or events that occurred prior to Closing which do not conform or are not consistent with the terms of this Agreement and the consideration attributed to such Company Shareholders in such Person’s Closing Allocation Certificate), (iv) hereby terminates and waives any rights, powers and privileges such Company Shareholder has or may have pursuant to any "Shareholders Agreement" (which for purposes of this Agreement will be defined as any investors rights agreement, registration rights agreement or shareholders agreement entered into by such Company Shareholders with respect to the Company) or any right to make a claim or demand for any discrepancy between any Shareholders Agreement, share purchase agreement or convertible loan agreement with such Company Shareholder and the provisions of this Agreement and his, her or its entitlement pursuant to such agreements. For as long as this Agreement is in force, each Company Shareholder agrees not to sell, transfer, assign or convert any of its Company Shares, Company Options and/or Company Warrants, or subject such Company Shares, Company Options and/or Company Warrants to any Encumbrances, except pursuant to a transfer request of Company Shares provided to the Company and Acquirer prior to the Agreement Date.
         (d) Each Company Shareholder resident in the State of California hereby acknowledges that such Company Shareholder is familiar with Section 1542 of the Civil Code of the State of California ("Section 1542"), which provides as follows:
A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, AND THAT IF KNOWN BY HIM OR HER WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.
         (e) Effective for all purposes as of the Closing, each Company Shareholder waives and relinquishes on behalf of itself and of its Releasing Parties any rights and benefits in any Shareholder Claim which such Releasing Party may have under Section 1542 or any similar Applicable Law principle of any jurisdiction. Each Company Shareholder, by executing this Agreement or otherwise becoming a party thereto, acknowledges that such Company Shareholder may hereafter discover facts in addition to or different from those which such Company Shareholder now knows or believes to be true with respect to the subject matter of this Agreement, but it is such Company Shareholder’s intention to fully and finally and forever settle and release any and all Shareholders Claims, known or unknown, suspected and unsuspected, which do now exist or may exist or heretofore have existed between itself or any of its Releasing Parties and any Released Party. In furtherance of this intention, the releases herein shall be and remain in effect as full and complete general releases notwithstanding the discovery or existence of any such additional or different facts.
         (f) Each Company Shareholder, on behalf of each Releasing Party, further covenants and agrees that such Releasing Party has not heretofore sold, transferred, hypothecated, conveyed or assigned, and shall not hereafter sue any Released Party upon, any Shareholder Claim released under this Section 1.7, and that each Releasing Party shall indemnify and hold harmless the Released Parties against any loss or liability on account of any actions brought by such Releasing Party or such Releasing Party’s assigns or prosecuted on behalf of such Releasing Party and on any Shareholder Claim released under this Section 1.7. The parties hereto agree and acknowledge that the limitations on liability set forth in ARTICLE 9 and ARTICLE 10 shall not apply to this Section 1.7.
         (g) Notwithstanding anything in this Section 1.7, the foregoing releases and covenants shall not apply to any claims (a) relating to Parent and/or Acquirer’s failure to pay the Aggregate Consideration in accordance with this Agreement, (b) relating to Parent and/or Acquirer’s failure to perform any of its obligations, undertakings or covenants or inaccuracies in any representations and warranties of Acquirer or Parent set forth in this Agreement (including any exhibit hereto) and the Escrow Agreement; (c) relating to any employment or consulting payment, including salary, bonuses, accrued vacation, any other employee compensation and/or benefits to the extent reflected in written employment agreements or employment related documents or written correspondence, or under Applicable Laws (d) relating to contractual rights that such Company Shareholder has under commercial contracts listed in Schedule 2.12 of the Company Disclosure Schedule to which such Company Shareholder is a party (and such Company Shareholder hereby acknowledges and agrees that it has no existing claims or reasonable basis for claims under any such contract); or (e) related to any Covered Person’s indemnity rights in such Covered Person’s indemnification, insurance and exculpation provisions under the respective Charter Documents or written indemnification agreements between the Company or one of its Subsidiaries and such Covered Persons that are listed on Schedule ˝2.15(a)(viii) of the Company Disclosure Schedule, as in effect as of the date hereof.
         (h) Notwithstanding anything to the contrary: (i) the foregoing release is conditioned upon the consummation of the Closing and shall become null and void, and shall have no effect whatsoever,

without any action on the part of any person or entity, upon termination of this Agreement in accordance with ARTICLE 8 and (ii) should any provision of this release be found, held, declared, determined, or deemed by any court of competent jurisdiction to be void, illegal, invalid or unenforceable under any applicable statute or controlling law, the legality, validity, and enforceability of the remaining provisions will not be affected and the illegal, invalid, or unenforceable provision will be deemed not to be a part of this release.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Subject to the disclosures set forth in the disclosure schedule of the Company delivered to Acquirer concurrently with the execution of this Agreement (the "Company Disclosure Schedule") each of which disclosures, in order to be effective, shall indicate the Section and, if applicable, the Subsection of this ARTICLE 2 to which it relates (unless and only to the extent the relevance to other representations and warranties is readily apparent on the face of such disclosures without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed), the Company hereby represents and warrants to Acquirer, as follows:
b.Organization, Standing, Power and Subsidiaries.
i.The Company is a company duly incorporated and validly existing under the laws of Israel. Each Subsidiary is duly incorporated, validly existing and, if applicable, in good standing under the laws of its jurisdiction of incorporation. The Company and the Subsidiaries have the corporate power to own, operate, use, distribute and lease their properties and to conduct the business and are duly licensed or qualified to do business and are in good standing in each jurisdiction where the failure to be so qualified or in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to have a material and adverse effect with respect to the Company or the Subsidiaries. The Company and the Subsidiaries are not in violation of any of the provisions of their Charter Documents, certificate of incorporation, bylaws or other organizational documents, as applicable.
ii.Except as set forth on Schedule 2.1(b) of the Company Disclosure Schedule, the Company does not have and has never had a subsidiary and the Company does not own or control and has never owned or controlled, directly or indirectly, any Equity Interest in, or have any commitment or obligation to invest in, purchase any securities or obligations of, fund, guarantee, contribute or maintain the capital of or otherwise financially support any, corporation, partnership, limited liability company, joint venture or other business association or entity. The Company is the sole owner of all of the issued and outstanding Equity Interests of the Subsidiaries. There are no outstanding subscriptions, options, warrants, "put" or "call" rights, exchangeable or convertible securities or other Contracts of any character relating to the issued or unissued share capital or other securities of the Subsidiaries, or otherwise obligating the Company or any Subsidiaries to issue, transfer, sell, purchase, redeem or otherwise acquire or sell any such securities.
iii.Schedule 2.1(c) of the Company Disclosure Schedule sets forth a true, correct and complete list of: (i) the names of the members of the Company Board of Directors and of the board of directors of each of the Subsidiaries and (ii) the names and titles of the officers of the Company and each of the Subsidiaries.
iv.The Company has not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, business name or other name, other than its corporate name as set forth in this Agreement.
         2.2 Capital Structure.

         (a) The authorized share capital of the Company is NIS 1,637,274.91, consists solely of (i) 100,819,200 Company Ordinary Shares, (ii) 11,000,000 Company Series A Preferred Shares, (iii) 9,867,078 Company Series B Preferred Shares, (iv) 12,305,210 Company Series C Preferred Shares, (v) 10,572,792 Company Series D Preferred Shares, and (vi) 19,163,211 Company Series E Preferred Shares. As of the Agreement Date, a total of (i) 10,310,223 Company Ordinary Shares, (ii) 11,000,000 Company Series A Preferred Shares, (iii) 9,867,078 Company Series B Preferred Shares, (iv) 12,305,210 Company Series C Preferred Shares, (v) 10,572,792 Company Series D Preferred Shares, and (vi) 19,163,211 Company Series E Preferred Shares are issued and outstanding as of the Agreement Date. The Company holds no treasury shares. As of the Agreement Date, except as set forth in Schedule 2.2(a) of the Company Disclosure Schedule, there are no other issued and outstanding shares of Company Share Capital and no outstanding commitments or Contracts to issue any shares of Company Share Capital other than pursuant to the exercise of outstanding Company Options under the Company Option Plan that are outstanding as of the Agreement Date and the exercise of Company Warrants that are outstanding as of the Agreement Date. Schedule 2.2(a)(i) of the Company Disclosure Schedule accurately sets forth, as of the Agreement Date, a true, correct and complete list of the Company Shareholders that are the registered owners of any Company Shares and the number and type of such shares so owned by such Company Shareholder. All issued and outstanding shares of Company Share Capital are duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrances, outstanding subscriptions, preemptive rights, rights of first refusal or "put" or "call" rights created by statute or any Contract to which the Company or by which the Company or any of its assets is bound, other than the Charter Documents. The Company has never declared or paid any dividends on any shares of Company Share Capital. There is no Liability for dividends accrued and unpaid by the Company. Except as set forth in Schedule 2.2(a) of the Company Disclosure Schedule, the Company is not under any obligation to register under the Securities Act, applicable Israeli securities law or the rules and regulations promulgated thereunder, any other Applicable Law or "blue sky" laws, any shares of Company Share Capital, any Equity Interests or any other securities of the Company, whether currently outstanding or that may subsequently be issued. Except as set forth in Schedule 2.2(a) of the Company Disclosure Schedule, each Company Series A Preferred Share, Company Series B Preferred Shares, Company Series C Preferred Shares, Company Series D Preferred Shares and Company Series E Preferred Shares is convertible into Company Ordinary Shares at the applicable Company Conversion Ratio. All issued and outstanding shares of Company Share Capital, Company Options, all Company Warrants were granted or issued in compliance with all Applicable Laws and all requirements set forth in the Charter Documents, the Company Option Plan (as applicable) and any applicable Contracts to which the Company is a party or by which the Company or any of its assets is bound.
         (b) As of the Agreement Date, the Company has reserved a total of 22,588,939 Company Ordinary Shares for issuance to employees, non-employee directors and Company Contractors pursuant to the Company Option Plan, of which 2,310,223 Company Ordinary Shares were issued pursuant to exercise of Company Options, 19,346,740 Company Ordinary Shares are subject to outstanding and unexercised Company Options, and 931,976 Company Ordinary Shares remain available for issuance thereunder. Schedule 2.2(b) of the Company Disclosure Schedule sets forth, as of the Agreement Date, a true, correct and complete list of all holders of outstanding Company Options, including the number of Company Ordinary Shares subject to each Company Option, the number of such shares that are vested or unvested, the date of grant of such Company Option, the vesting commencement date, the vesting schedule (and the terms of any acceleration thereof), the exercise price per share, the term of each Company Option, whether each such Company Option was granted pursuant to Section 3(i) of the Ordinance, Section 102 of the Ordinance and the applicable sub-section of Section 102 of the Ordinance, Section 422 of the Code, or any other applicable foreign Tax law, and for Company Options subject to Section 102(b)(2) of the Ordinance the date of deposit of such Company Option with the 102 Trustee. In addition, Schedule 2.2(b) of the Company Disclosure Schedule indicates which holders of outstanding Company Options are not and were not, at the time of issuance, employees of the Company or any of its Subsidiaries (including non-employee directors, Company Contractors, vendors, service providers or other similar Persons), including a description of the relationship between each such Person and the Company. True, correct and complete copies of the Company Option Plan, all agreements and instruments relating to or issued under the Company Option Plan (including executed copies of all Contracts relating to each Company Option and the Company Ordinary Shares purchased upon exercise of such Company Option) have been made available to Acquirer, and such Company Option Plan and Contracts have not been amended, modified or supplemented since being provided to Acquirer, and there are no agreements, understandings or commitments to amend, modify or supplement such Company Option Plan or Contracts in any case from those provided to Acquirer. All tax rulings, opinions, significant correspondence and filings with the ITA relating to the Company Option Plan and any award thereunder have been made available to Acquirer. The terms of the Company Option Plan permit the treatment of Company Options as provided in this Agreement, without notice to, or without the consent or approval of, the holders of such securities, the Company Shareholders or otherwise. Except as set forth in Schedule 2.2(b) of the Company Disclosure Schedule, no benefits under the Company Option Plan or Company Option will accelerate in connection with the Share Purchase (whether alone or in combination with any other event). Except for the Company Option Plan, the Company has never adopted, sponsored or maintained any other plan or agreement providing for equity compensation to any Person.
         (c) Except as set forth in Schedule 2.2(c) of the Company Disclosure Schedule, all Company Options outstanding and granted by the Company to its officers and employees in Israel were granted under employee option plan approved, or not rejected within 90 days from filing, by the ITA under the capital gains route of Section 102 of the Ordinance. All Company Options intended to qualify under the capital gains track set forth in Section 102(b)(2) of the Ordinance have been made in accordance with and comply in all material respects with the requirements of Section 102 and the rules and regulations promulgated and qualify for treatment under the capital gains track thereunder and Applicable Laws in order to so qualify, including having been deposited with the Section 102 Trustee in a timely manner, in compliance with the provisions of Section 102 of the Ordinance and the guidance of the ITA published by the ITA on July 24, 2012 and clarification dated November 6, 2012. Without limiting the generality of the foregoing, each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Company Board of Directors (or a duly constituted and authorized committee thereof) and any required Company Shareholders approval, in each case, by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto and is in full force and effect, each such grant was made in accordance with the terms of the Company Option Plan and all other Applicable Laws. All Company Options that were ever issued by the Company ceased to vest on the date on which the holder thereof ceased to be a Company Employee, Company Contractor, or member of the Company Board of Directors or the board of directors of any of the Company’s Subsidiaries. The exercise of the Company Options and the payment of cash in respect thereof complied and will comply with the terms of the Company Option Plan, the agreement applicable to such Company Options and all Applicable Laws. The Company Option Plan has been duly authorized, approved and adopted by the Company Board of Directors and, if required by any Applicable Law, by the Company Shareholders and is in full force and effect.
         (d) Schedule 2.2(d) of the Company Disclosure Schedule sets forth, as of the Agreement Date, a true, correct and complete list of all Company Warrantholders, including the number of shares and type of Company Shares subject to each such warrant, the date of grant, the exercise or vesting schedule (and the terms of any acceleration thereof), the exercise price per share and the term of each such warrant. True, correct and complete copies of each Company Warrant have been made available to Acquirer, and such Company Warrants have not been amended or supplemented since being provided to Acquirer, and there are no Contracts providing for the amendment or supplement of such Company Warrants. The terms of the Company Warrants permit the treatment of Company Warrants as provided herein, without notice to, or the consent or approval of, the Company Warrantholders, the Company Shareholders or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for such Company Warrants. All Company Warrants are In the Money Vested Company Warrants.

         (e) As of the Agreement Date, there are no authorized, issued or outstanding Equity Interests of the Company other than Company Shares, Company Options and the Company Warrants. Other than as set forth on Schedule 2.2(a)(i), Schedule 2.2(b), Schedule 2.2(d), and Schedule 2.2(e)(i) of the Company Disclosure Schedule, as of the Agreement Date, no Person has any Equity Interests of the Company, share appreciation rights, share units, share schemes, calls or rights, or is party to any Contract of any character to which the Company or a Company Securityholder is a party or by which it or its assets is bound, (i) obligating the Company or, such Company Securityholder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or other rights to purchase or otherwise acquire any Equity Interests of the Company, whether vested or unvested or (ii) obligating the Company to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such Company Option, Company Warrant, call, right or Contract.
         (f) No Company Debt (i) granting its holder the right to vote on any matters on which any Company Securityholder may vote (or that is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting share of the Company, is issued or outstanding as of the Agreement Date.
         (g) Except as set forth on Schedule 2.2(g) of the Company Disclosure Schedule, the Company has never repurchased, redeemed or otherwise reacquired any Company Share Capital, Company Options, Company Warrants or any other Equity Interests. All shares of Company Share Capital ever repurchased or redeemed by the Company were repurchased or redeemed in compliance with: (i) all applicable securities laws and other Israeli Law and (ii) all requirements set forth in all applicable Charter Documents and Contracts. There are no Contracts relating to voting, purchase, sale or transfer of any Company Share Capital (i) between or among the Company and any Company Securityholder, other than written Contracts granting the Company the right to purchase Company Shares upon termination of employment or service and (ii) to the Knowledge of the Company between or among any of the Company Securityholders. Except as set forth on Schedule 2.2(g) of the Company Disclosure Schedules, neither the Company Option Plan nor any Contract of any character to which the Company is a party to or by which the Company or any of its assets is bound relating to any Company Options requires or otherwise provides for the accelerated vesting of any Company Options or for the acceleration of any other benefits thereunder, in each case in connection with the Transactions or upon termination of employment or service with the Company, Parent or Acquirer, or any other event, whether before, upon or following the Closing or otherwise.
         (h) Schedule 2.2(h) of the Company Disclosure Schedule identifies each employee of the Company or other Person with an offer letter or other Contract or Company Employee Plan that contemplates a grant of, or right to purchase or receive: (i) options to purchase shares of Company Share Capital or other equity awards with respect to Company Share Capital or (ii) any other securities of the Company, that in each case, have not been issued or granted as of the Agreement Date, together with the number of such options, other equity awards or other securities and any promised terms thereof.
         (i) The Spreadsheet will accurately set forth, as of the Closing, the information required by Section 6.8. The number of Company Shares set forth in the Spreadsheet as being owned by a Person, or subject to Company Options held by such Person, will constitute the entire interest of such Person in the issued and outstanding Company Share Capital, voting securities or any other Equity Interests of the Company. As of the Closing, no Person not disclosed in the Spreadsheet will have a right to acquire from the Company any shares of Company Share Capital, Company Options or any other Equity Interests of the Company.
        2.3 Authority; Noncontravention.

         (a) Authority. The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The Company Board of Directors, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Company Board of Directors, has (i) approved this Agreement and approved the Share Purchase and the other Transactions and determined that this Agreement and the Transactions, including the Share Purchase, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Shareholders, (ii) approved this Agreement in accordance with the provisions of Israeli Law and the Charter Documents and (iii) directed that the adoption of this Agreement be submitted to the Company Shareholders for consideration and unanimously recommended that all of the Company Shareholders adopt this Agreement. Other than the Required Company Vote, no vote of the Company Shareholders is required in connection with the execution, delivery or performance of this Agreement by the Company or the Company Shareholders or the consummation of the Share Purchase and the other Transactions, and upon obtaining the Required Company Vote, the Company shall have obtained the required approval of the Transactions from the Company Shareholders in accordance with the Charter Documents and Israeli Law, each as in effect at the time of such approval.
         (b) Non-Contravention. The execution and delivery of this Agreement by the Company does not, and the consummation of the Transactions will not, (i) result in the creation of any Encumbrance, on any of the material properties or assets of the Company or any of the shares of Company Share Capital, (ii) except as set forth in Schedule 2.3(b)(ii) of the Company Disclosure Schedule, conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Charter Documents or any resolution adopted by the Company Shareholders or Company Board of Directors, (B) any Contract or (C) any Applicable Law, or (iii) contravene, conflict with or result in a violation of, Israeli Law or any Order to which the Company or any of the assets owned or used by the Company is subject.
         (c) Other than customary notices to the Israeli Registrar of Companies following the Closing, the notification filing required under the HSR Act and the expiration or termination of any applicable waiting period thereunder, and any applicable filings and approvals required by any other Governmental Entities outside of the United States pursuant to any Antitrust Law, no consent, approval, Order or authorization of, or registration, qualification, designation, declaration or filing with, or notice to, any Governmental Entity or any other Person is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation of the Transactions (including any filings and notifications as may be required to be made by the Company in connection with the Share Purchase under other Applicable Law), except for such consents, Orders, declarations, authorizations, filings, approvals, notices and registrations that, if not obtained or made, would not adversely affect, and would not reasonably be expected to adversely affect, the Company’s ability to perform or comply with the covenants, agreements or obligations of the Company herein or to consummate the Transactions in accordance with this Agreement and Applicable Law.
         (d) The execution and delivery of this Agreement by the Company does not, and the consummation of the Transactions will not contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate or modify, any authorization from a Governmental Entity that is held by the Company or that otherwise relates to the Company’s business or to any of the assets owned or used by the Company.
        2.4 Company Financial Statements; Absence of Certain Changes.
         (a) Attached as Schedule 2.4(a) of the Company Disclosure Schedule are the Company’s consolidated audited balance sheet and consolidated audited statements of income, operations, stockholders’ equity and cash flows for the fiscal year of the Company ended December 31, 2019, and the Company’s consolidated unaudited balance sheet and consolidated unaudited statements of income, operations, stockholders’ equity and cash flows for the three month period ended March 31, 2020 prepared in accordance with GAAP (including Accounting Standards Codification (ASC) 606) (such balance sheet, the "Company Balance Sheet" and the date thereof, the "Company Balance Sheet Date," and all such financial statements being collectively referred to herein as the "Company Financial Statements"). Such Company Financial Statements (i) were prepared, to the extent applicable and in all material respects, in accordance with the books and records of the Company and the Subsidiaries, (ii) present fairly in all material respects the financial condition of the Company and the Subsidiaries at the date or dates therein indicated and the results of operations for the period or periods therein specified and (iii) have been prepared in accordance with GAAP, except, in the case of unaudited Company Financial Statements, for the omission of notes thereto, are subject to normal year-end adjustments and reclassifications and lack footnote disclosure and other presentation items, and (iv) have been fully approved by the board of directors or shareholders if so required by any Applicable Laws.
         (b) Neither the Company nor any Subsidiary has any Liabilities whether or not required to be included in financial statements prepared in accordance with GAAP, other than (i) those set forth or adequately provided for in the Company Balance Sheet included in the Company Financial Statements, (ii) those incurred in the conduct of the Company’s or the Subsidiaries’ business since the Company Balance Sheet Date in the ordinary course and consistent with past practice that are of the type that ordinarily recur and that are not, individually or in the aggregate, material in nature or amount, (iii) Transaction Expenses reflected on the Company Closing Financial Certificate, (iv) ordinary course obligations under Contracts made available to Acquirer (but not including any Liabilities related to disputes or breaches under such Contracts), and (v) Liabilities that are listed in Schedule 2.4(b) of the Company Disclosure Schedule. Neither the Company nor any Subsidiary has any off balance sheet liability of any nature to, or any financial interest in, any third party or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of debt expenses incurred by the Company or any the Subsidiary.
         (c) Neither the Company nor any Subsidiary, nor to the Knowledge of the Company, any current Company Service Provider, has identified or been made aware of any fraud, whether or not material, that involves the Company’s or any Subsidiary’s management or other Company Service Providers who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or any Subsidiary, or any claim or allegation regarding any of the foregoing.
         (d) From March 31, 2020 until the Agreement Date:
1.neither the Company nor any Subsidiary has declared or paid any dividends, or authorized or made any distribution upon or with respect to any Company Shares or any Equity Interest of the Subsidiaries;
2.neither the Company nor any Subsidiary has incurred any indebtedness for money borrowed;

3.neither the Company nor any Subsidiary has made any loans, guarantees or advances, nor has provided any type of security interest whatsoever to any Person, other than ordinary advances for expenses;
4.neither the Company nor any Subsidiary has sold, exchanged or otherwise disposed of any material assets or rights other than non-exclusive licenses in the ordinary course of its business;
5.neither the Company nor any Subsidiary has applied for or received a Governmental Grant;
6.there has not been any damage or destruction, whether or not covered by insurance, materially and adversely affecting the assets, properties, financial condition, operating results, prospects or business of the Company or the Subsidiaries; there has not been any waiver by the Company or any Subsidiary of a valuable right or of a material debt owed to it;
7.there has not been any termination, expiration, material change or amendment to a Material Contract, except for changes or amendments that are expressly provided for in this Agreement;
8.other than in the ordinary course of business or as required by the applicable employment agreement or offer letter, there has not been any material change in any compensation or benefits arrangement or agreement with any employee, officer, director or shareholder of the Company or any Subsidiary;
9.there has not been any resignation or termination of employment of any officer or employee at management level or above of the Company or any Subsidiary and the Company has no Knowledge of any impending resignation or termination of employment of any such officer or employee at management level or above;
10.there has not been any change in any tax election or method of tax accounting made or used by the Company or any Subsidiary, any amendment to any income Tax Return or any other Tax Return, any Tax sharing or similar agreement or closing agreement, any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, or any settlement or final determination of any tax audit, claim, investigation, litigation or other proceeding or assessment involving the Company or any Subsidiary, or any applications for and/or negotiation of any Tax ruling or determination by or on behalf of the Company or by the Company on behalf of the Company Shareholders;
11.there has not occurred any Material Adverse Effect; or
12.there has not been any arrangement or commitment by the Company or any Subsidiary or any other Person acting on behalf of the Company or any Subsidiary to do any of the things described in this Section 2.4(d).
        2.5 Litigation. There is no private or governmental Legal Proceeding before any Governmental Entity, or, to the Knowledge of the Company, threatened in writing, against the Company or any Subsidiary or any of their respective assets or properties or any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any Subsidiary). There is no governmental inquiry or investigation pending or threatened against or affecting the Company, any Subsidiary, or any of their respective assets or properties (including any inquiry as to the qualification of the Company or any Subsidiary to hold or receive any license or permit). There is no unresolved Order against the Company or any Subsidiary, any of their respective assets or properties, or, to the Knowledge of the Company, any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any Subsidiary). Neither the Company nor any Subsidiary is in default with respect to any order, writ, injunction or decree of any Governmental Entity known to or served in writing upon the Company or any Subsidiary. Neither the Company nor any Subsidiary has any Legal Proceeding pending against any other Person.
        2.6 Restrictions on Business Activities. There is no Contract binding upon the Company or any Subsidiary or any judgment, writ, decree, stipulation, determination, decision, award, preliminary or permanent injunction, or temporary restraining order issued by a Governmental Entity with respect to the Company or any Subsidiary, which has or would reasonably be expected to have, whether before or after consummation of the Share Purchase, the effect of prohibiting or impairing the conduct of business in any material respect by the Company or any Subsidiary as currently conducted by the Company or the Subsidiaries.
        2.7 Compliance with Laws; Governmental Permits.
         (a) Each of the Company and each Subsidiary is in compliance in all material respects with, is not in material violation of, and has not received any written notices of violation which have not be remedied with respect to, any Applicable Law with respect to the conduct of its business, or the ownership or operation of its business.
         (b) Each of the Company and each Subsidiary has obtained each governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which the Company or any Subsidiary currently operates or holds any interest in any of its assets or properties or (ii) that is required for the operation of the Company’s or any Subsidiary’s business or the holding of any such interest in each case except for such consents, licenses, permits grants and other authorizations the failure to obtain would not be material to the business of the Company and the Subsidiaries taken as a whole (all of the foregoing consents, licenses, permits, grants, and other authorizations, collectively, the "Company Authorizations"). All of the Company Authorizations are in full force and effect. Neither the Company nor any Subsidiary has received any written notice or other written communication from any Governmental Entity regarding (i) any actual or possible violation of any Company Authorization or any failure to comply with any term or requirement of any Company Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization. None of the Company Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the transactions contemplated by this Agreement.
        2.8 Title to Property and Assets. Each of the Company and each Subsidiary has good and marketable title to all of their respective properties, and interests in properties and assets, real and personal, reflected on the Company Financial Statements or acquired after the Company Balance Sheet Date, except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice, or, with respect to leased properties and assets, valid leasehold interests in such properties and assets which afford the Company valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances (other than Permitted Encumbrances). The tangible property and equipment of each of the Company and each Subsidiary that are used in the operations of their respective businesses are in such operating condition and repair, subject to normal wear and tear, as necessary for the conduct of the business of the Company as currently conducted and currently proposed to be conducted. All properties used in the operations of the Company or any Subsidiary are reflected on the Company Financial Statements to the extent required under GAAP to be so reflected. Schedule 2.8 of the Company

Disclosure Schedule identifies each parcel of real property leased by the Company or any Subsidiary. The Company and any Subsidiary have adequate rights of ingress and egress into any real property used in the operation of their respective businesses. The Company has heretofore made available to Acquirer true, correct and complete copies of all leases, subleases and other agreements under which the Company and/or the Subsidiaries use or occupy or have the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto. Neither the Company nor any Subsidiary currently owns or has ever owned any real property.
        2.9 Intellectual Property.
         (a) As used in this Agreement, the following terms have the meanings indicated below:
          (i) "Company IP" means any and all (A) Third Party Intellectual Property used or held for use in the conduct of the business of the Company or any Subsidiary as currently conducted or as currently proposed to be conducted by the Company or any Subsidiary and (B) Company-Owned IP, including the Company Registered Intellectual Property listed in Schedule 2.9(b)(vi) of the Company Disclosure Schedule.
          (ii) "Company Products" means (A) all products or services developed, produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company or any Subsidiary since inception and (B) all products or services currently under development by the Company or any Subsidiary during the fiscal year ended December 31, 2020 (the "Development Products").
          (iii) "Company Registered Intellectual Property" means Intellectual Property Rights that have been registered, filed, certified or otherwise perfected or recorded with or by any Governmental Entity or other public or quasi-public legal authority and that are owned by or filed in the name of the Company or any Subsidiary, including any registered Domain Names.
          (iv) "Company Source Code" means, collectively, any software source code, any material portion or aspect of software source code, or any material proprietary algorithm contained in or relating to any software source code of any Company-Owned IP or Company Products.
          (v) "Company-Owned IP" means Intellectual Property owned or purported to be owned by to the Company or any Subsidiary.
          (vi) "Company-Owned IPR" means Intellectual Property Rights owned or purported to be owned by the Company or any Subsidiary.
          (vii)"Current Company Products" means shall mean all Company Products that (A) are currently under development, produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company or any Subsidiary or (B) have been licensed, sold, distributed or performed by or on behalf of the Company or any Subsidiary and that are still subject to a current agreement with a Third Party governing the use, support, or maintenance thereof.
          (viii)"Governmental Grant" means any grant, loan, incentive, subsidy, award, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit (including Tax benefits), relief or privilege provided or made available by or on behalf of or under the authority of the State of Israel, including the Israeli National Authority for Technological Innovation, formerly known as the office of the Chief Scientist of the Israeli Ministry of Economy of the State of Israel (the "IIA"), the BIRD Foundation and other bi- or multi-national grant programs for the financing of research and development or other similar funds, the European Union, the Fund for Encouragement of Marketing Activities of the Israeli government or any other Governmental Entity.
          (ix) "Intellectual Property" means Intellectual Property Rights and Technology.
          (x) "Intellectual Property Rights" or "IPR" means all rights in, or arising out of, Technology (including the right to enforce and recover remedies) in any jurisdiction, including: (i) rights in, or arising out of, Works of Authorship, including copyrights; (ii) rights in, or arising out of, Databases; (iii) rights in, or arising out of, Inventions, including patent rights; (iv) rights in, or arising out of, Trademarks, including trademark, service mark, and trade dress rights; (v) rights in, or arising out of, Confidential Information that constitute trade secrets under Applicable Law; (vi) rights in, or arising out of, a Person’s name, voice, signature, photograph, or likeness, including rights of personality, privacy and publicity; (vii) rights of attribution and integrity and other moral rights of an author, the right of the author to be known as the author of his or her work, to prevent others from being named as the author of his or her work and/or to prevent others from making deforming or derogatory changes in his or her work in a manner that reflects negatively on or are prejudicial to her professional standing, his or her goodwill, dignity, honor or reputation (including the rights of an author under Section 45 of the Israeli Copyright Law 2007 or under any other similar provision of any Applicable Law of any applicable jurisdiction) (collectively, "Moral Rights"); and (viii) rights in, arising out of, or associated with Domain Names.
13."Technology" means all forms of technology and technical and other information and tangible embodiments of that technology, technical and other information, including any or all of the following: (i) published and unpublished works of authorship (whether or not registered or registrable), audiovisual works, collective works, software and computer programs (whether in source code, object code, or executable form), documentation, compilations, databases, derivative works, literary works, maskworks, and sound recordings ("Works of Authorship"); (ii) inventions (whether or not patentable), discoveries, improvements, business methods, compositions of matter, machines, methods, and processes and new uses for any of the preceding items ("Inventions"); (iii) information that is not generally known or readily ascertainable through proper means, whether tangible or intangible, including algorithms, ideas, designs, formulas, know-how, methods, processes, programs, prototypes, systems, and techniques ("Confidential Information"); (iv) data, databases, data compilations and collections of data ("Databases"); (v) words, names, symbols, designs, and other designations, and combinations of the preceding items, used to identify or distinguish a business, good, product, or service or to indicate a form of certification, including logos, trade names, trade dress, trademarks and service marks ("Trademarks"); and (vi) domain names, web addresses and sites ("Domain Names").
          (xiv) "Third Party Intellectual Property" means any and all Intellectual Property owned by a third party.
         (b) Status.
          (i) The Company and its Subsidiaries (A) own or (B) have the valid right or license to exploit all Company IP in the manner that such Company IP at all times has been, is, and is contemplated to be exploited in the Business. The Company-Owned IP, together with the rights granted under the Company IP Agreements, constitute all the Intellectual Property: (i) used or otherwise practiced or exploited in the operation of the Business including, with respect to the Current Company Products, all work product and output resulting from or developed by or on behalf of the Company or any Subsidiary (alone or in concert with a third party) pursuant to its provision of services to or receipt of provision of services of any third parties; and (ii) necessary to enable Acquirer and its Affiliates to operate the Business after Closing to the same extent the Company or applicable Subsidiary would have been able to had the transactions contemplated by this Agreement not occurred.
          (ii) Neither the Company nor any Subsidiary has (A) transferred ownership of any Company-Owned IPR to any third party, (B) permitted any Company-Owned IPR to enter the public domain or, (C) permitted any Company Registered Intellectual Property to lapse (other than through the expiration of registered Intellectual Property at the end of its maximum statutory term).
          (iii) The Company and each Subsidiary owns and has good and exclusive title to each item of Company-Owned IPR, and that ownership is, and the execution of this Agreement and the consummation of the Transactions will not result in such ownership not being, free and clear of any Encumbrances (other than Permitted Encumbrances and Encumbrances that will be released at Closing). The right, license and interest of the Company or any Subsidiary in and to all Third Party Intellectual Property licensed by the Company or any Subsidiary from a third party are free and clear of all Encumbrances (other than Permitted Encumbrances).
          (iv) Neither the execution and delivery or effectiveness of this Agreement, the consummation of the transactions contemplated by the Agreement, nor the performance of the Company’s obligations under this Agreement will cause or result in (A) Acquirer or its Affiliates or the Company or any Subsidiaries (i) granting to any third party any right to or with respect to any Intellectual Property in excess of those granted by, or required to be granted by, any of them, respectively, in the absence of this Agreement or the transactions contemplated hereby; (ii) being bound by, or subject to, any non-compete, exclusivity provision, or other material restriction on the operation or scope of their respective businesses; or (iii) being obligated to pay any royalties or other amounts, or offer any discounts, to any third party in excess of those payable by, or required to be offered by, any of them, respectively, in the absence of this Agreement or the transactions contemplated hereby or (B) the forfeiture or termination of, or give rise to a right of forfeiture or termination of any Company-Owned IP, or impair the right of the Company, any Subsidiary, or Acquirer or its Affiliates to use, possess, sell or license any Company-Owned IP or portion thereof. After the Closing, all Company-Owned IP will be fully transferable, alienable or licensable by Acquirer or its Affiliates without restriction and without payment of any kind to any third party.
          (v) Schedule 2.9(b)(v) of the Company Disclosure Schedule lists all Company Products, other than Development Products that have not been named (by name and version number).
          (vi) Schedule 2.9(b)(vi) of the Company Disclosure Schedule lists all Company Registered Intellectual Property, as of the Agreement Date, including the jurisdictions in which each such item of Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made. Schedule 2.9(b)(vi) of the Company Disclosure Schedule sets forth a list of all actions that are required to be taken by the Company or the Subsidiaries, including payment of applicable registration, maintenance and/or renewal fees, within 180 days of the Agreement Date with respect to any of the Company Registered Intellectual Property in order to avoid impairment to or abandonment of such Company Registered Intellectual Property.
          (vii) Each item of Company Registered Intellectual Property is valid and subsisting (or in the case of applications, applied for), all registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States, Israel and/or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property and recording the Company’s and its Subsidiaries’ ownership interests therein. There have been no interferences, re-examinations or oppositions brought or threatened to be brought involving any of the Company-Owned IP.
          (viii) Neither the Company nor any Subsidiary is or shall be as a result of the execution and delivery or effectiveness of this Agreement or the performance of the Company’s obligations under this Agreement, in breach of any Contract of the Company or any Subsidiary governing or relating to any Company IP (the "Company IP Agreements") and the consummation of the Transactions will not result in the modification, cancellation, termination, suspension of, or acceleration of any rights, obligations or payments with respect to the Company IP Agreements, or give any non-Company party to any Company IP Agreement the right to do any of the foregoing.
          (ix) No Contract that the Company or any Subsidiary is a party to grant any third party exclusive rights to or under any Company-Owned IP or, other than non-exclusive licenses to resellers, distributors, or other channel partners granted in the ordinary course of business consistent with past practice, grant any third party the right to sublicense any Company-Owned IP.
          (x) There are no royalties, honoraria, fees or other payments payable by the Company or any Subsidiary to any Person (other than salaries or fees for services provided payable to Company Service Providers in the scope of their engagement) as a result of the ownership, use, possession, license-in, license-out, sale, marketing, advertising or disposition of any Company IP by the Company or any Subsidiary.
          (xi) There at all times has been and is no unauthorized use, unauthorized disclosure, infringement, misappropriation, or other violation of any Company-Owned IP, by any third party, including any Company Service Provider. Neither the Company nor any Subsidiary has brought or threatened to bring any action, suit or proceeding against a third party for infringement, misappropriation, or other violation of any Company-Owned IP or breach of any Company IP Agreement. The Company or a Subsidiary has the sole and exclusive right to bring a claim or suit against a third party for infringement, misappropriation or other violation of any Company-Owned IP and to collect any damages or other amounts payable by such third party to the Company or a Subsidiary of the Company as a result thereof.
          (xii) Neither the Company nor any Subsidiary at any time has been sued in any suit, action or proceeding (or received any written notice or threat) that involves a claim of infringement, misappropriation, or other violation of any Third Party Intellectual Property by the Company or its Subsidiaries or that contests the validity, ownership or right of the Company or any Subsidiary to exercise any Company IP. Neither the Company nor any Subsidiary has received any communication that involves an offer to license or grant any other rights or immunities under (A) any patent rights or (B) any other Third Party Intellectual Property to avoid infringement or other violation of IPR.
          (xiii) The operation of the Business, including (A) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product in any country in the world and (B) the Company’s or any Subsidiary’s use of any product, device or process used in the Business has not, does not, and will not, as a result of the consummation of the Transactions, infringe, misappropriate, or otherwise violate any Third Party Intellectual Property or constitute unfair competition or unfair trade practices under the laws of any jurisdiction.
          (xiv) None of the Company-Owned IP, the Current Company Products, the Development Products, the Company or any Subsidiary is subject to any outstanding judgment, writ, decree, stipulation, determination, decision, award, preliminary or permanent injunction, or temporary restraining order issued by a Governmental Entity with respect to the Company or any Subsidiary, or

Contract (A) restricting in any manner the use, transfer, or licensing by the Company or any Subsidiary of any Company-Owned IP except for restrictions on the use of Open Source Materials and "off the shelf" licenses contained in the Contracts governing the use of such Third Party Intellectual Property that is used in any Current Company Product, (B) which may affect the validity or enforceability of any Company-Owned IP, or (C) restricting the conduct of the business of the Company or any Subsidiary in order to accommodate Third Party Intellectual Property.
          (xv) Neither the Company nor any Subsidiary has received any notice or opinion that any Company Product or the operation of the Business infringes, misappropriates, or otherwise violates any Third Party Intellectual Property.
          (xvi) Each of the Company and each Subsidiary has secured from all Company Service Providers who independently or jointly contributed to the conception, reduction to practice, creation or development of any Intellectual Property for the Company or any Subsidiary (each an "Author") unencumbered and unrestricted exclusive ownership of, all such contributions created in connection with their services to the Company or any Subsidiary. Without limiting the foregoing, the Company and each Subsidiary has obtained proprietary information and invention disclosure and assignment agreements from all current and former Authors and the Company and each Subsidiary has agreed with all of their respective current and former Company Service Providers that the Company or any Subsidiary shall be the author (to the extent permitted by Applicable Law) or owner (to the extent the Company or the applicable Subsidiary is not permitted to be the author under Applicable Law) of all works that such Company Service Providers have independently or jointly created for the Company or any Subsidiary during or otherwise in connection with their services to the Company or any Subsidiary, and all such respective current and former Company Service Providers have waived and agreed not to assert any and all Moral Rights with respect to the Company-Owned IP. All current and former Israeli Company Employees who independently or jointly contributed to the conception, reduction to practice, creation or development of any Company-Owned IP have expressly and irrevocably waived, and none of such persons has the right to receive, compensation in connection with "Service Inventions" under Section 134 of the Israeli Patent Law-1967. The Company has made available to Acquirer copies of all forms of such disclosure and assignment documents currently and historically used by the Company and each Subsidiary with Company Service Providers (the "Form IP Assignment Agreements") and, in the case of patents and patent applications, the Company has made available to Acquirer copies of all such assignments.
          (xvii) No Company Service Provider: (i) is in violation of any term or covenant of any Contract executed with the Company or any Subsidiary relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any other party by virtue of such Company Service Provider’s being employed by, or performing services for, the Company or any Subsidiary or using trade secrets or proprietary information of others without permission or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company or any Subsidiary that is subject to any agreement under which such Company Service Provider has assigned or otherwise granted to any third party any rights (including Intellectual Property rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work.
          (xviii) Other than with respect to Moral Rights to the extent any cannot be fully and irrevocably assigned or waived, no Company Service Provider has any right, license, claim or interest whatsoever in or with respect to any Company-Owned IP.
          (xix) To the extent that any Intellectual Property that is or was Third Party Intellectual Property is incorporated into, integrated or bundled with, or used by the Company or any Subsidiary in the development, manufacture, distribution or compilation of any of the Current Company Products, the Company or a Subsidiary has a written agreement with the owner or authorized sublicensee of the owner of such Third Party Intellectual Property with respect thereto pursuant to which the Company or a Subsidiary either (A) has obtained complete, unencumbered and unrestricted ownership of, and is the exclusive owner of such Intellectual Property by operation of law or by valid assignment or (B) has obtained valid licenses sufficient for the conduct of the Business to all such Third Party Intellectual Property.
          (xx) The Company and the Subsidiaries have taken all commercially reasonable steps to protect and preserve all Confidential Information including in the Company IP ("Company Confidential Information"). All disclosure of Company Confidential Information to a third party and the Company’s or any Subsidiary’s use thereof at any time has not been in such a manner that it would interfere with, diminish, or waive Company’s or any Subsidiary’s trade secret rights in what would otherwise qualify as Company-Owned IP. All use, disclosure or appropriation by the Company or any Subsidiary of any Confidential Information not owned by the Company or any Subsidiary at any time has not been in violation of the terms of a written agreement between the Company or the Subsidiaries and the owner of such Confidential Information, or is otherwise lawful. All current and former Company Service Providers having access to Company Confidential Information or proprietary information of any of their respective customers or business partners have executed and delivered to the Company an agreement that protects and ensures adequate confidential treatment of such Confidential Information or proprietary information (in the case of proprietary information of the Company’s or any Subsidiary’s customers and business partners, to the extent required by such customers and business partners).
          (xxi) Schedule 2.9(b)(xxi)(A) of the Company Disclosure Schedule lists all Open Source Materials that are incorporated into, or integrated or distributed with, or used in the development, testing, or delivery of any Company Product. Except as set forth in Schedule 2.9(b)(xxi)(B) of the Company Disclosure Schedule the Company at all times has been and is in compliance with the terms and conditions of all licenses for Open Source Materials used by the Company or any Subsidiary in connection with the development, production or distribution of any Company Products.
          (xxii) Neither the Company nor any Subsidiary has (A) incorporated Open Source Materials into, or combined Open Source Materials with, the Company IP or Company Products, (B) distributed Open Source Materials in conjunction with any Company IP or Company Products or (C) used Open Source Materials, in each case, in such a way that, with respect to (A), (B), or (C), creates, or purports to create obligations for the Company or any Subsidiary with respect to any such Company IP to grant, or purport to grant, to any third party, any rights or immunities under any such Company IP (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other Company IP incorporated into, derived from or distributed with such Open Source Materials be (x) disclosed or distributed in source code form, (y) be licensed for the purpose of making derivative works or (z) be redistributable at no charge).
          (xxiii) The Technology included in or used in the provision of the Current Company Products: (A) is, except for errors, defects, or bugs that are curable without material expense or delay, free from defects or deficiencies, errors in design, and operating defects that materially and adversely affect the use, functionality or performance of such Technology or any product or system containing or used in conjunction with such Technology, and (B) does not contain any virus, malware, disabling mechanisms or protection features that are designed to disrupt, disable, harm or otherwise impede in a manner that materially and adversely affects the authorized operation of, or provide unauthorized access to, a computer system or network or other device on which such Technology is stored or installed or damage or destroy any data or file without the user’s consent.
          (xxiv) The Company has documented all material bugs, errors and defects in all the Company Products, and such documentation is retained and is available internally at the Company. The

Company Products can be legally sold and used in each geographical market in which they are sold by the Company or a Subsidiary.
          (xxv) For all Technology used by the Company or any Subsidiary in providing services, or in developing or making available any of the Company Products, the Company or applicable Subsidiary has implemented any and all security patches or upgrades that are generally available for that Technology.
          (xxvi) Except as set forth in Schedule 2.9(b)(xxvi) of the Company Disclosure Schedule, no (A) government funding, (B) facilities of a university, college, other educational institution or research center or (C) funding from any Person (other than funds received in consideration for shares of Company Share Capital, from loans or other credit lines or from earnings) was used in the development of the Company-Owned IP. No Company Service Provider who was involved in, or who contributed to, the creation or development of any Company-Owned IP, has performed services for any government (including the Israel Defense Forces), university, college or other educational institution or research center during a period of time during which such Company Service Provider was also performing services for the Company or any Subsidiary. No Governmental Entity (including the Israel Defense Forces), university, college or other educational institution or research center has any right, license, claim or interest in any Company IP by reason of a Company Service Provider having studied or worked at any of such institutions during the period of time that such Company Service Provider was also performing services for the Company or any Subsidiary.
          (xxvii) Except as set forth in Schedule 2.9(b)(xxvii) of the Company Disclosure Schedule, neither the Company nor any Subsidiary nor any other Person then acting on their behalf has disclosed, delivered or licensed to any Person (other than Company’s employees working from the Israeli office), agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code. No event has occurred, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company or any Subsidiary or any Person then acting on their behalf to any Person of any Company Source Code. Schedule 2.9(b)(xxvii) of the Company Disclosure Schedule identifies each Contract pursuant to which the Company or any Subsidiary has deposited, or is or may be required to deposit, with an escrow holder or any other Person, any of the Company Source Code. The execution of this Agreement and consummation of the transactions contemplated by this Agreement, in and of themselves, would not reasonably be expected to result in the release from escrow of any Company Source Code or other provision of any Company Source Code to a third party.
          (xxviii) Neither the Company nor any Subsidiary is now or has ever been a member or promoter of, or a contributor to, any development community, industry standards body or any similar organization that would reasonably be expected to require or obligate any of the Company or any Subsidiary to grant or offer to any other Person any license or right to any Company-Owned IP. Neither the Company nor any Subsidiary has a present obligation to grant or offer to any other Person any license or right to any Company-Owned IP by virtue of the Company’s, the Subsidiaries’ or any other Person’s membership in, promotion of, or contributions to any development community, industry standards body or any similar organization. Neither the Company nor any Subsidiary is now or has ever been a member of any patent non-aggression, pooling, cross-licensing or similar community, network or organization, or a party to any related or similar Contract, that restricts in any manner the enforcement of patent rights included in the Company-Owned IP or requires, or in the event of an acquisition or transfer of Company-Owned IP could require, the grant of a license or other immunity under such patent rights to another Person.
          (xxix) The Company and the Subsidiaries maintain, and all times have maintained, posted Privacy Policies on all websites and online services owned, maintained or operated by or for the Company or any Subsidiary. The data Processing and privacy and security practices of the Company, the Subsidiaries, and their service providers (in the case of service providers, relating to their services performed for the Company or any Subsidiary) relating to Covered Data comply, and at all times have complied, with all Contracts, Privacy Policies, and Applicable Laws relating to data processing (collectively, the "Data Processing Commitments"). Neither the execution, delivery and performance of this Agreement nor the disclosure or transfer to, or taking over by Acquirer or any Affiliate of Acquirer of, Covered Data will cause, constitute, or result in a breach or violation of any Data Processing Commitments. Neither the Company nor any Subsidiary has been a party or the subject of any Legal Proceeding, Order, or regulatory opinion, and no such actions are or have been threatened against the Company or any Subsidiary by any Governmental Entity or other Person, (i) relating to any actual or potential non-compliance with any Data Processing Commitments, (ii) permitting or mandating relevant Governmental Entities to investigate, demand or request information from, or enter the premises of, the Company or any Subsidiary relating to the Company’s or the Subsidiaries’ practices pertaining to Covered Data, or (iii) claiming compensation from the Company or any Subsidiary relating to Covered Data or Data Processing Commitments.
          (xxx) The Company and each Subsidiary has established and maintains reasonable and appropriate technical, physical and organizational measures and security systems, plans, policies, and technologies related to the Systems and Covered Data in compliance with all Data Processing Commitments, and at all times have taken all industry-standard measures (including implementing and monitoring compliance with reasonable and appropriate measures with respect to technical and physical security) to protect all Systems and Covered Data against loss and against unauthorized access, use, modification, disclosure or other misuse to comply with all Data Processing Commitments, including an appropriate incident response program relating to Security Incidents. Schedule 2.9(b)(xxx) of the Company Disclosure Schedule describes all Databases maintained by or for the Company or any Subsidiary that are covered by Israel’s data protection law (the Protection of the Privacy Laws, 5741-1981) and whether such Databases are registered with any Governmental Entity in Israel. The Company and each Subsidiary has eliminated or otherwise remediated all vulnerabilities of medium severity or priority level or greater, and any other material deficiencies, identified in any security-related reviews or assessments conducted by or for the Company or such Subsidiary, as applicable, or that otherwise have been communicated to the Company or such Subsidiary.
          (xxxi) There has been no Security Incident or violation of any Data Processing Commitments in relation to any System or Covered Data that has occurred or, to the Company’s Knowledge, is threatened. There has been no unauthorized or illegal Processing of any Covered Data, and no circumstance has arisen in which any Data Processing Commitment would require the Company or any Subsidiary to notify a Governmental Entity or any Person of a Security Incident.
          (xxxii) Where the Company or any Subsidiary uses a data processor to Process Covered Data, there is in existence a written Contract between the Company or a Subsidiary and each such data processor that complies with the requirements of all Data Processing Commitments and that requires the data processor to, at minimum, comply with applicable Data Processing Commitments and to use reasonable and appropriate security measures to protect such Covered Data. The Company has made available to Acquirer true, correct and complete copies of all such Contracts. No data processor has breached any Contracts relating to Covered Data Processed by such Persons for the Company or any Subsidiary.
          (xxxiii) Neither the Company nor any Subsidiary has transferred or authorized the transfer of Covered Data outside of the originating country, except where such transfers have complied with all Data Processing Commitments.

          (xxxiv) The computer, information technology and data processing systems, facilities and services in the custody or control of the Company or any Subsidiary, including all software, hardware, networks, communications facilities, platforms and related systems and services in the custody or control of the Company or any Subsidiary (collectively, "Systems"), are sufficient for the existing needs of the Company and each Subsidiary and, with respect to the reasonable anticipated future needs of the Company and each Subsidiary, can be acquired without undue expense or delay, including as to capacity, scalability and ability to process current peak volumes in a secure and timely manner. The Systems are in good working condition to effectively perform all computing, information technology and data processing operations of the Company and each Subsidiary as currently conducted. Except as set forth in Schedule 2.9(b)(xxxiv) of the Company Disclosure Schedule, all Systems, other than software or hardware that is duly and validly licensed or provided to the Company or any Subsidiary pursuant to a valid and enforceable Contract, are owned and operated by or are under the control of the Company or applicable Subsidiary. From and after the Closing Date, the Company and any Subsidiary will have and be permitted to exercise the same rights with respect to the Systems as the Company and any Subsidiary would have had and been able to exercise had this Agreement not been entered into and the Share Purchase and Transactions not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties, or payments which the Company or any Subsidiary would otherwise have been required to pay anyway. The Company has developed and maintained appropriate disaster recovery plans, procedures and facilities for the Business.
          (xxxv) Except as set forth in Schedule 2.9(b)(xxxv) of the Company Disclosure Schedule, the Company has not obtained any Governmental Grants. The Company has made available to the Acquirer correct copies of all letters of approval, certificates of completion, undertakings, supplements or amendments thereto for Governmental Grants, granted to the Company and all material correspondence related thereto, including the most recent and updated status of account report from the IIA (titled "Keren Tmura Status of Account"). Schedule 2.9(b)(xxxv) of the Company Disclosure Schedule sets forth: (i) the aggregate amount of each payment or transfer made on account of a Governmental Grant; (ii) the aggregate outstanding obligations of the Company under each Governmental Grant with respect to royalties or other payments; and (iii) the composition of such obligations or amounts by the patent or other Intellectual Property, product or product family to which it relates. The Company is in compliance, in all material respects, with the terms and conditions of the Governmental Grants and has duly fulfilled all the undertakings relating thereto and no event has occurred or circumstances exist that would reasonably be expected to result in the revocation or modification of any Governmental Grant.
          (xxxvi) All rights in, to and under all Intellectual Property created by the founders for or on behalf or in contemplation of the Company or any Subsidiary (i) prior to the inception of the Company the applicable Subsidiary, or (ii) prior to their commencement of employment with the Company or the applicable Subsidiary have been duly and validly assigned to the Company or the applicable Subsidiary, and the Company has no reason to believe that any such Person is unwilling to provide the Company or its designee with such cooperation as may reasonably be required to complete and prosecute all appropriate patent and copyright filings related thereto.
        2.10 Taxes.
         (a) The Company and the Subsidiaries have properly completed and timely filed (taking into account any applicable extensions requested and approved in the ordinary course of business) all income and other material Tax Returns required to be filed by it prior to the Closing Date with any Governmental Entity, including any Tax Authority, have timely paid all Taxes required to be paid by them, and have no Liability for Taxes in excess of the amounts so paid. All such Tax Returns were and are complete and accurate in all material respects and have been prepared in material compliance with Applicable Law.

There is no written claim for Taxes being asserted against the Company or any Subsidiary that has resulted in an Encumbrance against any of the assets of the Company or any Subsidiary.
         (b) The Company has made available to Acquirer true, correct and complete copies of all income and other Tax Returns filed, and, if prepared, any examination reports and statements of deficiencies, adjustments and proposed deficiencies and adjustments in respect of the Company and the Subsidiaries with respect to taxable years beginning on or after January 1, 2015.
         (c) The Company Balance Sheet reflects all Liabilities for unpaid Taxes of the Company and the Subsidiaries for periods (or portions of periods) through the Company Balance Sheet Date. Neither the Company nor any Subsidiary has any Liability for unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the ordinary course of business consistent with past practice following the Company Balance Sheet Date. Neither the Company nor any Subsidiary has any Liability for Taxes for any Pre-Closing Tax Period that are not included in the calculation of Company Net Working Capital.
         (d) Except as set forth in Schedule 2.10(d) of the Company Disclosure Schedule, there is (i) to the Company’s Knowledge, no pending audit of, or Tax controversy associated with, any Tax Return of the Company and the Subsidiaries that has been or is being conducted by a Tax Authority, and the Company has not received any written notice thereof, (ii) no other procedure, proceeding or contest of any refund or deficiency in respect of Taxes pending or on appeal with any Governmental Entity, (iii) no extension of any statute of limitations on the assessment of any Taxes granted by the Company or any Subsidiary currently in effect, and (iv) no agreement to any extension of time for filing any Tax Return that has not been filed. No claim has ever been made by any Governmental Entity in writing in a jurisdiction where the Company and the Subsidiaries do not file Tax Returns that the Company and the Subsidiaries are or may be subject to taxation by that jurisdiction.
v.The Company and the Subsidiaries have complied, in all material respects, with all Applicable Laws relating to the payment and withholding of Taxes, including from payments made or deemed made to employees, consultants, suppliers, lenders or any other Persons and have duly and timely withheld and paid over to the appropriate Tax Authority (or is properly holding for such timely payment) all amounts required to be so withheld and paid under all Applicable Laws (including the employer portion of any payroll Tax, determined without regard to any provisions of the 2020 Tax Acts), including in connection with any amounts paid or owning to any employee, independent contractor, creditor, stockholder or any other third party. The Company and the Subsidiaries are in compliance with, in all material respects, and its records contain all information and documents necessary to comply with, all applicable information reporting and withholding requirements under all applicable Tax laws and maintained, and still maintains, all required records with respect thereto.
vi.The Company is duly registered for the purposes of Israeli value added tax and has complied in all material respects with all requirements concerning value added Taxes ("VAT"). The Company (i) has not made any exempt transactions (as defined in the Israel Value Added Tax law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it, (ii) has collected and timely remitted to the relevant Tax Authority all output VAT which it is required to collect and remit under any Applicable Law; and (iii) has not received a refund for input VAT for which they are not entitled under any Applicable Law. No Subsidiary has ever been, and is currently not, required to effect Israeli VAT registration.
vii.Each Subsidiary has collected and remitted all sales, use, value added and similar Taxes ("Sales Taxes") with respect to sales made or services provided and, for all sales or provision of services that are exempt from Sales Taxes that were made without charging or remitting Sales Taxes, each Subsidiary has received and retained any required Tax exemption certificates or other documentation qualifying such sale or provision of services as exempt.
viii.Neither the Company nor any Subsidiary is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of Part E2.
ix.The Company does not and has never participated or engaged in any transaction listed in Section 131(g) of the Ordinance and the Israeli Income Tax Regulations (Reportable Tax Planning), 5767-2006 promulgated thereunder nor is it subject to reporting obligations under Sections 131D or 131E of the Ordinance or similar provisions under the Israel Value Added Tax law of 1975.
x.The Company is not and has never been a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.
xi.Each of the Company and the Subsidiaries is and has always been a resident for Tax purposes solely in its country of incorporation, and neither the Company nor any Subsidiary is nor has it ever been subject to Tax in any jurisdiction other than its country of incorporation whether by virtue of having employees, a permanent establishment (within the meaning of an applicable Tax treaty), a source of income or by virtue of exercising management and control in such jurisdiction.
xii.Schedule 2.10(l) of the Company Disclosure Schedule sets forth a true, correct and complete list of any Tax exemption, Tax holiday or other Tax-sharing arrangement or order that the Company and any of its Subsidiaries has in any jurisdiction, including the nature, amount and expiration date of such Tax exemption, Tax holiday or other Tax-sharing arrangement. The Company is in compliance in all material respects with all terms and conditions required to maintain such Tax exemption, Tax holiday or other Tax-sharing arrangement or order of any relevant Governmental Entity. The Company has never made any election to be treated or claimed any benefits as "Beneficial Enterprise" (Mifaal Mutay) or "Approved Enterprise" (Mifaal Meushar) or otherwise nor did it take any position of being a "Preferred Enterprise" (Mifaal Muadaf) or "Preferred Technological Enterprise" or otherwise under the Law for Encouragement of Capital Investments, 1959 (the "Encouragement Law"). The Company has not taken any position, or represented to any person, that it meets the requirements under the so called "The Angels Law" pursuant to Section 20 of the 2011-2012 Economic Policy Law (Legislation Amendments), 2011 and any amendments thereto. The Company has never had trapped earnings pursuant to the Encouragement Law.
xiii.The Company does not own any interest in any controlled foreign corporation pursuant to Section 75B of the Ordinance.
xiv.Neither the Company nor any Subsidiary has recognized any amounts that are described in Section 951A of the Code or any amounts in excess of $100,000 described in Section 951 of the Code in respect of any Straddle Period.
xv.There are (and immediately following the Closing there will be) no Encumbrances on the assets of the Company or any of its Subsidiaries relating or attributable to Taxes other than Encumbrances for Taxes not yet due and payable or Taxes being contested in good faith through appropriate proceedings and for which adequate reserves have been recorded on the Company’s books.
xvi.Neither the Company nor any Subsidiary (i) is a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement or (ii) has any Liability or potential Liability to another party under any such agreement, other than customary provisions in any commercial agreement entered into in the ordinary course of business that does not primarily relate to Tax matters.
xvii.The Company and the Subsidiaries have disclosed on their Tax Returns any Tax reporting position taken in any Tax Return that would reasonably be expected to result in the imposition of penalties under Section 6662 of the Code (to the extent applicable) or any comparable provisions of state, local or non-U.S. Applicable Law.
xviii.Neither the Company nor any Subsidiary has participated in, and is not currently participating in, a "Listed Transaction" within the meaning of Treasury Regulation Section 1.6011-4(b)(2), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or non-U.S. law (including Sections 131E and 131(g) of the Ordinance).
xix.None of the Company, any of its Subsidiaries, or any predecessor of the Company or any of its Subsidiaries is or has ever been a member of a consolidated, combined, unitary or aggregate group of which the Company, any of its Subsidiaries, or any predecessor of the Company or any of its Subsidiaries was not the ultimate parent corporation.
xx.Neither the Company nor any Subsidiary has any Liability for the Taxes of any Person (other than the Company) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, by operation of Applicable Law, by Contract or otherwise.
xxi.Neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date, (ii) "closing agreement" described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax law) executed on or prior to the Closing Date, (iii) intercompany transactions (including any intercompany transaction subject to section 367 or 482 of the Code) or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax law) with respect to a transaction occurring on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, or (v) prepaid amount received on or prior to the Closing Date.
xxii.Except as set forth in Schedule 2.10(v) of the Company Disclosure Schedule, neither the Company nor any Subsidiary has received any private letter ruling from the IRS (or any comparable Tax ruling from any other Governmental Entity).
xxiii.Neither the Company nor any Subsidiary is a party to any joint venture, partnership or other Contract or arrangement that would be treated as a partnership for U.S. federal income Tax purposes.
xxiv.Neither the Company nor any Subsidiary is, nor have they ever been, a "United States real property holding corporation" within the meaning of Section 897 of the Code, and the Company and its Subsidiaries have filed with the IRS all statements, if any, that are required under Section 1.897-2(h) of the Treasury Regulations.
xxv.Neither the Company nor any Subsidiary has constituted either a "distributing corporation" or a "controlled corporation" in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the Agreement Date or (ii) in a distribution that could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with the Share Purchase.

xxvi.Schedule 2.10(z) of the Company Disclosure Schedule sets forth any entity classification election that has ever been made by or on behalf of the Company or any Subsidiary pursuant to Section 301.7701-3 of the Treasury Regulations.
xxvii.Each "nonqualified deferred compensation plan" (within the meaning of Section 409A of the Code) to which the Company is a party complies with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by its terms and has been operated in accordance with such requirements. The Company is under no obligation to provide any gross up, indemnification, reimbursement or other payment for any Taxes, including any excise or additional Taxes, under Section 409A of the Code.
         (bb) The exercise price of all Company Options (other than Company Options, which are subject to the treatment of Section 102 of the Ordinance and held by persons who are not and have not been U.S. taxpayers), is at least equal to the fair market value of the Company Share Capital on the date such Company Options were granted, and neither the Company nor Acquirer has incurred or will incur any Liability or obligation to withhold or report Taxes under Section 409A of the Code upon the vesting or settlement of any Company Options.
         (cc) The prices for any property or services (or for the use of any property) provided by or to the Company and the Subsidiaries are arm’s length prices for purposes of all applicable transfer pricing laws, including Treasury Regulations promulgated under Section 482 of the Code and Section 85A of the Ordinance and the regulations promulgated thereunder. No Tax Authority has proposed, asserted or otherwise discussed with the Company or any of the Subsidiaries the possibility of a transfer pricing adjustment or failure to comply with any transfer pricing requirements. No transfer pricing adjustment is expected to be proposed, asserted or raised by any Tax Authority with respect to the Company or any of the Subsidiaries either before or after the Closing Date (i) with respect to any transactions that occurred prior to the Closing Date or (ii) as a result of any transfer pricing documentation being provided to any Tax Authority by the Company prior to Closing Date.
         (dd) Except as set forth on Schedule 2.10(dd) of the Company Disclosure Schedule, there is no agreement, plan, arrangement or other Contract covering any Company Service Provider to which the Company is a party or by which the Company or its assets is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or would reasonably be expected to, as a result of the Transactions (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would reasonably be expected to be characterized as a "parachute payment" within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local, Israeli or non-U.S. Tax law). The Company does not have any obligation to provide any gross-up, indemnification, reimbursement or other payment for Taxes under Section 280G or Section 4999 of the Code; provided, however, that the Company’s compliance with this Section 2.10(dd) shall be determined without regard to any Acquirer Arrangements unless same has been provided to the Company at least five (5) Business Days prior to the Agreement Date.
         (ee) Each Company Option Plan that is intended to qualify as a capital gains route plan under Section 102 of the Ordinance (a "102 Plan"), or that is otherwise required to be approved by the ITA, has received a favorable determination or approval letter from, or is otherwise approved by, or deemed approved by passage of time without objection by, the ITA. Except as set forth in Schedule 2.10(ee) of the Company Disclosure Schedule, all Company Options and Company Shares that are subject to Tax under Section 102 of the Ordinance and which were issued under any 102 Plan have been granted and issued, as applicable, in compliance with the applicable requirements of Section 102 of the Ordinance (including the relevant sub-section of Section 102) and the written requirements and guidance of the ITA, including the filing of the necessary documents with the ITA, the receipt of the required written consents from the Company Shareholders and Company Optionholders, the appointment of an authorized trustee to hold the Company

Options and Company Shares, and the due deposit of such Company Options and Company Shares with such trustee pursuant to the terms of Section 102 of the Ordinance and applicable regulations and rules and the guidance published by the ITA on July 24, 2012 and clarification dated November 6, 2012, as applicable.
         (ff) Notwithstanding anything to the contrary herein, nothing in this Agreement shall be construed as a representation or warranty with respect to the ability of the Acquirer or its Affiliates to utilize any net operating losses, net capital losses, research and development, research and experimentation, investment, foreign or other Tax credits or similar Tax assets and attributes after the Closing, other than Tax assets taken into account as an asset in calculating Company Net Working Capital.
        2.11 Employee Benefit Plans and Employee Matters.
         (a) The Company has made available a complete and accurate list of all current Company Employees as of the Agreement Date, on a redacted basis where required by Applicable Law (the "Company Employee List"), which reflects each such Company Employee’s: (i) name and employee identification number, (ii) date(s) of hire, (iii) position or job title, (iv) full-time or part-time status, (v) classification as either exempt or non-exempt from the overtime requirements under any Applicable Law, (vi) annual base salary or hourly wage rate, as applicable, (vii) total target bonus or commission, earned, and total for which they remain eligible, as applicable, (viii) any other compensation payable or material fringe benefits for which each such Company Employee is eligible, including housing allowance, deferred compensation, or commission arrangements, vacation/paid time off entitlement and amount accrued, travel pay and car entitlement, if applicable, sick leave entitlement and accrual, recuperation pay entitlement and accrual, (ix) entitlement to pension arrangement and/or any other provident fund (including manager’s insurance, pensions fund and education fund), their respective contribution rates and the salary basis for such contributions whether such employee is subject to Section 14 Arrangement ("Section 14 Arrangement") under the Israeli Severance Pay Law - 1963 (the "Severance Pay Law"), (x) extent of notice period to which such employee is entitled in advance of termination, if any, except as required by Applicable Law; (xi) country and, if applicable, state of employment, and (xii) whether the employee is on leave (and if so, the date on which such leave commenced and the date of expected return to work, if known). Except for the employees included in the Company Employee List who hold senior positions and therefore are exempt from the provisions of the Working Hours and Rest Law, 1951, all Company Employees in Israel receive a monthly salary that includes a global overtime component equal to 20% of each Company Employee’s monthly salary. Except as set forth on Schedule 2.11(a) of the Company Disclosure Schedule, the services provided by all U.S.-based Company Employees are terminable at the will of the Company and any such termination would result in no liability to the Company. The Company has not made any promises or commitments to any of the Company Employees, whether in writing or not, with respect to any future changes or additions to any of their compensation or benefits. Other than as provided in the Company Employee List, (i) there are no other employees employed by the Company, and (ii) all current and former employees of the Company have signed an employment agreement, offer letter, or similar agreement substantially in the form or forms delivered or made available to Acquirer. No employee of the Company is entitled (whether by virtue of any law, contract or otherwise) to any benefits, entitlement or compensation that is not set forth in the Company Employee List or Schedule 2.11(k) of the Company Disclosure Schedule or that should be reclassified as part of their determining salary for all intent and purposes, including for the social contributions. All current Company Employees are subject to a Section 14 Arrangement and have been subject to such arrangement from the commencement date of their employment and on their entire salary. As of the Agreement Date, there is no Person who has accepted an offer of employment made by the Company or any Subsidiary but whose employment has not yet started. Except as set forth in the Company Employee List, no senior management level employee of the Company has been dismissed in the last 12 months prior to the Agreement Date.
         (b) The Company has made available to Acquirer a complete and accurate list of all the current Company Contractors (the "Company Contractor List"), including the following for each such contractor (i) total compensation and material fringe benefits (if any), (ii) the location where such Company Contractor performs services, (iii) the initial date of such individual’s engagement, (iv) the term of engagement and any notice period related to the termination of such engagement, (v) a summary of the services provided, and (vi) any prior periods of service provided by such Company Contractor to the Company or any Subsidiary. Except as set forth on the Company Contractor List, neither the Company nor any Subsidiary engages any personnel through manpower agencies.
         (c) Neither the Company nor any Subsidiary sponsors or maintains any self-funded Company Employee Plan, including any plan to which a stop-loss policy applies. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the IRS a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied (or has time remaining in which to apply) to the IRS for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or has been established under a standardized prototype or volume submitter plan for which an IRS opinion or advisory letter has been obtained by the plan sponsor and is valid as to the adopting employer. The Company has made available to Acquirer a true, correct and complete copy of the most recent Internal Revenue Service, or other authorized Tax Authority determination or opinion letter issued with respect to each such Company Employee Plans, and nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the Tax-qualified status of any Company Employee Plan subject to Section 401(a) of the Code. The Company has made available to Acquirer all registration statements and prospectuses prepared in connection with each Company Employee Plan. Any Company Employee Plan intended to be qualified under the Tax laws and regulations of Israel fulfills all applicable requirements for such qualification and nothing has occurred that would reasonably be expected to cause the loss of any such tax-qualified status. The Company has made available to Acquirer true and complete copies of any ITA or other authorized Tax Authority letter or ruling issued with respect to any such Company Employee Plans.
         (d) None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA") or similar law of any state of foreign jurisdiction and the Company and the Subsidiaries have complied in all material respects with the requirements of COBRA. Each Company Employee Plan complies, in both form and operation, in all material respects, with its terms and with all Applicable Laws, and no condition exists or event has occurred with respect to any such plan which would reasonably be expected to result in the incurrence by the Company, Acquirer or its Affiliates of any liability, fine or penalty. All returns, reports and disclosure statements required to be made under ERISA and the Code with respect to all Company Employee Plans have been timely filed or delivered. No action, suit, investigation, audit, proceeding or claim (other than routine claims for benefits) is pending against or, to the knowledge of the Company, is threatened against any Company Employee Plan before any arbitrator or any Governmental Entity, including the IRS.
         (e) Each Company Employee Plan (other than individual employment agreements) can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without liability to Acquirer or its Affiliates (other than ordinary administrative expenses typically incurred in a termination event).
         (f) Neither the Company nor any current or former ERISA Affiliate currently maintains, sponsors, participates in or contributes to, or has ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

         (g) Neither the Company nor any ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any "multiemployer plan" as such term is defined in Section 3(37) of ERISA or any "multiple employer plan" as such term is defined in Section 413(c) of the Code.
         (h) The Company and the Subsidiaries have duly maintained and been contributing to all mandatory and contractual employee saving funds, pension and severance accounts (including any manager’s insurance, pension fund and education fund) in compliance with all Applicable Laws and employment agreements.
         (i) The Company and the Subsidiaries are operated, and have at all times during the past seven years been operated, in compliance in all material respects with all Applicable Laws relating to employment, termination of employment and labor matters, including but not limited to, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors, consultants and advisors), wages, pay slips, working hours, recording and reporting work hours, overtime and overtime payments, working during rest days, social benefits contributions, termination and severance payment and engaging employees through services providers (including manpower employees and service providers in accordance with the Israeli Law for Strengthening the Enforcement of Labor Laws - 2011, if applicable), collective bargaining, extension orders, civil rights, safety and health, immigration, work-authorization, privacy issues, fringe benefits, employment practices and the collection and payment of withholding or social security taxes and any similar tax. Neither the Company nor any Subsidiary has any outstanding obligations with respect to non-payment of wages. Neither the Company nor any Subsidiary has in the last three years received written notice of complaints, charges or claims against the Company or any Subsidiary, and there are no controversies, complaints, charges or claims pending or, to the Knowledge of the Company, threatened, between the Company or any Subsidiary and any Company Employees, based on, arising out of, in connection with or otherwise relating to the employment or termination of employment or failure to employ by the Company or any Subsidiary, of any individual or Company Contractors, which controversies have resulted or would reasonably be expected to result in a Legal Proceeding before any Governmental Entity. Neither the Company nor any Subsidiary has any Liability with respect to any misclassification of any service provider of the Company or any Subsidiary (A) as an independent contractor, consultant, advisor or similar role, rather than as an employee, (B) leased or seconded from another employer, or (C) currently or formerly classified as exempt from overtime wages.
         (j) Each service provider of the Company or any Subsidiary who requires a visa, employment pass or other permit to work in the country in which he or she provides services has a current visa, employment pass or other permit for such purpose, and to the Knowledge of the Company, all necessary permissions to remain and perform services in such country. The Company and the Subsidiaries, as applicable, maintain accurate and complete Form I-9s with respect to each of their former and current employees in accordance with Applicable Laws concerning immigration and employment eligibility verification obligations.
         (k) Schedule 2.11(k) of the Company Disclosure Schedule lists, with respect to the Company and any trade or business (whether or not incorporated) that is treated as a single employer with the Company (an "ERISA Affiliate") within the meaning of Section 414(b), (c), (m) or (o) of the Code, each Company Employee Plan other than individual agreements entered into using a form of agreement provided to Acquirer. All Company Employees have executed the employment agreement and restrictive covenants agreement in substantially the standard form of the Company or the Subsidiaries (as applicable) as in effect from time to time and made available to Acquirer. No Company Contractor was engaged by the Company or its Subsidiaries without a written Contract. The Company has made available to Acquirer true, correct and complete copies of each of the following (including where applicable, any agreements which deviate from the Company’s standard form): (i) all Company Employee Plan documents including any amendments thereto, and related trust documents, services or insurance contracts or other funding vehicles and a written description of such Company Employee Plan if such plan is not set forth in a written document, (ii) forms of offer letters and forms of employment agreements and severance agreements; forms of services agreements and agreements with current Company Contractors; agreements relating to acceleration of vesting rights with respect to any Company Employee, (iii) forms of confidentiality, non-competition or inventions agreements between the Company and current Company Employees and Company Contractors, (iv) management organization chart(s), (v) all current agreements and/or insurance binders, which insurance binders shall provide a complete and correct summary of the underlying insurance policies, providing for the indemnification of any officers or directors of the Company and the Subsidiaries, and (vi) employee manuals and handbooks.
         (l) Except as set forth on Schedule 2.11(l) of the Company Disclosure Schedule, to the Knowledge of the Company, in the last three years, no allegations of sexual harassment have been made against any employee, and neither the Company nor any Subsidiary has entered into any settlement agreement related to the allegation of sexual harassment or misconduct by any employee. Neither the Company nor any Subsidiary engages minors, students, interns or foreign employees in Israel. All Company Employees whose employment agreements state or stated that they are not subject to the Hours of Work and Rest Law, 1951, and are or were ineligible for or otherwise not paid overtime payments, are or were correctly classified as such.
         (m) Neither the Company nor any Subsidiary is or has been a party to or bound by any collective bargaining agreement (other than according to "extension orders" applicable to all employees in Israel) or other contract or arrangement (each a "Labor Agreement") with any labor union, work council trade union or other organization or body involving any of its employees or employee representative (each a "Labor Entity"), or is otherwise required (under any law, contract or otherwise) to provide benefits or working conditions under any of the foregoing. No Labor Agreement is being negotiated by the Company nor any Subsidiary and neither the Company nor any Subsidiary has any duty to bargain with any Labor Entity. Neither the Company nor any Subsidiary is subject to and no current Company Employee benefits from any extension order (tzavei harchava) except for extension orders which generally apply to all employees in Israel, and there is no Labor Entity representing, and to the Knowledge of the Company there is no Labor Entity purporting to represent or seeking to represent, any current Company Employees. To the Knowledge of the Company, there are no activities or proceedings of any Labor Entity to organize any current Company Employees. There is no, and has been no, labor dispute, strike or work stoppage or question concerning representation by or with respect to any of the employees of the Company or any Subsidiary whether in the past or now pending or, to the Knowledge of the Company, threatened that may interfere with the conduct of the business. Neither the Company nor any Subsidiary is or has been a member of any employers’ association or organization. Neither the Company nor any Subsidiary has paid, been required to pay nor been requested to pay any payment (including professional organizational handling charges) to any employers’ association or organization. Neither the Company nor any Subsidiary nor any of their respective Representatives has committed any unfair labor practice in connection with the conduct of the business, and there is no charge or complaint in writing against the Company or any Subsidiary by the National Labor Relations Board or any comparable Governmental Entity pending or, to the Knowledge of the Company, threatened. Neither the Company nor any Subsidiary has unsatisfied obligations of any nature to any of its former Company Employees or Company Contractors.
         (n) No current Company Employee is in violation of any term of any employment agreement, invention assignment agreement, patent disclosure agreement, non-competition agreement, non-

solicitation agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any Subsidiary because of the nature of the business or to the use of trade secrets or proprietary information of others. No Company Contractor is in violation of any term of any invention assignment agreement, patent disclosure agreement, non-competition agreement, non-solicitation agreement or any restrictive covenant to a former employer relating to the right of any such Company Contractor to be providing services to the Company or any Subsidiary because of the nature of the business or to the use of trade secrets or proprietary information of others. Except as set forth on Schedule 2.11(n) of the Company Disclosure Schedule, no current Company Employee has given notice to the Company or the Subsidiary and, to the Knowledge of the Company, no current Company Employee, intends to terminate his or her employment with the Company or any Subsidiary. Except as set forth on Schedule 2.11(n) of the Company Disclosure Schedule, the employment of each of the current Company Employees is in accordance with the Applicable Law and neither the Company nor any Subsidiary has any obligation to provide a written prior notice prior to terminating the employment of any current Company Employee or to provide any severance or other termination payment upon the termination of any current Company Employee’s employment except, in each case, as set forth on Schedule 2.11(n) of the Company Disclosure Schedule or as required by Applicable Law. As of the Agreement Date, neither the Company nor any Subsidiary has, and to the Knowledge of the Company, no other person has, (i) entered into any Contract that obligates or purports to obligate Acquirer to make an offer of employment or engagement to any present or former employee or Company Contractor of the Company or any Subsidiary and/or (ii) promised or otherwise provided any assurances (contingent or otherwise, whether written or not) to any present or former employee or Company Contractor of any terms or conditions of employment with Acquirer following the Closing. As of the Agreement Date, (i) no Company Employee is on a statutory or non-statutory leave of absence or has given notice of his or her intention to go on a leave of absence, and (ii) the termination of the employment of any Company Employee is not prohibited and does not require a special permit under Applicable Laws as a result of his or her personal or leave status or otherwise.
         (o) Other than as expressly contemplated by this Agreement, or as set forth on Schedule 2.11(o) of the Company Disclosure Schedule, none of the execution and delivery of this Agreement, the consummation of the Share Purchase or any other transaction contemplated hereby or any termination of employment or service or any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event, (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any Person, (ii) increase or otherwise enhance any amount of compensation or benefits otherwise payable by the Company or any Subsidiary thereof, (iii) result in the acceleration of the time of payment, funding or vesting of any such amount of compensation or benefits, except as required under Section 411(d)(3) of the Code, (iv) require any contributions or payments to fund any obligations to any present or former employee, Company Contractor or director of the Company or any Subsidiary under any Company Employee Plan, or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any Subsidiary thereof to any Person.
         (p) Without derogating from any of the above representations, the Company’s and the Subsidiaries’ liability towards Company Employees regarding severance pay, accrued vacation, convalescence, bonuses, commissions, and contributions to all Company Employee Plans are fully funded or, if not required by any source to be funded, are accrued on the Company’s financial statements as of the date of such financial statements. The Section 14 Arrangement was properly applied for in accordance with the terms of the general permit issued by the Israeli Minister of Labor regarding all former and current employees of the Company who reside in Israel based on their full salaries (as defined in the Severance Pay Law) and from their commencement date of employment. All amounts that the Company or any Subsidiary are legally or contractually required to either (i) deduct from its employees’ salaries and any other compensation or benefit or to transfer to such employees’ Company Employee Plan or (ii) withhold from employees’ salaries and any other compensation or benefit and to pay to any Governmental Entity as required by any Applicable Laws have in either case been duly deducted, transferred, withheld and paid, and neither the Company nor any Subsidiary has any outstanding obligation to make any such deduction, transfer, withholding or payment (other than routine payments, deductions or withholdings to be timely made in the ordinary course of business and consistent with past practice).

         (q) Neither the Company nor any Subsidiary is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business, consistent with past practice). There are no pending claims against the Company or any Subsidiary under any workers’ compensation plan or policy or for short or long term disability, other than routine sick leave entitlements.
         (r) Other than as detailed in Schedule 2.11(r) of the Company Disclosure Schedule, neither the Company nor any Subsidiary currently engages any employee or contractor, whose employment or engagement, to the Knowledge of the Company, requires special visas, licenses or permits.
         (s) In the three years prior to the Agreement Date, neither the Company nor any Subsidiary has taken any action which would constitute a "plant closing" or "mass layoff" within the meaning of the Worker Administration and Retraining Notification Act or any similar state or local law (collectively, "WARN"), issued any notification of a plant closing or mass layoff required by WARN, or incurred any Liability or obligation under WARN that remains unsatisfied. No terminations prior to the Closing would trigger any notice or other obligations under WARN.
         (t) Each of the Company and each Subsidiary has complied in all material respects with all Applicable Laws regarding COVID-19, including all applicable federal, state and local orders (whether in the United States or any other jurisdiction) regarding shelters-in-place or similar orders in effect as of the Agreement Date and have taken appropriate precautions regarding their service providers. As of the Agreement Date, all service providers of the Company or any applicable Subsidiary are reasonably able to conduct their duties remotely.
        2.12 Interested Party Transactions. Except as set forth in Section 2.12 of the Company Disclosure Schedule, none of the Key Employees, officers or directors of the Company or any Subsidiary or, any Company Shareholder, Company Employees or, to the Company’s Knowledge, any immediate family member of any officer, director, employee or shareholders of the Company or any Subsidiary, has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company or any Subsidiary (except with respect to any interest in less than 5% of the shares of any corporation). Except as set forth in Schedule 2.12 of the Company Disclosure Schedule, no such Person, or any members of their immediate families, is a party to, or to the Knowledge of the Company, otherwise directly or indirectly interested in, any Contract to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any of their respective assets or properties may be bound or affected, except for ordinary course compensation for services as an officer, director or employee thereof and for Contracts relating to the grant of Company Options or issuance of Company Shares to such Persons. To the Knowledge of the Company, no such Person, or immediate family members has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property) that is used in, or that relates to, the business of the Company or any Subsidiary, except for the rights of stockholders under Applicable Law. To the Knowledge of the Company, all transactions between the Company and interested parties that require approval pursuant to Sections 268 to 284 of the Israeli Companies Law, or pursuant to the Charter Documents or Contracts have been so approved.
         2.13 Insurance. Schedule 2.13 of the Company Disclosure Schedule lists all insurance policies held by the Company and the Subsidiaries, copies of which have been made available to Acquirer. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid and the Company and the Subsidiaries are otherwise in compliance with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has no Knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.
         2.14 Books and Records. The Company made available to Acquirer true, correct and complete copies of (i) all documents identified on the Company Disclosure Schedule, (ii) the Charter Documents, (iii) the complete minute books containing records of all material proceedings, consents, actions and meetings of the Company Board of Directors, committees of the Company Board of Directors and the Company Shareholders, and (iv) the shareholders register, journal and other records reflecting all share issuances and transfers and all share option and warrant grants and agreements of the Company. The minute books of the Company made available to Acquirer contain a true, correct and complete summary of all resolutions of the Company Board of Directors and of the Company Shareholders, or actions by written consent since the time of incorporation of the Company through the Agreement Date. There has not been any violation of any of the provisions of the Charter Documents, including all amendments thereto, and the Company has not taken any action that is inconsistent in any material respect with any resolution adopted by the Company Shareholders or the Company Board of Directors. The books, records and accounts of the Company (A) are true, correct and complete in all material respects, and (B) have been maintained in accordance with reasonable business practices on a basis consistent with prior years.
        2.15 Material Contracts.
         (a) Except for this Agreement and Company Employee Plans set forth on Schedule 2.11(k) of the Company Disclosure Schedule, Schedule 2.15 of the Company Disclosure Schedule identifies, in each subpart that corresponds to the subsection listed below, any of the following Contracts to which the Company or any Subsidiary is a party (together with Non-Scheduled Contracts that would have been required to be set forth on Schedule 2.15 of the Company Disclosure Schedule but for clauses in this Section 2.15(a) that eliminate the Company’s obligation to list Non-Scheduled Contracts), each, as may be amended from time to time, a "Material Contract"):
1.any distributor, original equipment manufacturer, reseller, value added reseller, sales, advertising, agency or manufacturer’s representative Contract pursuant to which any Person markets, resells or distributes Company Products resulting in revenue to the Company of more than $50,000 annually;
2.any continuing Contract for the purchase, sale or license of materials, supplies, equipment, services, software, Intellectual Property or other assets involving in the case of any such Contract more than $50,000 annually, excluding Non-Scheduled Contracts;
3.any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;
4.any Contract for capital expenditures in excess of $10,000 in the aggregate;
5.any Contract limiting the freedom of the Company or any Subsidiary to engage or participate, or compete with any other Person, in any line of business, market or geographic area, or to make use of any Company-Owned IP or Company Products, or any Contract granting most favored nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights and/or terms to any Person, or any Contract otherwise limiting the right of the Company or any Subsidiary to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts, subassemblies or services;
6.any Contract pursuant to which the Company or any Subsidiary is a lessor or lessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving in excess of $25,000 per annum;
7.any Contract other than ordinary course employment Contracts and offer letters (A) with any of its officers, directors, employees or shareholders or any member of their immediate families or other closely related Persons or (B) with any Person with whom the Company or any Subsidiary does not deal at arm’s length;
8.any Contract of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to and/or statements regarding, the obligations, Liabilities or indebtedness of any other Person, other than Intellectual Property and other indemnities granted by the Company or any Subsidiary pursuant to any Contract listed in Schedule 2.15(a)(ix) or Schedule 2.15(a)(x) of the Company Disclosure Schedule or any other Contract entered into in the ordinary course of business, consistent with the Company’s past practices;
9.other than Non-Scheduled Contracts, all licenses, sublicenses and other Contracts as to which the Company or any Subsidiary is a party and pursuant to which (A) any Person is authorized to use any Company-Owned IP, (B) the Company or any Subsidiary has agreed to any restriction on the right of the Company or any Subsidiary to use or enforce any Company-Owned IP, or (C) the Company or any Subsidiary agrees to encumber, transfer or sell rights in or with respect to any Company-Owned IP;
10.other than Non-Scheduled Contracts, all licenses, sublicenses and other Contracts to which the Company or any Subsidiary is a party and pursuant to which the Company or any Subsidiary acquired or is authorized to use any Third Party Intellectual Property rights;
11.any Contract providing for the development of any software, content, technology or Intellectual Property, independently or jointly, by or for the Company or any Subsidiary other than those that are on Form IP Assignment Agreements;
12.any Contracts relating to the membership of, or participation by, the Company or any Subsidiary in, or the affiliation of the Company or any Subsidiary with, any industry standards group or association;
13.other than Non-Scheduled Contracts, any Contract to license or authorize any third party to manufacture any of the Company Products;
14.(A) any joint venture Contract, (B) any Contract (other than with respect to sales commissions under Contract with employees) that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons, or (C) any Contract that involves the payment of royalties to any other Person;
15.any Company Product warranty, other than standard warranties of Company or any Subsidiary made by the Company or a Subsidiary with respect to Company Products;
16.any employment, severance or change in control or other management agreement or Contract with any employee or other service provider of the Company or any Subsidiary or any other agreement with any officer, employee, individual consultant or other service provider of the Company or any Subsidiary that (A) is not terminable at-will (where the concept of at-will employment is recognized) by the Company or the applicable Subsidiary, as applicable, without cost or liability to the Company or such Subsidiary, as applicable, (B) provides annual aggregate compensation and benefits (whether cash or otherwise) that may exceed $100,000, or (C) provides for the payment of any cash or other compensation or benefits upon the consummation of the transactions contemplated by this Agreement;
17.any Contract or plan (including any share option, merger and/or share bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Company Share Capital or any other securities of the Company or any Subsidiary or any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares, other securities or options, warrants or other rights therefor, other than Company Option agreements executed under the Company Option Plan;
18.any Contract in excess of $50,000 in value under which the Company or any Subsidiary provides standalone advice or services to any third party, including any consulting Contract, professional Contract or software implementation, deployment or development services Contract, or support services Contract;
19.any Contract with any Labor Entity or any Labor Agreement or similar contract with its employees;
20.any Contract pursuant to which the Company or any Subsidiary has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of shares, purchase of assets, license or otherwise, or any contract pursuant to which it has any material ownership interest in any other Person (other than the Subsidiaries);
21.any Contract with any Governmental Entity or any Company Authorization;
22.any confidentiality, secrecy or non-disclosure Contract other than any such Contract entered into by the Company or any Subsidiary in the ordinary course of its business consistent with past practice;
23.any data processing agreement, any data scraping agreement or any other Contract primarily relating to privacy, data protection, or systems or data security obligations in connection with the collection, use, disclosure, storage, access or other Processing of Covered Data or access to any information technology system;
24.any settlement agreement for an amount in excess of $100,000 or with obligations that remain in effect;
25.any Contract pursuant to which rights of any third party are triggered or become exercisable, or under which any other consequence, result or effect arises, in connection with or as a result of the execution of this Agreement or the consummation of the Share Purchase or the other Transactions, either alone or in combination with any other event;
26.any Contract with a customer in excess of $50,000 in value pursuant to which such customer receives any discount, rebate, setoff, allowance, free trial or other similar arrangement (whether or not in writing); or

27.any other oral or written Contract or obligation not listed in clauses (i) through (xxvi) that individually had or has a value or payment obligation in excess of $50,000 annually or is otherwise material to the Company or any Subsidiary or their respective businesses, operations, financial condition, properties or assets taken as a whole.
         (b) All Material Contracts are in written form and have been entered into in the ordinary course of the Company’s or any Subsidiary’s businesses. Each of the Material Contracts is valid, binding on the parties, and in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar laws affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies. There exists no material default nor any event of default or event, occurrence, condition or act, with respect to the Company or any Subsidiary or to the Company’s Knowledge, with respect to any other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a material default or an event of default under any Material Contract or (ii) give any third party the right to (A) declare a default or exercise a material remedy under any Material Contract, (B) a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) accelerate the maturity or performance of any material obligation of the Company or any Subsidiary under any Material Contract or (D) cancel, terminate or modify any Material Contract. Neither the Company nor any Subsidiary has received any notice or other communication in writing or otherwise regarding any actual or possible material breach of, or material default under, or intention to cancel or modify any Material Contract. True, correct and complete copies of all Material Contracts (including all modifications, amendments and supplements thereto and waivers thereunder), other than Non-Scheduled Contracts, have been made available to Acquirer prior to the Agreement Date.
        2.16 No Brokers. Neither the Company nor any Subsidiary is or will be obligated for any finder’s or broker’s fee or commission in connection with this Agreement or the Transactions.
        2.17 Foreign Corrupt Practices. None of the Company, its Subsidiaries, their respective directors, officers, and employees, and, to the Knowledge of the Company, any agents or any Company Shareholder acting on their behalf, has (i) taken any action directly or indirectly in furtherance of an offer, payment, promise to pay, or authorization or approval of any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person (including any Governmental Entity (or employee or representative thereof), government owned or controlled enterprise, public international organization, political party and candidate for public office) private or public, regardless of what form, whether in money, property, or services (A) to obtain favorable treatment for business or Contracts secured, (B) to pay for favorable treatment for business or Contracts secured, (C) to obtain special concessions or for special concessions already obtained, (D) to improperly influence or induce any act or decision, (E) to secure any improper advantage, or (F) in violation of Applicable Law (including the U.S. Foreign Corrupt Practices Act or Section 291(a) of the Israeli Penal Code of 1977) or (ii) established or maintained any fund or asset that has not been accurately recorded in the books and records of the Company. The Company has established adequate internal controls and procedures to promote and achieve compliance with the U.S. Foreign Corrupt Practices Act and Section 291(a) of the Israeli Penal Code of 1977 and with the representation and warranty contained in the first sentence of this Section 2.17 and has made available to Acquirer all such documentation. The Company has not conducted or initiated an internal investigation, made a voluntary or other disclosure to a Governmental Entity, or received written notice that it is the subject of any Legal Proceedings or governmental inquires or received any written notice or citation from any Governmental Entity related to alleged violations of applicable criminal law including anti-bribery and anti-money laundering laws such as the U.S. Foreign Corrupt Practices Act.
        2.18 Environmental, Health and Safety Matters. Neither the Company nor any Subsidiary is in violation of any Applicable Law relating to the environment or occupational health and safety, and no material expenditures are required in order to comply with any such Applicable Law. No Hazardous Materials (as defined below) are used or have been used, stored, or disposed of by the Company or, to the Knowledge of the Company, by any other Person on any property owned, leased or used by the Company. For the purposes of the preceding sentence, "Hazardous Materials" shall mean (a) materials that are listed or otherwise defined as "hazardous" or "toxic" under any applicable local, state, federal and/or non-U.S. Applicable Law that govern the existence and/or remedy of contamination on property, the protection of the environment from contamination, the control of hazardous wastes, or other activities involving hazardous substances, including building materials, or (b) any petroleum products or nuclear materials.
        2.19 Export Control and Economic Sanctions Laws.
         (a) The Company, its Subsidiaries, their respective directors, officers, and employees, and, to the Knowledge of the Company, any agents acting on their behalf, have conducted its international business transactions, including its export, re-export and import transactions, in accordance in all respects with applicable provisions of import, export control, and economic sanctions laws and regulations, including but not limited to those of the United States and Israel. Without limiting the foregoing: (i) the Company and its Subsidiaries have obtained all necessary export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (A) the export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (collectively, "Export Approvals"), (ii) the Company is in compliance with the terms of all applicable Export Approvals, (iii) there are no pending Legal Proceedings or, to the Knowledge of the Company, threatened claims against the Company with respect to such Export Approvals, and (iv) there are no actions, conditions or circumstances pertaining to the Company’s export transactions that would reasonably be expected to give rise to any future claims. The Company does not use or develop, or engage in, technology with military applications, modify its technology or products for any military application, or develop or engage in other technology whose development, commercialization or export requires a license under Israeli Law, and no Company business requires the Company to obtain a license from the Israeli Ministry of Defense, the Israeli Ministry of the Economy, or an authorized body thereof pursuant to any of the Israeli Defense Export Control Law - 2007 or the regulations promulgated thereunder, the Israeli Export and Import Ordinance - 1979, Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 1974, as amended or Control of Products and Services Order (Export of Warfare Equipment and Defense Information), 1991, as amended.
         (b) Neither the Company nor any of its Subsidiaries is, or has at any time been, done business, directly or indirectly, in a country subject to an embargo by the United States (currently Cuba, Iran, Syria, North Korea, and the Crimea region of the Ukraine), or conducted any business related to any U.S. embargoed country. Neither the Company nor any of its Subsidiaries is, or has at any time been, done business, directly or indirectly, including as a counterparty to any commercial agreement, with any Person who is listed on or otherwise covered by any sanctions persons list, administered by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of Commerce, the United Nations, and any Israeli governmental agency.
        2.20 Customers and Suppliers.
         (a) Neither the Company nor any Subsidiary has any outstanding material disputes concerning Company Products with any customer or distributor who, in the year ended December 31, 2019 or the three-month period ended on the Company Balance Sheet Date, was one of the 25 largest sources of revenues for the Company and the Subsidiaries, on a consolidated basis, based on amounts paid or payable during such periods (each, a "Significant Customer"), and to the Knowledge of the Company, there is no material dissatisfaction on the part of any Significant Customer. Each Significant Customer is listed in

Schedule 2.20(a) of the Company Disclosure Schedule. Neither the Company nor any Subsidiary has been notified in writing or otherwise by any Significant Customer that such customer shall not continue as a customer of the Company or any Subsidiary (or Acquirer or its Affiliates) after the Closing or that such customer intends to terminate, allow to expire, or materially modify existing Contracts with the Company or any Subsidiary (or Acquirer or its Affiliates). Neither the Company nor any Subsidiary has had any Company Products returned by a purchaser thereof except for normal warranty returns consistent with past history and properly reserved for in the Company’s and the Subsidiaries’ books and records.
         (b) Neither the Company nor any Subsidiary has any outstanding material dispute concerning products and/or services provided by any supplier who, in the year ended December 31, 2019 or the three-month period ended on the Company Balance Sheet Date, was one of the 10 largest suppliers of products and/or services to the Company and the Subsidiaries, on a consolidated basis, based on amounts paid or payable during such periods (each, a "Significant Supplier"), and to the Knowledge of the Company, there is no material dissatisfaction on the part of any Significant Supplier. Each Significant Supplier is listed in Schedule 2.20(b) of the Company Disclosure Schedule. Neither the Company nor any Subsidiary has been notified in writing or otherwise by any Significant Supplier that such supplier shall not continue as a supplier to the Company or any Subsidiary (or Acquirer or its Affiliates) after the Closing or that such supplier intends to terminate, allow to expire, or materially modify existing Contracts with the Company or any Subsidiary (or Acquirer or its Affiliates). The Company and the Subsidiaries have access, on commercially reasonable terms, to all products and services reasonably necessary to carry on their respective businesses, and the Company has no Knowledge of any reason why they will not continue to have such access on commercially reasonable terms (other than access which may be denied following the Agreement Date as a result of the COVID-19 outbreak).
        2.21 Accounts Receivables. The accounts receivable shown on the Company Financial Statements arose in the ordinary course of business, consistent with past practices, represented bona fide claims against debtors for sales and other charges, and have been collected or, to the Company’s Knowledge, are collectible in the book amounts thereof, less an amount not in excess of the allowances for doubtful accounts provided for in the Company Financial Statements. Allowances for doubtful accounts and warranty returns have been prepared in accordance with GAAP. None of the accounts receivable of the Company or any Subsidiary shown on the Company Financial Statements is subject to any asserted claim of offset, recoupment, setoff or counter-claim. No Person has any lien on any of such accounts receivable, and no agreement for deduction or discount has been made with respect to any of such accounts receivable. Schedule 2.21 of the Company Disclosure Schedule sets forth an aging of the Company’s and the Subsidiaries’ accounts receivable in the aggregate and by customer as of the Agreement Date, and indicates the amounts of allowances for doubtful accounts and warranty returns. Each account receivable is free and clear of all Encumbrances (other than Permitted Encumbrances). No accounts receivable of the Company and the Subsidiaries are subject to asserted warranty claims by customers.
        2.22 Shareholder Notice. No notice to be given by the Company to the Company Shareholders pursuant to Israeli Law or the Charter Documents, if any, or otherwise and any amendment or supplement thereto (other than any of the information supplied or to be supplied by Acquirer for inclusion therein), will contain, as of the date of the mailing of such document, any untrue statement of a material fact, or, to the Knowledge of the Company, will omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
        2.23 Company Products. All Company Products sold, licensed, leased or delivered by the Company or any Subsidiary to customers and all services provided by or through the Company or any Subsidiary to customers on or prior to the Closing Date conform in all material respects to applicable consumer protection legislation requirements contractual commitments, express and implied warranties and to any representations provided to customers and conform in all material respects to packaging, advertising and marketing materials and to applicable product or service specifications or documentation, all to the extent any such warranties, representations, materials, specifications or documentation are not subject to legally effective express exclusions thereof. Neither the Company nor any Subsidiary has any material Liability (and there is no legitimate basis for any present or future Legal Proceeding against the Company or any Subsidiary giving rise to any material Liability relating to the foregoing Contracts) for replacement or repair thereof or other damages in connection therewith in excess of any reserves therefor reflected on the Company Financial Statements. The Company Products can be legally sold and used in each geographical market in which they are sold, used, or marketed.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY SHAREHOLDERS
Each Company Shareholder, severally and not jointly with the other Company Shareholders, represents and warrants to Parent and Acquirer in respect of itself, as follows:
c.Power and Capacity. Such Company Shareholder possesses all requisite power, legal capacity and authority necessary to enter into this Agreement, consummate the Share Purchase and carry out the Transactions that are required to be carried out by such Company Shareholder.
        3.2 Enforceability; Noncontravention.
i.The execution and delivery of this Agreement and the consummation of the Share Purchase and any of the other Transactions by such Company Shareholder have been, to the extent applicable, duly authorized by all necessary corporate actions on the part of the Company Shareholder. This Agreement has been duly executed and delivered by such Company Shareholder and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and legally binding obligation of such Company Shareholder enforceable against such Company Shareholder in accordance with its terms, except as may be limited by and subject only to the effect, if any, of (i) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
ii.The execution, delivery and performance by such Company Shareholder of this Agreement, or its otherwise being bound by it, does not, and the consummation of the Transactions will not conflict with, or result in any violation of or default under (with or without notice or lapse of time or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person, or result in the creation of any Encumbrance upon the Company Shares pursuant to (i) any Contract or Order to which the Company Shareholder is subject or (ii) any Applicable Law, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to such Company Shareholder’s ability to consummate the Share Purchase or to perform their respective obligations under this Agreement.
iii.Except for the notification filing required under the HSR Act and the expiration or termination of any applicable waiting period thereunder, and any applicable filings and approvals required by any other Governmental Entities outside of the United States pursuant to any Antitrust Law, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by such Company Shareholder in connection with the execution and delivery of this Agreement or the consummation of the Transactions.
        3.3 Title to Shares. Such Company Shareholder owns of record, and except with respect to the 102 Trustee, is the beneficial owner of the Company Shares as set forth opposite such Company Shareholder’s name on Schedule 2.2(a) of the Company Disclosure Schedule, and has good and valid title to such Company Shares, free and clear of all Encumbrances and, at the Closing, shall deliver to Acquirer good and valid title to such Company Shares, free and clear of all Encumbrances. As of the Closing, such Company Shareholder has examined the Spreadsheet and is entitled only to the distribution set forth therein, and such Company Shareholder waives any right to receive consideration in respect of Company Shares, Company Options or Company Warrants other than as set forth therein. Such Company Shareholder does not own, and does not have the right to acquire, directly or indirectly, any other Company Share Capital, except as set forth in Schedule 2.2(a) of the Company Disclosure Schedule. Such Company Shareholder is not a party to any option, warrant, purchase right, or other Contract or commitment that could require such Company Shareholder to sell, transfer, or otherwise dispose of any Company Share Capital (other than this Agreement or any agreement permitting the Company to repurchase Company Shares from such Company Shareholder).
        3.4 Litigation. There are no actions, suits, arbitrations, mediations, proceedings or claims pending or, to the knowledge of such Company Shareholder, threatened against such Company Shareholder or any of his, her or its assets or properties that seek to restrain or enjoin the consummation of the Transactions.
        3.5 Solvency. Such Company Shareholder is not bankrupt or insolvent and has not proposed a voluntary arrangement or made or proposed any arrangement or composition with such Company Shareholder’s creditors or any class of such creditors, and no petition in respect of any such arrangement or composition has been presented. The consummation of the Share Purchase and the other Transactions shall not constitute a fraudulent transfer by such Company Shareholder under applicable bankruptcy and other similar laws relating to bankruptcy and insolvency of such Company Shareholder.
        3.6 Acknowledgement. Such Company Shareholder acknowledges that such Company Shareholder has received a copy of this Agreement and has had the opportunity to familiarized himself, herself or itself with the terms and conditions contained herein, including provisions relating to payment of the portion of the Aggregate Consideration to be paid to such Company Shareholder pursuant to Section 1.1(a) and the indemnification obligations of the Indemnifying Parties pursuant to ARTICLE 9.
        3.7 Tax Withholding Information. Any and all information made available to Acquirer by or on behalf of such Company Shareholder for purposes of enabling Acquirer to determine the amount to be deducted and withheld from the consideration payable to such Company Shareholder pursuant to this Agreement under Applicable Law is true, correct and complete in all respects.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUIRER
Each of Acquirer and Parent hereby represents and warrants to the Company and the Company Shareholders as follows:
d.Organization and Standing. Parent is a public corporation and Acquirer is a private company each of which is duly organized, validly existing and in good standing (where such concept is recognized) under the laws of its jurisdiction of organization. Each of Parent and Acquirer is not in violation of any of the provisions of its certificate of incorporation or articles of association, as applicable, or bylaws or equivalent organizational or governing documents.
        4.2 Authority; Noncontravention.
i.Parent and Acquirer have all requisite corporate power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Acquirer. This Agreement has been duly executed and delivered by Parent and Acquirer and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of Parent and Acquirer, enforceable against Parent and Acquirer in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
ii.The execution and delivery of this Agreement by Parent and Acquirer does not, and the consummation of the Transactions will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the certificate of incorporation or articles of association, as applicable, or bylaws or other equivalent organizational or governing documents of Parent and Acquirer, in each case as amended to date, or (ii) Applicable Law, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to Parent’s or Acquirer’s ability to consummate the Share Purchase or to perform their respective obligations under this Agreement.
iii.Except as required by applicable Israeli Law or United States federal and state securities laws in connection with the Option Cash Rights and except for the notification filing required under the HSR Act and the expiration or termination of any applicable waiting period thereunder, and any applicable filings and approvals required by any other Governmental Entities outside of the United States pursuant to any Antitrust Law, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Parent or Acquirer in connection with the execution and delivery of this Agreement or the consummation of the Transactions that, if not obtained or made, would reasonably be expected to adversely affect the ability of Parent or Acquirer to consummate the Share Purchase or any of the other Transactions.
        4.3 Closing Consideration. Parent and Acquirer have and will have available to it as of the Closing, sufficient funds to consummate the Transactions, including payment of all cash amounts comprising the Closing Consideration. Neither Parent nor Acquirer is insolvent and consummation of the Share Purchase and the other Transactions contemplated by this Agreement will not cause Parent or Acquirer to become insolvent.
        4.4 Acknowledgement of Receipt of Information. Without derogating from the representations and warranties of the Company contained in ARTICLE 2 hereof, the Acquirer acknowledges and agrees that it has, or its Representatives have, had an opportunity to ask questions and receive answers and materials, and to discuss the Company’s business, with certain key officers and employees of the Company and its Subsidiaries as well as advisors, and conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses and the Transactions contemplated hereunder.
        4.5 No other Representations. Each of Parent and Acquirer acknowledges that neither the Company nor any of the Company Shareholders has made or is making any representations or warranties whatsoever regarding the subject matter of this Agreement except as provided in ARTICLE 2 and ARTICLE 3 (including the related portions of the Company Disclosure Schedule).
ARTICLE 5
CONDUCT PRIOR TO THE CLOSING

e.Conduct of the Business of the Company. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, except with the prior written consent of Acquirer, which shall not be unreasonably withheld or delayed, except as set forth in Schedule 5.1, or except as specifically required under this Agreement or Applicable Law:

i.the Company shall, and shall cause each Subsidiary to, conduct its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted (except to the extent expressly provided otherwise in this Agreement);
ii.the Company shall, and shall cause each Subsidiary to, (i) pay all of its debts and Taxes when due, subject to good faith disputes over such debts or Taxes, (ii) pay or perform its obligations when due, (iii) use its commercially reasonable efforts consistent with past practice and policies to collect accounts receivable when due and not extend credit outside of the ordinary course of business consistent with past practice, (iv) use its commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, and (v) not take any action that would render, or that would reasonably be expected to render, any representation or warranty made by the Company in this Agreement inaccurate at the Closing such that the condition in the first sentence of Section ˝7.3(a) shall not be satisfied;
iii.the Company shall promptly notify Acquirer of any change, occurrence or event that, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to cause any of the conditions to the Closing set forth in Sections 7.1 and 7.3 to not be satisfied;
iv.the Company shall, and shall cause each Subsidiary to, assure that each new Contract it enters into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the Share Purchase; and
v.the Company shall, and shall cause each Subsidiary to, maintain each of its leased premises in accordance with the terms of the applicable lease.
        5.2 Restrictions on Conduct of the Business of the Company. Without limiting the generality or effect of the provisions of Section 5.1, except as set forth in Schedule 5.1, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, neither the Company nor any Subsidiary shall do, cause or permit any of the following (except to the extent expressly provided otherwise herein or under Applicable Law or as consented to in writing by Acquirer, which consent shall not be unreasonably withheld or delayed, and any response by Acquirer shall be provided within two Business Days of such request):
         (a) (i) make any payments to any Company Employees (other than any payment of accrued standard base salary or wages and benefits in accordance with the Company’s standard payroll practices and employment agreements) or forgive or issue any loans, (ii) hire any officers or any Company Employees who report to the Company’s chief executive officer or who report to the chief executive officer’s direct reports, (iii) terminate the employment (other than for cause), or change the title, office or position, benefits or reduce the responsibilities of any Key Employee or Company Employee at the management level or above, or make any increase to the compensation of any Company Employee (other than scheduled changes in accordance with existing employment agreements), (iv) enter into, amend or extend the term of any employment or consulting agreement with any officer, employee who reports to the Company’s chief executive officer or who reports to the chief executive officer’s direct reports, consultant or independent contractor, including to provide for any increase in the compensation or consulting fees, bonus, pension, welfare, fringe or other benefits, severance or termination pay of the foregoing, or (v) grant any bonus, incentive compensation or other awards or otherwise establish, enter into, amend, modify, terminate, or take any action to accelerate the vesting or payment of any existing compensation or benefits under any Company Employee Plan;

         (b) make any dividend or other distributions (whether in cash, shares or property) in respect of any of its share capital, or split, combine or reclassify any of its share capital or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its share capital;
         (c) transfer or license from any Person any rights to any Intellectual Property or transfer or license to any Person any Company-Owned IP other than nonexclusive licenses from third parties or to customers granted in the ordinary course of business, or transfer or provide or agree to provide (on a contingent basis or otherwise) a copy of any Company Source Code to any Person;
         (d) enter into any Contract in excess of $500,000 that would constitute a Material Contract, or violate, terminate, adversely amend, or otherwise adversely modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms of any Material Contracts;
         (e) apply for or receive a Governmental Grant;
         (f) issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of Company Share Capital or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other Contracts of any character obligating it to issue any such shares or other convertible securities (other than issuance of shares upon exercise of existing Company Warrants or Company Options);
         (g) sell, lease, license or otherwise dispose of or encumber any of its properties or assets, other than sales and nonexclusive licenses of Company Products in the ordinary course of business consistent with past practice;
         (h) incur or commit to any new Liabilities or make any pre-payments on existing Liabilities (including Company Debt) outside of the ordinary course of business in excess of $25,000 individually or $50,000 in the aggregate;
         (i) make any capital expenditures, capital additions or capital improvements in excess of $50,000 individually or $100,000 in the aggregate;
         (j) materially change the amount of, or terminate, any insurance coverage;
         (k) commence a lawsuit other than (i) for the routine collection of bills or (ii) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided that it consults with Acquirer prior to the filing of such a suit;
         (l) make or change any election in respect of Taxes, file any income Tax Return or any other Tax Return other than pursuant to Section 6.12(c), adopt or change any accounting method in respect of Taxes, file an amendment to any Tax Return, enter into any Tax sharing or similar agreement or closing agreement, apply for or receive any Tax pre-ruling other than as contemplated by this Agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;
         (m) change accounting methods or practices or revalue any of its assets, except in each case as required by changes in GAAP after notice to Acquirer;
         (n) cause, propose or permit any amendments to the Charter Documents or equivalent organizational or governing documents;

         (o) merge or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;
         (p) take any action regarding a patent, patent application or other Intellectual Property Right, other than filing continuations for existing patent applications or completing or renewing registrations of existing patents, Domain Names, or Trademarks in the ordinary course of business consistent with past practice;
         (q) cancel, release or waive any claims or rights held by the Company or any Subsidiary, except in the ordinary course of business consistent with past practice;
         (r) enter into any Contract that, if entered prior to the Agreement Date, would be required to be listed in Schedule 2.12 (Interested Party Transaction) of the Company Disclosure Schedule;
         (s) publish any new Privacy Policy, modify any Privacy Policy, or announce any new Privacy Policy or any modification to any Privacy Policy; and
         (t) Other. Take or agree in writing or otherwise to take, (1) any of the actions described in clauses (a) through (s) in this Section 5.2, or (2) any action that would reasonably be expected to make any of the Company’s representations or warranties contained herein untrue or incorrect such that the condition set forth in the first sentence of Section 7.3(a) would not be satisfied, or prevent the Company from performing or cause the Company not to perform one or more covenants, agreements or obligations required hereunder to be performed by the Company such that the condition set forth in the second sentence of Section 7.3(a) would not be satisfied.
        5.3 Notices of Developments. The Company will promptly notify Acquirer of any change outside the ordinary course of business of the Company or any Subsidiary. No disclosure pursuant to this Section 5.3 will be deemed to amend or supplement the Company Disclosure Schedule or to prevent or cure any inaccuracy, misrepresentation, breach of warranty or breach of this Agreement.

ARTICLE 6
ADDITIONAL AGREEMENTS

f.Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement and Applicable Law, each of the parties hereto shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under Applicable Laws or otherwise to consummate and make effective the Transactions as soon as reasonably practicable, including such actions or things as any other party may reasonably request in order to cause any of the conditions to such other party’s obligation to consummate such transactions specified in ARTICLE 7 to be fully satisfied. Without limiting the generality of the foregoing, the parties shall (and shall cause their respective directors, officers and Subsidiaries, and use their commercially reasonable efforts to cause their respective controlled Affiliates, employees, agents, attorneys, accountants and Representatives, to) consult and fully cooperate with and provide reasonable assistance to each other in (i) obtaining all necessary consents, orders, approvals, exemptions, waivers, authorizations, filings, registrations and notifications, or other permission or action by, and giving all necessary notices to and making all necessary filings, meetings or appearances with and applications and submissions to, any Governmental Entity or other Person and (ii) consummating and making effective the Share Purchase and the other Transactions.
        6.2 Governmental Approvals.

i.Parent, Acquirer and the Company shall file (i) with the FTC and DOJ a Notification and Report Form relating to this Agreement and the Transactions as required by the HSR Act as soon as practicable after the Agreement Date but in no event later than 10 Business Days following the Agreement Date, and (ii) comparable pre-merger or post-merger notification filings, forms and submissions with any Governmental Entity pursuant to other applicable Antitrust Laws relating to this Agreement and the Transactions. After the Agreement Date and prior to the Closing, Parent, Acquirer, and the Company Shareholders shall (A) cooperate and coordinate with the others in the making of such filings, (B) supply the other with any information that may be required in order to make such filings, and (C) supply any additional information that reasonably may be required or requested by the FTC, the DOJ or the Governmental Entities of any other applicable jurisdiction in which any such filing, consents, waiver, approval, authorization, registration, declarations and notices as may be required under the HSR Act and any other applicable Antitrust Laws. After the Agreement Date and prior to the Closing, each of Parent, Acquirer, and the Company Shareholders shall use reasonable best efforts to take all action necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act or other Antitrust Laws as soon as practicable, and to obtain any required consents under any other Antitrust Laws applicable to the Transactions as soon as practicable, and to avoid any impediment to the consummation of the Transactions under any Antitrust Laws, including using reasonable best efforts to take all such action as reasonably may be necessary to resolve such objections, if any, as the FTC, the DOJ, or any other Governmental Entity or Person may assert under any applicable Antitrust Laws with respect to the Transactions. For the avoidance of doubt, Parent and Acquirer will be solely responsible for payment of any filing fees in connection with the HSR Act Notification and Report Form. Parent, Acquirer and the Company Shareholders also agree to seek early termination of the HSR Act waiting period.
ii.After the Agreement Date and prior to the Closing, each of Parent, Acquirer, and the Company Shareholders shall, to the extent reasonably practicable and unless prohibited by Applicable Law or by the applicable Governmental Entity, promptly inform the others of any communication from any Governmental Entity regarding any of the Transactions in connection with any filings or investigations with, by or before any Governmental Entity relating to this Agreement or the Transactions, including any proceedings initiated by a private party. If Parent, Acquirer, or the Company Shareholders shall receive a request for additional information or documentary material from any Governmental Entity with respect to the Transactions pursuant to the HSR Act or any other Antitrust Laws with respect to which any such filings have been made, then to the extent reasonably practicable and unless prohibited by Applicable Law or by the applicable Governmental Entity, such party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with such other party, an appropriate response in compliance with such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by Applicable Law or by the applicable Governmental Entity, each of Parent, Acquirer, and the Company Shareholders shall (i) give each other reasonable advance notice of all meetings with any Governmental Entity relating to the Transactions, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep such other parties reasonably apprised with respect to any other substantive oral communications with any Governmental Entity regarding the Transactions, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Entity, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all substantive written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Entity regarding the Transactions, and (vi) provide each other (or counsel of each party, as appropriate) with copies of all substantive written communications to or from any Governmental Entity relating to the Transactions. Any such disclosures, rights to participate or provisions of information by one party to another may be made on an outside counsel-only basis to the extent required under Applicable Law or as appropriate to protect confidential information.

iii.Notwithstanding anything to the contrary contained herein, neither Parent nor Acquirer shall have any obligation under this Agreement: (i) to divest or agree to divest (or cause any subsidiary to divest or agree to divest) any of its respective businesses, product lines or assets; or (ii) to contest any Legal Proceeding relating to the Transactions. The Company shall not, without the prior written consent of Parent or Acquirer, take any action to, and will not allow any of its Affiliates to, divest or agree to divest (or cause any subsidiary to divest or agree to divest) any of its respective businesses, product lines or assets, or to take or agree to take (or cause any subsidiary to take or agree to take) any other action or to agree (or cause any subsidiary to agree) to any limitation or restriction on any of its respective businesses, product lines or assets.
        6.3 No Solicitation.
         (a) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, none of the Company and the Signing Shareholders will, and none of the Company and the Signing Shareholders will authorize or permit any of its or their Representatives to, directly or indirectly, (i) solicit, initiate, seek, entertain, knowingly encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any information with respect to, any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, (v) submit any Acquisition Proposal to the vote of any Company Securityholders or (vi) enter into any other transaction or series of transactions, the consummation of which would impede, interfere with, or prevent the consummation of the Share Purchase or the other Transactions. Each of the Company and the Company Shareholders will, and will cause their Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than Acquirer and its Representatives) to any data room (virtual or actual) containing any information with respect to the Company in connection with an Acquisition Proposal and request from each Person (other than Acquirer and its Representatives) the prompt return or destruction of all information with respect to the Company previously provided to such Person in connection with an Acquisition Proposal. If any Representative takes any action, that the Company or such Company Shareholder is obligated pursuant to this Section 6.3 not to authorize or permit such Representative to take, then the Company or such Company Shareholders, respectively, shall be deemed for all purposes of this Agreement to have breached this Section 6.3.
         (b) The Company shall immediately (but in any event, within 24 hours) notify Parent and Acquirer orally and in writing after receipt by it or by any of its Representatives, of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, or (iii) any request for information relating to the Company or for access to any of the properties, books or records of the Company by any Person or Persons other than Acquirer and its Representatives which could reasonably lead to an Acquisition Proposal. Such notice shall describe, unless expressly covered by confidentiality obligations, (A) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (B) the identity of the Person or Group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company shall keep Acquirer fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto and shall provide to Acquirer a copy of such inquiry, expression of interest, proposal or offer and any amendments related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing. The Company shall provide Acquirer with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Company Board of Directors) of any meeting of the Company Board of Directors at which the Company Board of Directors is reasonably expected to discuss any Acquisition Proposal.
        6.4 Confidentiality; Public Disclosure.
         (a) The parties hereto acknowledge that Parent and the Company have previously executed a Mutual Non-Disclosure Agreement, dated as of November 18, 2019, amended November 19, 2019 (as amended, the "Confidentiality Agreement"), which shall continue in full force and effect in accordance with its terms.
         (b) The Company shall not issue any press release or other public communications relating to the terms of this Agreement or the Transactions or use Parent’s or Acquirer’s or any of its Affiliate’s names or refer to Parent or Acquirer or any of its Affiliates directly or indirectly in connection with Parent’s or Acquirer’s or any of its Affiliate’s relationships with the Company in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Parent or Acquirer, unless required by Applicable Law (in which event the Company shall promptly notify Parent and Acquirer and shall disclose only such information which the Company is advised by its counsel it is legally required to disclose). Notwithstanding anything to the contrary contained herein or in the Confidentiality Agreement, Parent and Acquirer and any of its Affiliates may make such public communications regarding this Agreement or the Transactions as they may, in their reasonable discretion, determine are required by Applicable Law, the SEC, the NASDAQ Global Select Market, or Antitrust Laws, subject to the reasonable review and comment by the Company.
        6.5 Third-Party Consents; Notices; Other Actions. If and to the extent requested by Acquirer, the Company shall use its commercially reasonable efforts (which, for the avoidance of doubt, shall not require the Company to make any payment) to obtain prior to the Closing, and deliver to Acquirer at or prior to the Closing, all consents, waivers and approvals under each Contract listed or described on Schedule 2.3(b)(ii) of the Company Disclosure Schedule and take all actions set forth on Schedule 6.5.
        6.6 Litigation. Until the earlier of the termination of this Agreement and the Closing, the Company will (i) notify Acquirer in writing promptly after learning of any new Legal Proceeding initiated by or against it, or known by the Company to be threatened against the Company, or any of its directors, officers or employees or the Company Shareholders in their capacity as such (a "New Litigation Claim"), (ii) notify Acquirer of ongoing material developments in any New Litigation Claim, and (iii) consult in good faith with Acquirer regarding the conduct of the defense of any New Litigation Claim.
        6.7 Access to Information. Through the Closing Date, the Company and the Subsidiaries will afford to Acquirer and its authorized representatives reasonable access during normal business hours and upon reasonable notice as Acquirer may reasonably request to the facilities, offices, properties, technology, processes, books, business and financial records, business plans, budgets and projections, and other information of each of the Company and the Subsidiaries, and the workpapers of the Company’s independent accountants, and otherwise provide such assistance as may be reasonably requested by Acquirer in order that Acquirer have a full opportunity to make such investigation and evaluation as it reasonably desires to make of the business and affairs of each of the Company and the Subsidiaries. Subject to Applicable Law, Acquirer will have full access to the personnel records (including performance appraisals, disciplinary actions, grievances and medical records) of the Company and the Subsidiaries.

        6.8 Spreadsheet. No less than three Business Days prior to Closing, the Company shall prepare and deliver to Acquirer a spreadsheet (the "Spreadsheet"), which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein), as of immediately prior to the Closing, and shall be updated by the Shareholders’ Agent, to the extent necessary, prior to any payment or release of funds to the Company Securityholders following the Closing:
         (a) the names of all Company Shareholders, Company Optionholders and Company Warrantholders, and their respective street and e-mail addresses, Israeli identification number (if any) or any other identification number registered in the Company’s shareholders register;
         (b) the number, class and series of Company Shares held by such Persons and the respective certificate numbers;
         (c) the number, class and series of Company Shares subject to, and if applicable, the exercise price per share in effect for, each Company Option and Company Warrant;
         (d) the vesting status and schedule;
         (e) for each Company Option that was exercised prior to the date of delivery of the Spreadsheet, the date of such exercise and whether such Company Option was granted pursuant to Section 3(i) of the Ordinance or Section 102 of the Ordinance (and the applicable subsection of Section 102 of the Ordinance), Section 422 of the Code, or any applicable foreign Tax law;
         (f) the calculation of the (i) Aggregate Consideration, (ii) the respective portion of the Aggregate Consideration, including the Adjustment Escrow Amount to be paid to each Company Shareholder, each Company Optionholder, and each Company Warrantholder (each such portion, the "Consideration Portion"), (iii) the Company Series A Shares, (iv) the Company Series B Shares, (v) the Company Series C Shares, (vi) the Company Series D Shares, (vii) the Company Series E Shares, (viii) the Fully-Diluted Company Ordinary Shares, (ix) the Fully-Diluted Company Shares, (x) the Ordinary Shares Per Share Payment Amount, (xi) in respect of Company Employees who hold Unvested Company Options, the number of Option Cash Rights, and (xii) each Indemnifying Party’s Pro Rata Share of the Indemnity Escrow Fund and the Shareholders’ Agent Expense Amount (expressed in both in dollars and as a percentage); and
         (g) a funds flow memorandum setting forth applicable wire transfer instructions.
        6.9 Closing Statement. No less than three Business Days prior to Closing, the Company shall prepare and deliver to Acquirer a closing statement (the "Closing Statement") setting forth (A) certain estimated balance sheet line items as set forth on Schedule 6.9, (B) the estimated amount of Company Net Working Capital, (C) an estimate of the Closing Net Working Capital Surplus or Closing Net Working Capital Shortfall, as applicable, and (D) the Closing Consideration, showing sufficient detail of the applicable calculations for each of (A) through (C), (E) each item of any unpaid Company Debt with a description of the nature of such Company Debt and the Person to whom such Company Debt is owed, and (F) each item of unpaid Transaction Expenses, with a description of the nature of such Transaction Expenses and the Person to whom such Transaction Expenses are or were owed. The Closing Statement shall be accompanied by such supporting documentation, information and calculations as are necessary for Acquirer to verify and determine the amounts set forth therein, as listed in Schedule 6.9. An illustrative example of the Closing Statement to be prepared by the Company and delivered to Acquirer is set forth on Schedule 6.9.

         (a) The items included in the Closing Statement and the Acquirer Closing Statement shall be based on and prepared in accordance with: (i) adopting the same accounting principles, policies, practices, assumptions, bases, treatments and categorizations as were used in the preparation of financial statement for the fiscal year ended 2019, as there applied, including in relation to the exercise of accounting discretion and judgement; (ii) in accordance with GAAP consistently applied; and (iii) presented in USD. For the avoidance of doubt, clause (i) shall take precedence over clauses (ii) and (iii) and clause (ii) shall take precedence over clause (iii).
         (b) Bonus accruals in the Closing Statement and the Acquirer Closing Statement shall be made using the same assumptions as used in setting the Closing Net Working Capital Target.
         (c) The Closing Statement (and the Acquirer Closing Statement) shall be prepared as if: (i) the Company had remained under the ownership of Company Shareholders, and (ii) on a fully consolidated basis, subject in each case to the accounting policies and the principles set out herein.
        6.10 Expenses. Whether or not the Share Purchase is consummated, except as otherwise set forth herein, all costs and expenses incurred in connection with this Agreement and the Transactions (including Transaction Expenses) shall be paid by the party incurring such expense; provided, however, that, if the Share Purchase is consummated, Acquirer shall pay all Transaction Expenses on the Company’s behalf to the extent such Transaction Expenses are set forth on the Company Closing Financial Certificate; provided, further, that the Company shall be responsible for 50% of the cost of the R&W Insurance Policy Premium (with the Company’s portion not to exceed $650,000), with the Company’s portion of the R&W Insurance Policy Premium to be treated as Transaction Expenses for all purposes of this Agreement ("Company R&W Fee").
        6.11 Employee Matters.
         (a) Notwithstanding anything to the contrary, nothing in this Section 6.11 shall (i) confer on Acquirer or its Affiliates any obligation to make an offer of employment or continued service to any Company Employee or Company Contractor; (ii) guarantee receipt of any specific employee benefit or constitute an amendment to or any other modification of any benefit plan, (iii) alter or limit Acquirer or any of its Affiliates ability to amend, modify or terminate any particular benefit plan, program, agreement or arrangement, or (iv) confer upon any Company Employees any third-party beneficiary rights in respect of continued employment (or resumed employment) or any other matter.
         (b) Effective immediately prior to the Closing, the Company shall terminate the employment of each Company Employee who is listed in Schedule 6.11(b) (the "Designated Employees") and shall use commercially reasonable efforts (which, for the avoidance of doubt, shall not include any requirement to make any payments not yet due or payable) to enter into a legally enforceable general waiver and release of claims with each such Designated Employee in a form approved by Acquirer. Any severance costs related to such actions shall first be paid from the severance deposits or reserves established by the Company with any remaining severance costs or other related termination costs being paid by such Company Employee’s employing entity following the Closing (or if required by Applicable Law or under applicable employment agreement to be paid prior to Closing, shall be paid by such Company Employee’s prior to Closing and reduced in full from the Closing Net Working Capital Target).
         (c) During the period on the Closing Date and concluding on the one-year anniversary of the Closing Date (the "Continuing Employee Period"), Acquirer shall, or shall cause its applicable Affiliates to, provide each Company Employee who continues to be employed by Acquirer or its Affiliate as of the Closing Date (the "Continuing Employees") who remain employed during the Continuing Employee Period with cash and other non-equity compensation that are no less favorable, in the aggregate for each Continuing Employee, to the salaries and benefits provided by the Company, in the aggregate for each

Continuing Employee, to such Continuing Employees as of immediately prior to the Closing (excluding for purposes of this sentence any equity-based incentive compensation, cash bonus payments, severance and pension benefits). Notwithstanding the foregoing sentence, if during the Continuing Employee Period, Acquirer or its Affiliates reduces cash and other non-equity compensation in a manner that is generally applicable to all employees of Acquirer and its Affiliates, the Continuing Employees shall be subject to such reduction in a similar manner and the Acquirer will consider any existing temporary reduction in salary which has already been implemented for the Continuing Employees. Following the Closing Date, review of any Continuing Employees compensation and benefits by Acquirer or its Affiliates for the purposes of planning and implementing any changes to the Continuing Employees compensation and benefits shall disregard any temporary reduction in salary implemented as a result of the COVID-19 virus outbreak.
iv.As soon as practicable following the Closing Date, Parent shall grant to Continuing Employees restricted stock units covering shares of Parent’s common stock and cash retention payments, in amounts and allocations to be determined by Parent, in its sole discretion, on the terms and conditions consistent with Parent’s equity incentive plan, as amended from time to time. Parent will use commercially reasonable efforts to take the necessary steps intended for the restricted stock units granted to the Israeli Continuing Employees to qualify for capital gains treatment under Section 102 of the Ordinance.
        6.12 Tax Matters.
         (a) Each of Acquirer, the Shareholders’ Agent, the Company Shareholders and the Company shall cooperate fully, as and to the extent reasonably requested by any of the others, in connection with the filing of Tax Returns and any Legal Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such Legal Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Acquirer, the Company, the Shareholders’ Agent and the Company Shareholders agree to retain all books and records with respect to Tax matters pertinent to the Company and the Subsidiaries relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all applicable record retention laws, regulations and agreements entered into with any Tax Authority. Notwithstanding anything to the contrary in this Agreement, the Shareholders’ Agent shall have no obligation to prepare or file any Tax Returns.
         (b) Taxes for any Straddle Period shall be allocated to the portion of the period ending on the Closing Date as follows: (a) with respect to property or ad valorem Taxes, the amount allocable to the portion of the period ending on the Closing Date shall equal the amount of such property or ad valorem Taxes for such entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the portion of such Straddle Period ending on the Closing Date and the denominator of which is the number of days in the Straddle Period; and (b) with respect to all other Taxes the amount allocable to the portion of the period ending on the Closing Date shall be determined based on an actual closing of the books used to calculate such Taxes as if such tax period ended as of the close of business on the Closing Date (and for such purpose, the tax period of any partnership or other pass-through entity in which the Company or any of the Subsidiaries holds a beneficial interest shall be deemed to terminate at such time). In the case of clause (b) of the preceding sentence, exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions computed as if the Closing Date was the last day of the Straddle Period) shall be allocated between the portion of the Straddle Period ending on the Closing Date and the portion of the Straddle Period thereafter in proportion to the number of days in each such portion.

         (c) The Company shall prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns of the Company and the Subsidiaries for all periods ending on or before the Closing Date that are required to be filed prior to the Closing Date, shall, to the extent permitted by Applicable Law, provide drafts of each such income or other material Tax Return to Acquirer not less than 20 days (or less, to the extent not practicable) prior to the due date for such Tax Return (taking into account any validly obtained extensions of time to file), and shall make any reasonable changes requested by Acquirer in good faith which have been submitted to the Company in writing within 10 days (or less, to the extent not practicable) of receipt of such Tax Returns. Acquirer shall prepare or cause to be prepared and file or cause to be filed all other Tax Returns of the Company that are due (taking into account any validly obtained extensions) after the Closing Date, whether such Tax Returns are for taxable periods ending before, on or after the Closing Date, including all Tax Returns for the Company and the Subsidiaries in respect of Pre-Closing Tax Periods and Straddle Periods (determined consistently with Section 6.12(b)). With respect to Tax Returns relating to any Taxable period ending on or before the Closing Date, Acquirer shall prepare or cause to be prepared such Tax Returns in a manner consistent with the Company’s past practices, except as Acquirer determines in good faith to be otherwise required by applicable Tax law, and shall use reasonable efforts to deliver a draft of any such income or other material Tax Return, at least 15 days and at any event at least 10 days prior to the due date (taking into account any extension) for the filing of such Tax Return along with supporting workpapers reasonably requested by the Shareholders’ Agent, to the Shareholders’ Agent for review and comment and shall consider such comments in good faith. Notwithstanding the foregoing, and without derogating in any manner from Section 6.12(d) below, Acquirer shall have the right, in its sole discretion, to cause the Company and the U.S. Subsidiary to elect to make (and prior to the Closing Date, Company and the U.S. Subsidiary shall not make without the Acquirer’s consent) a "Water’s Edge" election on the timely filed California 2019 tax return and short year 2020 tax return (the "Water’s Edge Election"), provided, if Acquirer does not cause the Company and the U.S. Subsidiary to make a Water’s Edge Election or withholds its consent to such election, Acquirer shall indemnify the Company Securityholders for any Taxes that result from the failure of the Company and the U.S. Subsidiary to make the Water’s Edge Election (determined on a with or without basis) and no Indemnified Person shall have any right to indemnification for any Taxes arising as a result of the failure to make such election (unless the failure to make such election is required by Applicable Law).
         (d) Parent, Acquirer and their Affiliates shall be permitted, in connection with the Transactions contemplated by this Agreement, to make an election under Section 338(g) of the Code (or any similar provision of Applicable Law) with respect to the Company or any Subsidiary other than the U.S. Subsidiary. If such election is made, Parent shall provide written notice to the Company Shareholders and, upon written request from a Company Shareholder also any supporting allocation schedules. Acquirer shall indemnify the Company Securityholders for any increase in Taxes imposed on any Company Securityholder (or its direct or indirect owners) that result from such election (determined on a with or without basis), and notwithstanding anything to the contrary in this Agreement no Company Securityholder (or any direct or indirect owner of a Company Shareholder) shall have any liability (determined on a with or without basis) for (i) the breach of any representation or warranty contained in this Agreement to the extent that such breach resulted from such election, (ii) any Indemnified Taxes to the extent attributable to such election, or (iii) any other Taxes of the Company, its Subsidiaries, Acquirer, or its equityholders that result from such election. The Company Shareholders, the Company (prior to the Closing) and the Shareholders’ Agent (after the Closing), shall provide Acquirer with any information reasonably requested by the Acquirer which is in the possession of the Company Shareholders, the Company (prior to the Closing) and the Shareholders’ Agent (after the Closing) or reasonably available to any of them after reasonable inquiry to make such election and otherwise comply with this Section 6.12(d); provided that the failure to provide any such information shall not derogate from Acquirer’s indemnification obligations and releases or Company Shareholders’ rights under this Section 6.12. Notwithstanding anything to the contrary in this Agreement, this Section 6.12(d) shall survive for the full extent of any applicable statute of limitations.

        6.13 R&W Insurance Policy. In connection with the transactions contemplated hereby, Acquirer has obtained an R&W Insurance Policy effective as of the Agreement Date in the form made available to Company. If for any reason outside the control of Acquirer, such R&W Insurance Policy is terminated by the insurance company, Acquirer shall use commercially reasonable efforts to obtain or cause to be obtained, and the Company shall cooperate with Acquirer prior to the Closing in order to obtain a replacement R&W Insurance Policy to provide coverage for Acquirer with respect to Indemnifiable Damages. Without limiting Section 6.2 and Section 6.7, if and to the extent any additional legal, regulatory, financial or other due diligence matters are reasonably requested by Acquirer in connection with securing such replacement coverage after the Agreement Date and prior to the Closing, the Company shall promptly provide such materials. Acquirer agrees that no changes shall be made to the R&W Insurance Policy without the Company’s written consent, or if made following the Closing, without the Shareholders’ Agent written consent.
        6.14 Section 341 of the Israeli Companies Law; Bring-Along.
         (a) Promptly after the Agreement Date and for as long as this Agreement is not duly terminated or the Transactions contemplated hereby are consummated, the Company shall use commercially reasonable efforts to obtain from each Post-Signing Shareholder, including each Company Optionholder and Company Warrantholder who exercises such holder’s Company Option or Company Warrant between Agreement Date and the Closing Date, the Joinder Agreement in substantially the form attached hereto as Exhibit J (the "Joinder Agreement"). Each such Post-Signing Shareholder shall be deemed a Signing Shareholder for all purposes of this Agreement. The Company agrees to (i) communicate promptly to Acquirer any update to the Company’s efforts to obtain a Joinder Agreement from a Post-Signing Shareholder, and (ii) to include as a Signing Shareholder any Company Shareholder not listed on Schedule A as of the Agreement Date who has signed the Agreement thereafter, in each case without the need to the consent of the Signing Shareholders.
         (b) By executing this Agreement, the Signing Shareholders, who collectively hold 95% of the Company’s share capital have accepted an offer by Acquirer to purchase their Company Shares in accordance with the terms set forth in this Agreement, in accordance with Section 341 of the Israeli Companies Law and the bring-along provision set forth in Section 28 of the Company’s Articles of Association as currently in effect (the "Bring-Along Provision").
         (c) This Agreement shall be deemed, for the purpose of Section 341(a) of the Israeli Companies Law and the Bring-Along Provision, to constitute (i) an offer by Acquirer for the purchase of all of the Company Share Capital which is conditioned upon the sale of all of the Company Share Capital and (ii) an acceptance of such offer by all Signing Shareholders who have duly executed this Agreement initially or pursuant to Section 6.14(a).
         (d) Promptly (but in any event within four Business Days) following the Agreement Date, Acquirer will, in accordance with Section 341(a) of the Israeli Companies Law and the Bring-Along Provision, provide a written notice in the form attached hereto as Exhibit K (the "Bring-Along Notice") and a Joinder Agreement to each Company Shareholder who is not a Signing Shareholder, including each Company Optionholder and Company Warrantholder who exercises such holder’s Company Option or Company Warrant between Agreement Date and the Closing Date (each, a "Post-Signing Shareholder"), that has not duly executed and delivered this Agreement or countersigned this Agreement in accordance with Section 6.14(a) setting forth the information required by Section 341(a) of the Israeli Companies Law and the Bring-Along Provision, and stating Acquirer’s requirement to purchase such Post-Signing Shareholder’s Company Shares under the terms and conditions of this Agreement. The Company shall assist Acquirer to dispatch the Bring-Along Notice to each Post-Signing Shareholder. Acquirer and the Company shall fully coordinate any correspondence to which each may be a party which concerns the

Bring-Along Notice. Acquirer and the Company shall take such other actions as may be necessary in order to complete the transfer of all of the outstanding Company Shares pursuant to Section 341 of the Israeli Companies Law, the Bring-Along Provision and under the terms and conditions of this Agreement, including in making all reasonable filings and taking such other reasonable action which is necessary to effect the Transactions with respect to all the Company Shares in compliance with Section 341 of the Israeli Companies Law and the Bring-Along Provision. After satisfactory completion of the necessary procedures under Section 341 of the Israeli Companies Law and the Bring-Along Provision, and provided that no Order against the Transactions was issued by a Governmental Entity that was not subsequently removed and no 341 Legal Proceeding shall be pending before the applicable Governmental Entity in a manner that prevents the consummation of the Share Purchase, at the Closing the Company shall register Acquirer as owner of all the Company Shares held by all Signing Shareholders and Post-Signing Shareholders as of the Closing against delivery by Acquirer to the Paying Agent (in accordance with Section 1.3) of the amount in cash as fully described in Section 1.1(a) (for the avoidance of doubt, it is clarified that Acquirer may deduct any withholding amounts from such Signing Shareholders and Post-Signing Shareholders as further described in Section 1.1(e)).
v.All Company Shareholders that execute this Agreement or the Joinder Agreement after the date hereof and prior to Closing shall be deemed Signing Shareholders by virtue of execution of this Agreement or the Joinder Agreement, and, to the extent permitted under Section 341 and the Bring-Along Provision, all Company Shareholders who shall have not executed a Joinder Agreement shall be deemed Signing Shareholders by virtue of Section 341 of the Israeli Companies Law and the Bring-Along Provision.
vi.Each Signing Shareholder represents and warrants that it has not entered into, and agrees not to enter into at any time prior to the termination of this Agreement, any agreement or commitment with any Person the effect of which would violate or be inconsistent with the provisions and agreements set forth in this Section 6.14.
vii.The Company and each Signing Shareholder shall use its reasonable best efforts to defend any actions brought by a Company Shareholder or its Affiliates that seeks to restrain, enjoin or prohibit the Transactions, and shall, to the extent permitted by Applicable Law, use its reasonable best efforts to enforce any such Company Shareholder’s obligations (to the extent that they are not in compliance therewith) under the Bring-Along Provision and, to the extent applicable, Section 341 of the Israeli Companies Law, which shall include the commencement of Legal Proceedings or bringing of a counterclaim against such Company Shareholder or its Affiliates as may be reasonably necessary or desirable in order to ensure due compliance by such Company Shareholder of its obligations.
viii.If a non-executing Company Shareholder objects to or fails to execute a Joinder Agreement, fails to take any actions necessary and reasonable to effect this Agreement and the Transactions, takes any action that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company hereunder, or which could result in any of the conditions to the Company’s obligations hereunder not being fulfilled or that would otherwise impair the ability of the Company to properly and timely consummate the Transactions, each such non-executing Company Shareholder shall be deemed to have irrevocably appointed and constituted the Chief Executive Officer of the Company, as their attorney in fact with full power of substitution, to execute for and on behalf of such non-executing Company Shareholder all instruments and documents necessary to transfer title of its Company Shares, in accordance with the provisions of the Charter Documents.
ix.Subject to the terms of this Agreement, following the execution of this Agreement and prior to the Closing Date, if the Company shall issue any Company Shares (which, for the avoidance of doubt, shall be subject to Acquirer’s prior written consent pursuant to Section 5.2), then the Company shall promptly: (i) inform Acquirer of such an issuance, (ii) amend Schedule A so that such Person will be deemed a Post-Signing Shareholder, (iii) use commercially reasonable efforts to obtain from such holder of Company Shares, a counter signature to this Agreement under which he, she or it becomes bound by and subject to the provisions of this Agreement, and (iv) if such a Person does not execute this Agreement, assist Acquirer, to the extent necessary, in the dispatch of a Bring-Along Notice to such new Post-Signing Shareholders such that said notice will cover all of the Company Share Capital.
x.For purposes of this Agreement, the term "Company Shareholder" shall include all Post-Signing Shareholders and each such Post-Signing Shareholder shall be deemed to be subject to the terms and conditions of this Agreement, except to the extent that doing so would be inconsistent with the provisions of Section 341 of the Israeli Companies Law or the Bring-Along Provision.
xi.Nothing herein shall be construed or interpreted so as to derogate from the provisions of Section 341 of the Israeli Companies Law and the Company’s Articles of Association requiring each Post-Signing Shareholder to sell its Company Shares pursuant to this Agreement.
xii.Shareholder Meeting. Promptly after the Agreement Date, the Company shall take all action necessary under Applicable Law and the Company’s Charter Documents to give notice of an extraordinary meeting of the Company’s Shareholders, to be conducted no more than seven Business Days after the Agreement Date, at which the Company Shareholders will be presented with and given the opportunity approve resolutions to adopt this Agreement and approve the Transactions. Such notice will include a statement to the effect that the Company Board of Directors unanimously recommends that the Company Shareholders adopt this Agreement and approve the Transactions. The Signing Shareholders, constituting the Required Company Vote, shall vote in favor of and support the adoption of such resolutions. Upon the Company Shareholder’s adoption of such resolutions, the Company shall deliver to Acquirer minutes of such meeting of the Company Shareholders evidencing that the Transactions were approved by the Required Company Vote.
        6.15 Directors’ and Officers’ Insurance.
         (a) Prior to the Closing, the Company shall purchase tail insurance coverage under the Company’s current existing directors’ and officers’ liability policy in effect as of the Agreement Date (the "Tail Insurance Coverage") for the current and former directors and officers of the Company and its Subsidiaries as of the Closing Date (the "Covered Persons"), which (i) shall provide the Covered Persons with coverage for seven years following the Closing Date, and (ii) contains coverage under terms comparable to those applicable to the current directors and officers of the Company. Subject to the Closing, Acquirer shall cause the Company and its successors and assigns not to cancel, reduce or adversely modify the terms of the Tail Insurance Coverage and continue to honor the obligations thereunder in accordance with its terms, to the extent permitted by Applicable Law, until the seventh anniversary of the Closing Date. The cost of the Tail Insurance Coverage shall be treated as Transaction Expenses for all purposes of this Agreement.
         (b) Subject to the Closing, until the seventh anniversary of the Closing Date, Acquirer shall, and shall cause the Company and any successor and assigns, to the extent permitted by Applicable Law, to, fulfill and honor in all respects the obligations of the Company and its Subsidiaries pursuant to indemnification, insurance and exculpation provisions under their respective Charter Documents or written indemnification agreements between the Company or one of its Subsidiaries and such Covered Persons that are listed on Schedule ˝2.15(a)(viii) of the Company Disclosure Schedule, as in effect as of the date hereof, to the Covered Persons as of immediately prior to the Closing to the extent relating to claims arising from or related to facts or events that occurred at or before the Closing Date but are asserted after the Closing Date, provided that any such obligation shall first be satisfied by the Tail Insurance Coverage. Without limiting the foregoing, from and after the Closing Date, Acquirer shall, until seven years from the Closing Date, not amend, repeal or otherwise modify the Charter Documents in a manner that would adversely affect the rights thereunder of the Covered Persons with respect to exculpation and limitation of liabilities or insurance and indemnification, all of the foregoing subject to Applicable Law.
         (c) The provisions of this Section ˝6.15 (i) shall survive the consummation of the Closing, (ii) are intended to be for the benefit of, and shall be enforceable by, the Covered Persons (including and his, her or its respective heirs), (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have against Acquirer, the Company or its Subsidiaries first arising after the earlier of the Closing Date and the termination of this Agreement by contract or otherwise, and (iv) shall be binding on all successors and assigns of Acquirer, the Company or the Subsidiaries, as applicable.
         (d) In addition to the Company’s obligations under this Section 6.15 with respect to the Company’s current existing directors’ and officers’ liability policy, if and to the extent requested by Acquirer, Company shall use commercially reasonable best efforts to purchase tail insurance coverage under all of the Company’ other claims-made insurance liability policies (excluding the directors’ and officers’ liability policy, "Other Claims-Made Insurance") to the extent that any such policy requires the insurer to make the tail insurance coverage available or to the extent that the insurer agrees to make the tail insurance coverage available. Acquirer agrees to pay or reimburse the Company for the amounts paid to the insurer by the Company for such requested Other Claims-Made Insurance tail insurance coverage.
        6.16 Non-Reliance. Notwithstanding any investigation by, or right to investigation, whether or not exercised by, or knowledge of, Acquirer or any of its Affiliates, or waiver or non-assertion by Acquirer or any of its Affiliates of any condition to Closing set forth in ARTICLE 7, any termination right set forth in ARTICLE 8 or any other right hereunder (but subject to Section 8.2), Acquirer and its Affiliates shall have the right to rely fully upon the representations, warranties, covenants and agreements of the other parties contained in this Agreement, including but not limited to the schedules, exhibits and certificates delivered hereto, and shall not be required to show reliance on any such representation, warranty, covenant or other agreement in order for any Indemnified Person to be entitled to indemnification or other right or remedy hereunder.
        6.17 Parent Guarantee.
         (a) The Guaranty. Subject to the terms of this Agreement, Parent hereby unconditionally and irrevocably guarantees to the Company and the Company Shareholders the performance by Acquirer of, and compliance by Acquirer with, the representations, warranties, covenants, obligations, agreements and undertakings pursuant to, arising under or otherwise in connection with this Agreement, including, without limitation, the obligations of Acquirer to pay the Aggregate Consideration in accordance with this Agreement and the obligations of Acquirer in Section 6.12(c) and Section 6.12(d) (collectively, the "Guaranteed Obligations"), and Parent hereby represents, acknowledges and agrees that any breach of, or other failure to perform, any such representation, warranty, covenant, obligation, agreement or undertaking of Acquirer shall also be deemed to be a breach or failure to perform by Parent, and the Company and the Company Shareholders shall have the right, exercisable in their sole discretion, to pursue any and all available remedies they may have arising out of any such breach or nonperformance directly against either or both of the Parent, on the one hand, and Acquirer, on the other hand, in the first instance.
         (b) Waivers of Notices and Defenses. Parent hereby waives acceptance hereof, promptness, diligence, presentment, demand, protest and any notice not provided for herein (including without limitation notice of acceptance, presentment, demand, protest and notice of dishonor with respect to this Agreement), as well as any requirement that at any time any action be taken by any Person against Acquirer or any other Person and any other right or protection to which it would otherwise be entitled pursuant to the

Israeli Guarantee Law, 1967 and any regulations promulgated thereunder that can be waived. Without limiting the generality of the foregoing, Parent hereby waives any right to require, substantively or procedurally, that (a) a judgment previously be rendered against Acquirer or any other Person except Parent, (b) Acquirer or any other Person be joined in any action against Parent, or (c) an action separate from one against Parent be brought against Acquirer or any Person. Notwithstanding any provision of this Section 6.17 to the contrary, Parent shall be entitled to assert as a defense to any claim for payment or performance of any Guaranteed Obligations that (i) such Guaranteed Obligations are not currently due and payable, (ii) such Guaranteed Obligations have been paid or performed in full or (iii) the Company (prior to the Closing Date) or relevant third party beneficiary shall have expressly released its rights to such Guaranteed Obligations in connection with a settlement or compromise thereof.
        6.18 Form 8-K Financial Statements. From the Agreement Date until Parent’s filing of a Current Report on Form 8-K (or any amendment thereto) with the United States Securities and Exchange Commission with respect to the Closing, the Company shall engage its auditors and otherwise use all commercially reasonable efforts to prepare financial statements and obtain an audit report suitable to satisfy Parent’s reporting obligations under such Form 8-K (or any amendments thereto), including the requirements under Rule 3-05 or Article 11 of Regulation S-X under the Securities Act. Acquirer shall be responsible for paying the incremental costs incurred by the Company after the Agreement Date in connection with activities the Company undertakes solely for the purpose of complying with this Section 6.18.
        6.19 Contact. The Company and Acquirer shall each appoint an individual to act as its point of contact (each, a "Point of Contact") to deal with issues arising out of the performance of this Agreement. Initially the Point of Contact for:
         (a) the Company shall be Dan Glotter (Telephone: [________]; Email Address: [________]); and
         (b) the Acquirer shall be Kevin Ilcisin (Telephone: [________]; Email Address: [________]).
Each of Company and Acquirer agrees to provide reasonable access (in person, by telephone or electronically via email) during reasonable hours to its Point of Contact for problem resolution. Either Company or Acquirer may replace its Point of Contact at any time with another individual of similar seniority by providing notice in accordance with Section 10.2.
ARTICLE 7
CONDITIONS TO THE SHARE PURCHASE

g.Conditions to Obligations of Each Party to Effect the Share Purchase. The respective obligations of each party hereto to consummate the Transactions shall be subject to the satisfaction or waiver in writing at or prior to the Closing of each of the following conditions:
i.Illegality. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Share Purchase shall be in effect, and no action shall have been taken by any Governmental Entity seeking any of the foregoing, and no Applicable Law or Order shall have been enacted, entered, enforced or deemed applicable to the Share Purchase that makes the consummation of the Share Purchase illegal.
ii.Governmental Approvals. All approvals, consents, or clearances of Governmental Entities required to be obtained for the consummation of the Share Purchase as set forth in Schedule 7.1(b) of the Company Disclosure Schedule shall have been obtained without any conditions thereto, and the applicable waiting periods (including any extensions thereof) under the HSR Act or any Antitrust Laws in the jurisdictions set forth in Schedule 7.1(b) of the Company Disclosure Schedule shall have been obtained or otherwise any applicable waiting period in such jurisdiction shall have expired or been terminated.
iii.Joinder Agreements. The earlier of the following shall have occurred: (i) the Company Shareholders (including Company Optionholders or Company Warrantholders who exercised a Company Option or Company Warrant between the Agreement Date and the Closing Date) holding 100% of the Company Share Capital shall have duly executed this Agreement or a Joinder Agreement, or (ii) a period of one month from the date of delivery of the Bring Along Notice shall have expired and at such time there shall be no 341 Legal Proceeding that prevents the transfer of 100% of the issued and outstanding share capital of the Company to the Acquirer.
        7.2 Additional Conditions to Obligations of the Company and Company Shareholders. The obligations of the Company and the Company Shareholders to consummate the Transactions shall be subject to the satisfaction or waiver in writing at or prior to the Closing of each of the following conditions (it being understood that each such condition is solely for the benefit of the Company and may be waived by the Company in writing in its sole discretion without notice or Liability to any Person):
         (a) Representations, Warranties and Covenants. The representations and warranties made by Parent and Acquirer herein shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates). Parent and Acquirer shall have performed and complied in all material respects with each of the covenants, agreements and obligations herein required to be performed and complied with by them at or prior to the Closing.

         (b) Receipt of Closing Deliveries. The Company shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(a).
        7.3 Additional Conditions to the Obligations of Acquirer. The obligations of Acquirer to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of Acquirer and may be waived by Acquirer in writing in its sole discretion without notice or Liability to any Person):
         (a) Representations, Warranties and Covenants. The representations and warranties made by the Company and the Company Shareholders herein shall be true and correct on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates) except where the failure to be so true and correct is not individually or in the aggregate material to the Company and its Subsidiaries taken as a whole. The Company and each of the Company Shareholders shall have performed and complied in all material respects with each of the covenants, agreements and obligations herein required to be performed and complied with by the Company and the Company Shareholders at or prior to the Closing.
         (b) Receipt of Closing Deliveries. Acquirer shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(b); provided that such receipt shall not be deemed to be an agreement by Acquirer that the amounts set forth on the Company Closing Financial Certificate or the Spreadsheet or any of the other agreements, instruments, certificates or documents set forth in Section 1.2(b) is accurate and shall not diminish Acquirer’s remedies hereunder if any of the foregoing documents is not accurate.
         (c) No Legal Proceedings. No Governmental Entity shall have commenced any Legal Proceeding challenging the Share Purchase or the other Transactions or seeking to prohibit or limit the exercise by Acquirer of any right pertaining to ownership of Equity Interests of the Company. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition limiting or restricting Acquirer’s ownership, conduct or operation of the business following the Closing shall be in effect.
         (d) No Material Adverse Effect. There shall not have occurred a Material Adverse Effect which is continuing.
         (e) Employees. No fewer than 80% (excluding the Key Employees and the Designated Employees for purposes of the numerator and denominator) of the Company Employees shall have remained continuously employed with the Company or its Subsidiaries from the Agreement Date through the Closing and shall become Continuing Employees and no action shall have been taken by any such individual to rescind their employment.
         (f) Glotter Agreements. Dan Glotter shall have signed the Glotter Consulting Agreement, the Glotter Termination Agreement, and the Non-Compete Agreement, each of which shall continue to be in full force and effect and no action shall have been taken by any such individual to rescind such Non-Compete Agreement.
         (g) Tail Insurance Coverage. The Company shall have purchased the Tail Insurance Coverage for the current and former directors and officers of the Company and its Subsidiaries pursuant to Section 6.15.

ARTICLE 8
TERMINATION

h.Termination. At any time prior to the Closing, this Agreement may be terminated and the Share Purchase abandoned by authorized action taken by the terminating party:
i.by mutual written consent duly authorized by Acquirer and the Company Board of Directors;
ii.by Acquirer, on the one hand, or the Company, on the other hand, by written notice to the other, if the Closing shall not have occurred on or before August 31, 2020 or such other date that Acquirer and the Company may agree upon in writing (the "Agreement Termination Date"); provided that the Agreement Termination Date shall be subject to extension for a period of 30 days upon the written request of either Acquirer or the Company if on the Agreement Termination Date, the conditions set forth in ˝ARTICLE 7 are not satisfied (other than such conditions as may, by their terms, only be satisfied at Closing); provided that the right to terminate or extend this Agreement under this Section 8.1(b) shall not be available to any party whose breach of any covenant, agreement or obligation hereunder will have been the principal cause of, or shall have directly resulted in, the failure of the Closing to occur on or before the Agreement Termination Date;
iii.by Acquirer, on the one hand, or the Company, on the other hand, by written notice to the other if any Order of a Governmental Entity of competent authority preventing the consummation of the Share Purchase shall have become final and non-appealable;
iv.by Acquirer, by written notice to the Company, if there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of the Company or any of the Company Shareholders herein, and such inaccuracy or breach shall not have been cured within five Business Days after receipt by the Company of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such inaccuracy or breach would result in the failure of any of the conditions set forth in Section 7.1 or Section 7.3 to be satisfied (provided that no such cure period shall be available or applicable to any such breach that by its nature cannot be cured); or
v.by the Company, by written notice to Acquirer, if there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, Acquirer herein and such inaccuracy or breach shall not have been cured within five Business Days after receipt by Acquirer of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 7.1 or Section 7.2 to be satisfied (provided that no such cure period shall be available or applicable to any such inaccuracy or breach that by its nature cannot be cured).
        8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no Liability on the part of Acquirer, the Company or their respective officers, directors, shareholders or Affiliates; provided that (i) Section 6.4 (Confidentiality; Public Disclosure), Section 6.10 (Expenses), this Section 8.2 (Effect of Termination), Section 9.7(b) (Exculpation and Indemnification of the Shareholders’ Agent), ARTICLE 10 (General Provisions) and any related definition provisions in or referenced in Exhibit A and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (ii) nothing herein shall relieve any party hereto from Liability in connection with any fraud or willful breach of such party’s representations, warranties, covenants, agreements or obligations contained herein.

ARTICLE 9
INDEMNITY ESCROW FUND AND INDEMNIFICATION

i.Sources of Recovery.
i.Indemnity Escrow Fund. On the terms and subject to the conditions set forth in this ARTICLE 9, the Indemnity Escrow Fund shall be available to compensate Acquirer (on behalf of itself or any other Indemnified Person) for Indemnifiable Damages pursuant to the indemnification obligations of the Company Securityholders (collectively, the "Indemnifying Parties") under this ARTICLE 9. Subject to Section 9.4, the Escrow Agent shall hold the Indemnity Escrow Fund until 11:59 p.m. U.S. Central time on the date that is 18 months after the Closing Date (the "Escrow Release Date"). Expect as set forth in this Agreement, no portion of the Indemnity Escrow Fund, nor any beneficial interest therein, may be pledged, subjected to any Encumbrance, sold, assigned or transferred by any Indemnifying Party or be taken or reached by any legal or equitable process in satisfaction of any debt or other Liability of any Indemnifying Party, in each case prior to the distribution of the Indemnity Escrow Fund to any Indemnifying Party in accordance with Section 9.4.

ii.Order of Recovery. Subject to the limitations set forth in this ARTICLE 9, Indemnifiable Damages shall be recoverable:

1.With respect to any claim for indemnification under Section 9.2(a)(i), (ii) or (v) (other than Fundamental Claims): (A) first, from the Indemnity Escrow Fund until the depletion, or reservation for outstanding claims, of all amounts then held therein, and (B) thereafter, against the R&W Insurance Policy in accordance with the procedures, and subject to the terms set forth, therein.
2.With respect to Fundamental Claims, (A) first from the Indemnity Escrow Fund until the depletion, or reservation for outstanding claims, of all amounts then held therein, (B) thereafter if and to the extent covered by the terms of the R&W Insurance Policy following Acquirer’s and Indemnified Person’s commercially reasonable efforts to recover from the R&W Insurance Policy, from the R&W Insurance Policy, and (C) finally, if the amounts recovered in accordance with clauses (A) and (B) of this Section 9.1(b)(ii) are insufficient to cover Indemnifiable Damages, then from the Indemnifying Parties in accordance with this ARTICLE 9.
3.Notwithstanding anything to the contrary contained herein, the amounts that an Indemnified Person recovers from the Indemnity Escrow Fund pursuant to Fundamental Claims shall not reduce the amount that an Indemnified Person may recover from the R&W Insurance Policy with respect to claims that are not Fundamental Claims. By way of illustration and not limitation, assuming there are no other claims for indemnification, compensation or reimbursement, in the event that Indemnifiable Damages resulting from a Fundamental Claim are first satisfied from the Indemnity Escrow Fund and such recovery fully depletes the Indemnity Escrow Fund, the maximum amount recoverable by an Indemnified Person from the R&W Insurance Policy pursuant to a subsequent claim that is not a Fundamental Claim shall continue to be the full dollar value of the Indemnity Escrow Fund irrespective of the fact that the Indemnity Escrow Fund was used to satisfy such Fundamental Claim, such that the amount recoverable for such two claims would be the same regardless of the chronological order in which they were made.
        9.2 Indemnification.
         (a) Subject to the limitations and exceptions set forth in this ARTICLE 9, from and after the Closing, the Indemnifying Parties shall, severally (based on their respective Pro Rata Shares) and not jointly, indemnify and hold harmless Acquirer, its Affiliates, the Company and each of their respective officers, directors, agents and employees, and each Person, if any, who controls or may control Acquirer or its Affiliates within the meaning of the Securities Act (each of the foregoing being referred to individually as an "Indemnified Person" and collectively as "Indemnified Persons") from and against any and all claims (whether or not, in the case of Third-Party Claims, such third party is successful on the merits of such claim), losses, liabilities, damages, fees, costs, interest, awards, judgments, penalties and expenses, settlements, including actually incurred costs of investigation and defense and reasonable fees and expenses of lawyers, experts and other professionals (collectively, "Indemnifiable Damages"), directly or indirectly, whether or not due to a Third-Party Claim, arising out of, resulting from or in connection with:
          (i) any failure of any representation or warranty made by the Company or such Indemnifying Party in this Agreement or in the Company Disclosure Schedule to be true and correct as of the Agreement Date and as of the Closing Date;
          (ii) any failure of any certification, representation or warranty made by the Company or any such Indemnifying Party in any certificate (other than the Spreadsheet and the Company Closing Financial Certificate), delivered to Acquirer at the Closing pursuant to any provision of this Agreement to be true and correct as of the date such certificate is delivered to Acquirer;
          (iii) any breach of, or failure to perform, any of the covenants, agreements or obligations made by the Company or such Indemnifying Party herein;

          (iv) any inaccuracy in any information contained in the Spreadsheet;
          (v) any Indemnified Taxes to the extent not included as a Transaction Expense that reduces the Aggregate Consideration; and only to the extent that such Indemnified Taxes do not result in a reduction in net operating losses or other Tax attributes of the Company and its Subsidiaries for a Pre-Closing Tax Period that are available to offset such Taxes (determined assuming that any available Tax attributes are applied to such Taxes to the maximum extent permitted by Applicable Law and disregarding any utilization of such Tax attributes in any post-Closing period);
          (vi) fraud by or on behalf of the Company or such Indemnifying Party; and
          (vii) any 341 Legal Proceeding.
         (b) With respect to any indemnification claim made hereunder which is not a Fundamental Claim, for purposes of determining whether a breach of or default in connection with any representation, warranty or covenant (or failure of any representation or warranty to be true and correct) exists, and for determining the amount of any Indemnifiable Damages with respect to such breach, default or failure, (A) all qualifications and limitations as to materiality, Material Adverse Effect, and words of similar import, and (B) any update or modification to the Company Disclosure Schedule made or purported to have been made on or after the Agreement Date, shall be disregarded.
        9.3 Recourse; Limitations.
         (a) If the Share Purchase is consummated, recovery from the Indemnity Escrow Fund shall constitute the sole and exclusive source of Indemnifiable Damages against any Indemnifying Party under this Agreement for Indemnifiable Damages, with any further recovery to come from the R&W Insurance Policy, for the matters listed in clauses (i), (ii) and (v) of Section 9.2(a), except with respect to (A) any failure of any of the representations and warranties of the Company contained in Section 2.1 (Organization, Standing, Power and Subsidiaries), Section 2.2 (Capital Structure), Section 2.3 (Authority; Noncontravention) (but with respect to representations and warranties related to non-contravention, solely to the extent that they refer to non-contravention with governing documents), Section 2.10 (Taxes) or Section 2.16 (No Brokers) to be true and correct, or of the Company contained in any certificate delivered to Acquirer pursuant to this Agreement that are within the scope of those covered by the foregoing Sections to be true and correct as aforesaid, (B) any fraud by the Company in connection with this Agreement or the transactions contemplated herein, and (C) any failure of any representation or warranty made by such Company Shareholder to be true and correct ((A), (B) and (C) collectively, the "Special Representations" and together with clauses (iii), (iv), (vi) and (vii) of Section 9.2(a), the "Fundamental Claims").
         (b) In the case of Fundamental Claims (a), each Indemnifying Party’s Liability (other than claims against any Company Shareholders for breaches of covenants, representations and warranties made by such Company Shareholder hereunder) shall be limited to such Indemnifying Party’s Pro Rata Share of the amount of any Indemnifiable Damages resulting therefrom; (b) each Indemnifying Party’s Liability shall be limited to the aggregate amount of cash to which such Indemnifying Party is entitled to receive pursuant to Section 1.1; and (c) with respect to Indemnifiable Damages for any failure of any of the representations and warranties of the Company contained in Section 2.10 (Taxes) to be true and correct, or of the Company contained in any certificate delivered to Acquirer pursuant to this Agreement that are within the scope of those covered by the foregoing Section to be true and correct as aforesaid, which were excluded from the coverage of the R&W Insurance Policy (other than such Indemnifiable Damages which were so excluded due to the disclosure of the underlying matter in Schedule 2.10(a) and 2.10(d)(4)-(5), of the Company Disclosure Schedule as to which the indemnification obligations hereunder shall apply to the same extent as all other Fundamental Claims), the Indemnifying Party’s indemnification obligations hereunder in excess of the Indemnity Escrow Fund shall only apply to any Indemnifiable Damages exceeding such Indemnifiable Damages which would have been recoverable under the R&W Insurance Policy had such Indemnifiable Damages not been so excluded from its coverage; provided that in the case of fraud committed by or at the direction of such Indemnifying Party, recourse against such Indemnifying Party shall be without any limitation and may, at the discretion of Acquirer, be made directly against such Indemnifying Party without first seeking recourse against the Indemnity Escrow Fund. For clarity purposes, subject to the terms and limitations set forth in this ARTICLE 9, the Indemnified Persons shall be entitled to recover Indemnifiable Damages for breach of the relevant representations for any matters which are disclosed for informational purposes only on the Company Disclosure Schedule.
iii.In the event of breaches of representations and warranties under ARTICLE 3 or in any representations, warranties or covenants in any agreement entered into by such Indemnifying Party in connection with the Transactions, no Indemnifying Party shall be liable for any breach by any other Indemnifying Party.
iv.Notwithstanding anything to the contrary contained herein (i) no Indemnifying Party shall have any right of indemnification, contribution or right of advancement from Acquirer, the Company or any other Indemnified Person with respect to any Indemnifiable Damages claimed by any Indemnified Person, (ii) the rights and remedies of the Indemnified Persons after the Closing shall not be limited by (x) any investigation or disclosure made by or on behalf of any Indemnified Person prior to the Closing regarding any failure, breach or other event or circumstance or (y) any waiver of any condition to the Closing related thereto and (iii) the Indemnifying Parties shall not have any right of subrogation against the Company or Acquirer with respect to any indemnification of an Indemnified Person by reason of any of the matters set forth in Section 9.2.
v.Subject to other limitations set forth in this Article 9, the Indemnified Persons may only be entitled for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in clauses (i) and (ii) of Section 9.2(a) (other than claims arising out of, resulting from or in connection with Fundamental Claims or Sections ˝2.9(b)(i)-˝2.9(b)(xxix) and Section ˝2.9(b)(xxxvi) ("IP Representations")), if and insofar as the Indemnifiable Damages payable exceed in an aggregate amount of $1,000,000 (the "Threshold"), in which event, subject to the other conditions and limitations contained herein, the Indemnifying Parties shall be liable to indemnify the Indemnified Persons for all the Indemnifiable Damages including the amount of the Threshold. For clarity, the Threshold shall not apply to claims for Indemnifiable Damages arising out of, resulting from or in connection with any Fundamental Claims or the IP Representations.
        9.4 Period for Claims; Other Limitations.
         (a) Except as otherwise set forth in this Section 9.4, the period (the "Claims Period") during which claims may be made (i) against the Indemnity Escrow Fund for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in clauses (i) and (ii) of Section 9.2(a) (other than with respect to any of the Special Representations) shall commence at the Closing and terminate at 11:59 p.m. U.S. Central time on the date that is 12 months following the Closing Date, (ii) against the Indemnity Escrow Fund for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in Section 9.2(a)(v) shall commence at the Closing and terminate at 11:59 p.m. U.S. Central time on the date that is 18 months following the Closing Date, and (iii) for Indemnifiable Damages arising out of, resulting from or in connection with all other matters, including Fundamental Claims, shall commence at the Closing and terminate at 11:59 p.m. U.S. Central time on the date that is 90 days following the expiration of the statute of limitations applicable to the underlying matter that is the subject of such claim. Notwithstanding anything to the contrary contained herein, such portion of the Indemnity Escrow Fund at the Escrow Release Date, less the aggregate amount of any unresolved or unsatisfied claims for Indemnifiable Damages specified in any

Officer’s Certificate delivered to the Shareholders’ Agent on or prior to the Escrow Release Date, shall remain in the Indemnity Escrow Fund until such claims for Indemnifiable Damages have been resolved or satisfied, provided that if no Legal Proceedings have been actually asserted against the Indemnity Escrow Fund within 18 months following the end of the Escrow Release Date with respect to such claims, the amounts so remaining in the Indemnity Escrow Fund shall be released to the Indemnifying Parties.
         (b) On the day following the Escrow Release Date, the remainder of the Indemnity Escrow Fund, if any, less any amounts remaining in respect of unresolved or unsatisfied claims pursuant to the previous sentence, shall be released and distributed to the Indemnifying Parties promptly (and in any event within five Business Days) in accordance with each such Indemnifying Party’s respective Pro Rata Share. With respect to any amounts retained following such distribution, such amounts shall be released to the Indemnifying Parties based on their respective Pro Rata Shares within five Business Days following the resolution or satisfaction of all such claims, net of any amounts therefrom used to satisfy each such Indemnifying Party’s indemnification obligations with respect to such claims, in accordance with this ARTICLE 9.
        9.5 Claims.
         (a) On or before the last day of the applicable Claims Period, Acquirer may deliver to the Shareholders’ Agent (with a copy to the Escrow Agent if prior to the Escrow Release Date) one or more certificates signed by any officer of Acquirer (an "Officer’s Certificate"):
1.stating that an Indemnified Person has incurred, paid, reserved or accrued, or reasonably anticipates that it may incur, pay, reserve or accrue, Indemnifiable Damages;
2.stating the amount of such Indemnifiable Damages (which, in the case of Indemnifiable Damages not yet incurred, paid, reserved or accrued, shall include a good faith estimate of the amount thereof, followed by an additional Officer’s Certificate when such Indemnifiable Damages are paid or incurred); and
3.specifying in reasonable detail (based upon the information then possessed by Acquirer) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related.
         (b) No delay in providing such Officer’s Certificate which is provided within the applicable Claims Period shall affect an Indemnified Person’s rights hereunder, unless (and then only to the extent that) the Indemnifying Parties are materially prejudiced thereby. Nothing herein shall impair or prohibit Acquirer from updating or amending any Officer’s Certificate within the applicable Claims Period upon discovery of any additional facts or circumstances with respect to any underlying claim(s) set forth therein.
        9.6 Resolution of Objections to Claims.
         (a) If the Shareholders’ Agent objects in writing to any claim or claims by Acquirer made in any Officer’s Certificate within the 30-day period following delivery of the Officer’s Certificate, Acquirer and the Shareholders’ Agent shall attempt in good faith for 30 days after Acquirer’s receipt of such written objection to resolve such objection. If Acquirer and the Shareholders’ Agent shall so agree, and there are amounts remaining in the Indemnity Escrow Fund, a joint written instruction setting forth such agreement shall be prepared and signed by both parties and delivered to the Escrow Agent. Acquirer shall be entitled to conclusively rely on any such joint written instruction and Acquirer shall reclaim an amount of cash from the Indemnity Escrow Fund in accordance with the terms of such joint written instruction.

         (b) If no such agreement can be reached during the 30-day period for good faith negotiation, but in any event upon the expiration of such 30-day period, either Acquirer or the Shareholders’ Agent may commence an action or proceeding under Sections 10.12 and 10.13 to resolve such Dispute and enforce its rights with respect thereto.
        9.7 Shareholders’ Agent.
         (a) At the Closing, Fortis Advisors LLC shall be constituted and appointed as the Shareholders’ Agent by virtue of the Company Shareholders’ execution of this Agreement or a Joinder Agreement and without any further action of any of the Company Shareholders or the Company. The Shareholders’ Agent shall be the representative, exclusive agent and attorney-in-fact for all purposes in connection with this Agreement, the Escrow Agreement, the Paying Agent Agreement, the Shareholders’ Agent Engagement Agreement and any agreements ancillary hereto and thereto for and on behalf of the Indemnifying Parties including without limitation to: (i) execute, as the Shareholders’ Agent, this Agreement, the Escrow Agreement, the Paying Agent Agreement and any agreement or instrument entered into or delivered in connection with the Transactions, (ii) give and receive notices, instructions and communications permitted or required under this Agreement, the Escrow Agreement, the Paying Agent Agreement or any other agreement, document or instrument entered into or executed in connection herewith, for and on behalf of any Indemnifying Party, to or from Acquirer (on behalf of itself or any other Indemnified Person) relating to this Agreement, the Escrow Agreement, the Paying Agent Agreement or any of the Transactions and any other matters contemplated by this Agreement or by such other agreement, document or instrument (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by each Indemnifying Party individually), (iii) review, negotiate and agree to and authorize Acquirer to reclaim funds from the Escrow Fund in satisfaction of claims asserted by Acquirer (on behalf of itself or any other Indemnified Person, including by not objecting to such claims) pursuant to this ARTICLE 9, (iv) object to such claims pursuant to Section 9.6, (v) consent or agree to, negotiate, enter into, or, if applicable, contest, prosecute or defend, settlements and compromises of, and demand arbitration and comply with Orders of courts and awards of arbitrators with respect to, such claims, resolve any such claims, take any actions in connection with the resolution of any dispute relating hereto or to the Transactions by arbitration, settlement or otherwise, and take or forego any or all actions permitted or required of any Indemnifying Party or necessary in the judgment of the Shareholders’ Agent for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement, (vi) consult with legal counsel, independent public accountants and other experts selected by it, solely at the cost and expense of the Indemnifying Parties, (vii) consent or agree to any amendment to this Agreement or to waive any terms and conditions of this Agreement providing rights or benefits to the Indemnifying Parties in accordance with the terms hereof and in the manner provided herein and (viii) take all actions necessary or appropriate in the judgment of the Shareholders’ Agent for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance. Notwithstanding the foregoing, the Shareholders’ Agent shall have no obligation to act on behalf of the Indemnifying Parties, except as expressly provided herein, in the Escrow Agreement, the Paying Agent Agreement and in the Shareholders’ Agent Engagement Agreement, and for purposes of clarity, there are no obligations of the Shareholders’ Agent in any ancillary agreement, schedule, exhibit or the Company Disclosure Schedule. The Shareholders’ Agent shall be entitled to: (i) rely upon the Spreadsheet, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Indemnifying Party or other party. Acquirer and its Affiliates (including after the Closing, the Company) shall be entitled to rely on the appointment of Fortis Advisors LLC as the Shareholders’ Agent, or any subsequent appointee, and treat such Shareholders’ Agent as the duly appointed attorney-in-fact of each Indemnifying Party and as having the duties, power and authority provided for in this Section 9.7. The Indemnifying Parties and their successors shall be bound by all actions taken and documents executed by the Shareholders’ Agent in accordance with this Agreement, the Escrow Agreement the Paying Agent Agreement or the Shareholders’ Agent Engagement Agreement as if expressly confirmed and ratified in writing by the Indemnifying Parties, all defenses which may be available to any Indemnifying

Party to contest, negate or disaffirm the action of the Shareholders’ Agent taken in good faith under this Agreement, the Escrow Agreement or the Shareholders’ Agent Engagement Agreement are waived, and Acquirer and the other Indemnified Persons shall be entitled to rely exclusively on any action or decision of the Shareholders’ Agent. The powers, immunities and rights to indemnification granted to the Shareholders’ Agent Group hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Indemnifying Party and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Indemnifying Party of the whole or any fraction of his, her or its interest in the Escrow Fund. The Shareholders’ Agent may resign at any time. The Person serving as the Shareholders’ Agent may be removed or replaced from time to time, or if such Person resigns from its position as the Shareholders’ Agent, then a successor may be appointed, by the holders of a majority in interest of the aggregate amount of cash then held in the Escrow Fund (or, in the event that there is no cash then held in the Escrow Fund by the Indemnifying Parties collectively having an Pro Rata Share greater than 50%) upon not less than 30 days’ prior written notice to Acquirer. No bond shall be required of the Shareholders’ Agent.
         (b) Certain Indemnifying Parties have entered into an engagement agreement (the "Shareholders’ Agent Engagement Agreement") with the Shareholders’ Agent to provide direction to the Shareholders’ Agent in connection with its services under this Agreement, the Escrow Agreement and the Shareholders’ Agent Engagement Agreement (such Indemnifying Parties, including their individual representatives, collectively hereinafter referred to as the "Advisory Group"). Neither the Shareholders’ Agent nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the "Shareholders’ Agent Group"), will incur liability of any kind with respect to any action or omission by the Shareholders’ Agent in connection with the Shareholders’ Agent’s services pursuant to this Agreement, the Escrow Agreement, the Paying Agent Agreement the Shareholders’ Agent Engagement Agreement and any agreements ancillary hereto and thereto, except in the event of liability directly resulting from the Shareholders’ Agent’s gross negligence, bad faith or willful misconduct. The Shareholders’ Agent Group shall not be liable for any action or omission pursuant to the advice of counsel. The Indemnifying Parties severally (based on such Indemnifying Party’s Pro Rata Share) will indemnify, defend and hold harmless the Shareholders’ Agent Group from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs, judgments, amounts paid in settlement and expenses (including the fees and expenses of counsel and experts and their staffs, all expense of document location, duplication and shipment and in connection with seeking recovery from insurers) (collectively, "Agent Loss") arising out of or in connection with the Shareholders’ Agent’s execution and performance of this Agreement, the Escrow Agreement, the Shareholders’ Agent Engagement Agreement and any agreements ancillary hereto and thereto, in each case as such Agent Loss is suffered or incurred; provided, that in the event that any such Agent Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Shareholders’ Agent, the Shareholders’ Agent will reimburse the Indemnifying Parties the amount of such indemnified Agent Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Shareholders’ Agent by the Indemnifying Parties, any such Agent Losses may be recovered by the Shareholders’ Agent from the Shareholders’ Agent Expense Amount and, after it is depleted, from the portion of the Escrow Fund otherwise distributable to the Indemnifying Parties (and not distributed or distributable to an Indemnified Person or subject to a pending indemnification claim of an Indemnified Person) on the Escrow Release Date pursuant to the terms hereof, at the time of distribution; provided, that while this section allows the Shareholders’ Agent to be paid from the aforementioned sources of funds, this does not relieve the Indemnifying Parties from their obligation to promptly pay such Agent Losses as they are suffered or incurred, nor does it prevent the Shareholders’ Agent from seeking any remedies available to it at law or otherwise. In no event will the Shareholders’ Agent be required to advance its own funds on behalf of the Indemnifying Parties or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement, the Paying Agent Agreement, the Shareholders’ Agent Engagement Agreement or the transactions contemplated hereby or thereby. Furthermore, the Shareholders’ Agent shall not be required to take any action unless the Shareholders’ Agent has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Shareholders’ Agent against the costs, expenses and liabilities which may be incurred by the Shareholders’ Agent in performing such actions. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Indemnifying Parties set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Shareholders’ Agent under this section.
The foregoing indemnities and immunities will survive the Closing, the resignation or removal of the Shareholders’ Agent or any member of the Advisory Group and/or the termination of this Agreement, the Escrow Agreement and the Paying Agent Agreement.
         (c) The Shareholders’ Agent Expense Fund will be used: (i) for the purposes of paying directly, or reimbursing the Shareholders’ Agent for, any Agent Losses pursuant to this Agreement, the Escrow Agreement, the Paying Agent Agreement, the Shareholders’ Agent Engagement Agreement and the agreements ancillary hereto and thereto, or (ii) as otherwise determined by the Advisory Group. The Indemnifying Parties will not receive any interest or earnings on the Shareholders’ Agent Expense Fund and irrevocably transfer and assign to the Shareholders’ Agent any ownership right that they may otherwise have had in any such interest or earnings. The Shareholders’ Agent is not providing any investment supervision, recommendations or advice and will not be liable for any loss of principal of the Shareholders’ Agent Expense Fund other than as a result of its gross negligence or willful misconduct. The Shareholders’ Agent is not acting as a withholding agent or in any similar capacity in connection with the Shareholders’ Agent Expense Fund and has no tax reporting or income distribution obligations. Subject to Advisory Group approval, the Shareholders’ Agent may contribute funds to the Shareholders’ Agent Expense Fund from any consideration otherwise distributable to the Indemnifying Parties. The Shareholders’ Agent will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the Shareholders’ Agent’s responsibilities, the Shareholders’ Agent will deliver any remaining balance of the Shareholders’ Agent Expense Fund to the Paying Agent for further distribution to the Indemnifying Parties.
         (d) Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Shareholders’ Agent under Section 9.7 shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction all the Indemnifying Parties and shall be final, binding and conclusive upon each such Indemnifying Party; and each Indemnified Person shall be entitled to rely exclusively upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Indemnifying Party.
        9.8 Third-Party Claims.
         (a) In the event that Acquirer becomes aware of an actual or potential claim by a third party (a "Third-Party Claim") that Acquirer believes may result in a claim for Indemnifiable Damages by or on behalf of an Indemnified Person, Acquirer will promptly notify the Indemnifying Party in writing of such Third-Party Claim; provided that failure to give such notification on a timely basis shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure; provided further that, for purposes of making claims (or making other deliverables hereunder), written notice to the Shareholders’ Agent shall be deemed written notice to the Indemnifying Party pursuant to this Section 9.8.
         (b) Subject to the provisions of this Section 9.8(b) and Section 9.8(c), the Indemnifying Party shall have the right, at its sole expense, to be represented by counsel of its choice, which must be reasonably satisfactory to the Indemnified Person, and to participate in, or by giving written notice to the Acquirer, assume the defense against, negotiate, settle or otherwise deal with any Third-Party Claim that relates to any Indemnifiable Damages indemnified against hereunder that involves a Fundamental Claim other than claims related to Taxes; provided, however, that the Indemnifying Party shall have acknowledged in writing to the Indemnified Person its liability for all obligations with respect to such Third-Party Claim (subject to the terms and limitations of ˝ARTICLE 9) within fifteen (15) days after such Indemnified Person’s notice of the Third-Party Claim has been given to the Indemnifying Party. If the Indemnifying Party complies with the foregoing provision of this Section 9.8(b) and the provisions of Section 9.8(c) and elects to assume the defense against, negotiate, settle or otherwise deal with any such Third-Party Claim that relates to any Indemnifiable Damages indemnified by it hereunder, it shall within fifteen (15) days of the Indemnified Person’s written notice of the assertion of such Third-Party Claim (or sooner, if the nature of the Third-Party Claim so requires) notify the Indemnified Person of its intent to do so; provided, however, that the Indemnifying Party must conduct the defense of such Third-Party Claim actively and diligently thereafter in order to preserve its rights in this regard. The party controlling the defense of any Third-Party Claim will provide to the other party copies of all pleadings and notices with respect to the Third-Party Claim and will consider in good faith any recommendation made by the other Party with respect to the defense of such Third-Party Claim.
         (c) If (i) the Indemnifying Party elects not to assume the defense against, negotiate, settle or otherwise deal with any Third-Party Claim that relates to any Indemnifiable Damages indemnified against hereunder for Fundamental Claims, (ii) the Indemnifying Party fails to comply with the terms of Section ˝9.8(b) which are required in order to defend a Third-Party Claim, (iii) the Indemnifiable Damages indemnified do not relate to Fundamental Claims, (iv) such Third-Party Claim seeks an injunction, other equitable remedies or otherwise involves relief other than monetary damages in respect of the Indemnified Person or its business, (v) such Third-Party Claim involves as a counterparty, a customer, supplier or other partner of the Indemnified Person or any of its Affiliates, the loss of the commercial relationship with whom would be materially adverse to the Indemnified Person, (vi) such Third-Party Claim involves a criminal or regulatory proceeding, action, indictment, allegation or investigation, (vii) such Third-Party Claim involves an investigation or inquiry by any Governmental Entity, (viii) the Indemnifiable Damages from a Third-Party Claim are reasonably expected to exceed the coverage amount under the R&W Insurance Policy (after taking into account any other previously resolved and/or then-pending Claims that were subject thereto), (ix) the Third-Party Claim relates to Taxes, or (x) the Third-Party Claim involves any Company IP, then the Acquirer (or its Affiliates) shall have the right in its sole discretion to conduct the defense of and to settle or resolve such Third-Party Claim on the terms set forth in this Section ˝9.8(c). If the Acquirer defends any Third-Party Claim, the Indemnifying Party shall, to the extent that the Indemnifiable Damages thereunder are indemnifiable hereunder, reimburse the Acquirer for the fees and expenses of defending such Third-Party Claim. If the Indemnifying Party assumes the defense of any Third-Party Claim in accordance with this Section 9.8, the Acquirer may participate, at its own expense, in the defense of such Third-Party Claim; provided, however, that the Acquirer shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if based on the reasonable opinion of counsel to Acquirer, a conflict or potential conflict exists between the Acquirer and the Indemnifying Party that would make such separate representation advisable; and provided, further, that the Indemnifying Party shall not be required to pay for more than one such counsel in connection with any Third-Party Claim. The parties hereto agree to provide reasonable access to the other to such documents and information as may be reasonably requested in connection with the defense, negotiation or settlement of any such Third-Party Claim.

         (d) Notwithstanding anything in this Section 9.8 to the contrary, the Indemnifying Party shall not, without the written consent of the Acquirer, admit any Liability, permit a default or consent to entry of any judgment, or settle, compromise, or offer to settle or compromise any Third-Party Claim on a basis that would not include an unconditional release of the Acquirer from all Liabilities with respect to such claim and would result in (A) the imposition of an Order that would restrict future activity or conduct of the Acquirer or any of its Affiliates, (B) a finding or admission of a violation of Applicable Law or violation of the rights of any Person or wrongdoing by the Acquirer or any of its Affiliates or (C) a finding or admission that would be materially adverse to other claims made or threatened against the Acquirer or any of its Affiliates. Whether or not the Indemnifying Party shall have assumed the defense of a Third-Party Claim, no Indemnified Person shall admit any Liability, permit a default or consent to entry of any judgment, or settle, compromise, or offer to settle or compromise, the Third-Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, delayed or conditioned).
         (e) If the Indemnifying Party does not assume the defense of a Third-Party Claim, the Shareholders’ Agent shall be entitled, at the Indemnifying Party’s expense, to participate in, but not to determine or conduct, any defense of the Third-Party Claim.
vi.After any final decision, judgment or award shall have been rendered by a Governmental Entity of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the Acquirer and the Indemnifying Party shall have arrived at a mutually binding agreement, in each case, with respect to any claim hereunder, the Indemnified Person shall forward to the Indemnifying Party notice of any sums due and owing by the Indemnifying Party pursuant to this Agreement with respect to such matter and the Indemnifying Party shall pay, and/or instruct the Escrow Agent to pay on its behalf, as applicable, to the extent that indemnification is available for such sums pursuant to this Agreement, all of such sums so due and owing to the Indemnified Person in accordance with the terms of this Agreement and the Escrow Agreement, as applicable.
        9.9 Treatment of Indemnification Payments. The Indemnifying Parties, the Shareholders’ Agent and Acquirer agree to treat (and cause their respective Affiliates to treat) any payment received by the Indemnified Persons pursuant to this ARTICLE 9 as adjustments to the Aggregate Consideration for all Tax purposes, to the maximum extent permitted by Applicable Law.
        9.10 Certain Additional Matters.
         (a) The amount of any and all Indemnifiable Damages under this ARTICLE 9 shall be determined net of any amounts actually recovered by an Indemnified Person or any of such Indemnified Person’s Affiliates under or pursuant to any insurance policy, title insurance policy, indemnity, reimbursement arrangement or contract pursuant to which or under which such Indemnified Person or such Indemnified Peron’s Affiliates is a party or has rights (including, for the avoidance of doubt, the R&W Insurance Policy, but only from and after such time as the retention thereunder has been fully eroded) net of the out-of-pocket costs and expenses incurred by the Indemnified Person in making such recovery, including any premium increases under insurance policies.
         (b) In no event shall any Indemnified Person be entitled to recover or make a claim pursuant to this ARTICLE 9 for any amounts in respect of, and in no event shall "Indemnifiable Damages" be deemed to include, (i) consequential, special or punitive damages except to the extent such damages (1) are paid to a third party pursuant to a Third-Party Claim or (2) involve a party’s fraud, or (ii) any loss to the extent included as a Liability or expense on the Company Financial Statements or to the extent included in the calculation of Aggregate Consideration.

         (c) No Indemnified Person shall have any right to indemnification under this Agreement from and against any losses or Taxes of any Person that are due to the unavailability in any taxable period (or portion hereof) beginning after the Closing Date of any net operating losses, credits or other Tax attribute from a taxable period (or portion thereof) ending on or prior to the Closing Date, other than Tax assets or attributes taken into account as an asset in calculating Company Net Working Capital.
         (d) The insurer(s) or underwriter(s) under the R&W Insurance Policy shall have no right of subrogation against any Indemnifying Party, except with respect to any claim that involves such Indemnifying Party’s fraud.
        9.11 Exclusive Remedy. Subject to Section 10.10, the parties to this Agreement acknowledge and agree that from and after the Closing, the provisions of this ARTICLE 9 (except for disputes under Section 1.6, which disputes will be resolved in accordance with the dispute mechanism set forth in Section 1.6) are the sole and exclusive remedy of Acquirer and the other Indemnified Persons with respect to this Agreement, or any other agreement, instrument or certificate delivered hereunder or thereunder (other than the Non-Compete Agreements and any employment agreements), and the consummation of the transactions contemplated hereunder, under any Applicable Law, whether in contracts, torts, restitution or otherwise, except (i) the foregoing will not be deemed a waiver by any party of any right or remedy arising by reason of fraud, and (ii) that nothing herein shall limit any Person’s right to seek and obtain any non-monetary equitable remedy, including a preliminary or permanent injunction or specific performance.

ARTICLE 10
GENERAL PROVISIONS

j.Survival of Representations and Warranties. If the Share Purchase is consummated, the representations and warranties made by the Company and the Company Shareholders contained herein (as qualified in the Company Disclosure Schedule including any Exhibit to or Schedule of the Company Disclosure Schedule), and in the other certificates contemplated by this Agreement delivered at Closing shall survive the Closing and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, until the date that is 36 months following the Closing Date (without derogating from the Claims Period related thereto); provided that the Special Representations and the representations and warranties of the Company contained in any certificate required to be delivered to Acquirer at Closing regarding the same subject matter as those covered by the Special Representations pursuant to any provision of this Agreement, will remain operative and in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, until the date that is 90 days following the expiration of the statute of limitations for the matter that is the subject of such claim for claims against the Indemnifying Parties which seek recovery of Indemnifiable Damages arising out of, resulting from or in connection with an inaccuracy or breach of such representations or warranties; provided, further, that no right to indemnification pursuant to ARTICLE 9 in respect of any claim that is set forth in an Officer’s Certificate delivered to Acquirer or the Shareholders’ Agent on or prior to the applicable expiration date of the Claims Period with respect to such representation and warranty shall be affected by the expiration of such representations and warranties If the Share Purchase is consummated, the representations and warranties of Acquirer and Parent contained in this Agreement shall terminate at the Closing.
        10.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice), provided that with respect to notices deliverable to the Shareholders’ Agent, such notices shall be delivered solely via email or facsimile:

i.if to Parent or Acquirer, to:

National Instruments Corporation
1500 North MoPac Expressway
Austin, Texas 78759
Attention: Tracy Feanny
Telephone No.: +1 (512) 683-6259
Email: tracy.feanny@ni.com
with a copy (which shall not constitute notice) to:
Wilson Sonsini Goodrich & Rosati, P.C.
900 South Capital of Texas Highway
Las Cimas IV, Fifth Floor
Austin, Texas 78746
Attention: J. Robert Suffoletta
Email: rsuffoletta@wsgr.com
and a copy (which shall not constitute notice) to:
Yigal Arnon & Co.
22 Rivlin Street
Jerusalem 9424018, Israel
Attention: Barry Levenfeld and Ben Sandler
Email: Barry@arnon.co.il; Bens@arnon.co.il

ii.If to the Company, to:

Optimal Plus Ltd.
Building A - 2nd floor
26 Harokmim St.
Holon, 5885800
Attention: Danny Glotter
Email: Dan.Glotter@optimalplus.com
with a copy (which shall not constitute notice) to:
Meitar, Law Offices
16 Abba Hillel Silver Road
Ramat-Gan 52506, Israel
Attention: Dan Shamgar, Adv., Ronen Bezalel, Adv., Noam Tzur, Adv.
Email: dshamgar@meitar.com; rbezalel@meitar.com; noamt@meitar.com

iii.If to the Shareholders’ Agent, or the Company Shareholders (after Closing), to:

Fortis Advisors LLC
12526 High Bluff Dr #280
San Diego, CA 92130
Attention: Notices Department (Project Sparta)
Email: notices@fortisrep.com
Facsimile No.: (858) 408-1843:

with a copy (which shall not constitute notice) to:
Meitar, Law Offices
16 Abba Hillel Silver Road
Ramat-Gan 52506, Israel
Attention: Dan Shamgar, Adv., Ronen Bezalel, Adv., Noam Tzur, Adv.
Email: dshamgar@meitar.com; rbezalel@meitar.com; noamt@meitar.com
Any notice given as specified in this Section 10.2 (i) if delivered personally or sent by facsimile transmission shall conclusively deemed to have been given or served at the time of dispatch if sent or delivered on a Business Day or, if not sent or delivered on a Business Day, on the next following Business Day and (ii) if sent by commercial delivery service or mailed by registered or certified mail (return receipt requested) shall conclusively be deemed to have been received on the third Business Day after the post of the same.

        10.3 Interpretation. When a reference is made herein to Articles, Sections, subsections, Schedules or Exhibits, such reference shall be to an Article, Section or subsection of, or a Schedule or an Exhibit to this Agreement unless otherwise indicated. The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." Where a reference is made to a Contract, instrument or Applicable Law, such reference is to such Contract, instrument or Applicable Law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Applicable Law) by succession of comparable successor Applicable Law and references to all attachments thereto and instruments incorporated therein. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender and neutral forms of such words, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms "hereof," "herein," "hereto," "hereunder" and derivative or similar words refer to this entire Agreement, (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (v) references to any person include the successors and permitted assigns of that person, (vi) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively, (vii) the phrases "provide to" and "deliver to" and phrases of similar import mean that a true, correct and complete paper or electronic copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided and (viii) the phrase "made available to" and phrases of similar import means, with respect to any information, document or other material of Acquirer or the Company, that such information, document or material was made available for review by the Company or Acquirer, respectively, and its Representatives in the virtual data room established by Acquirer or the Company, respectively, in connection with this Agreement at least 48 hours prior to the execution of this Agreement or actually delivered (whether by physical or electronic delivery) to the Company or Acquirer, respectively, or its Representatives at least 48 hours prior to the execution of this Agreement. The symbol "$" refers to United States Dollars. The word "extent" in the phrase "to the extent" means the degree to which a subject or other thing extends and such phrase shall not mean simply "if." References to a Person are also to its permitted successors and assigns. All references to "days" shall be to calendar days unless otherwise indicated as a "Business Day." Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the tenth decimal place, except in respect of payments, which shall be rounded to the nearest whole United States cent.
        10.4 Amendment. The parties hereto may amend this Agreement by authorized action at any time prior to the Closing pursuant to an instrument in writing signed on behalf of each of the Parent, Acquirer, the Company and the Shareholders’ Agent. Acquirer and the Shareholders’ Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Acquirer and the Shareholders’ Agent.
        10.5 Extension; Waiver. At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto owed to such party, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. At any time after the Closing, Acquirer and the Shareholders’ Agent may, (A) extend the time for the performance of any of the obligations of the other owed to such party, (B) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (C) waive compliance with any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing that is (I) prior to the Closing with respect to the Company and/or the Company Shareholders, signed by the Company, (II) after the Closing with respect to the Indemnifying Parties and/or the Shareholders’ Agent, signed by the Shareholders’ Agent and (III) with respect to Acquirer or any of its Affiliates, signed by Acquirer. Without limiting the generality or effect of the preceding sentence, no failure to exercise or delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision herein.
        10.6 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart. The delivery by facsimile or by electronic delivery in PDF format of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.
        10.7 Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the Exhibits attached hereto, the Schedules, including the Company Disclosure Schedule, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, including, but limited to, that certain Nonbinding Term Sheet entered into between the parties on April 25, 2020, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that ARTICLE 9 is intended to benefit Indemnified Persons) and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided herein.
        10.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Parent and/or Acquirer may assign its rights and delegate its obligations under this Agreement to any direct or indirect wholly owned subsidiary of Parent or Acquirer without the prior consent of any other party hereto; provided that notwithstanding any such assignment, Parent and/or Acquirer, as applicable, shall remain liable for all of its obligations under this Agreement; provided, further, that each Company Shareholder which is a limited partnership, limited liability company or similar corporate entity may assign its rights and obligations under this Agreement, to its partners and members in connection with a dissolution, liquidation or sale of assets of such Company Shareholder, or to funds managed by the same general partner (as part of a reorganization); provided that a Qualified Withholding Certificate or other written evidence of such assignment is provided to each Payor and the Shareholder’s Agent, such Payor shall be entitled to rely on such written evidence absent manifest error, the transferee fills out any applicable tax forms for the purpose of complying with any tax withholding obligations or other documents reasonably required by the applicable Payor, and that any costs associated with such assignment shall be borne by such Company Shareholder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.
        10.9 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.
        10.10 Remedies Cumulative; Specific Performance. Any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy conferred hereby and nothing herein shall be deemed a waiver by any party hereto of any right to specific performance or injunctive relief. It is accordingly agreed that, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof.
k.Rules of Construction; Waiver of Conflict. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document. It is acknowledged by each of the parties hereto that the Company and its Subsidiaries have retained Meitar Law Offices ("Sellers’ Counsel") to act as their counsel in connection with the transactions contemplated hereby and that Sellers’ Counsel has not acted as counsel for any other Person in connection with the transactions contemplated hereby and that no other party or Person has the status of a client of the Sellers’ Counsel for conflict of interest or any other purposes as a result thereof. The parties hereby agree that, in the event that a dispute arises between Acquirer, the Company or any of their respective Affiliates and Shareholders’ Agent or any of its Affiliates, Sellers’ Counsel may represent Shareholders’ Agent in such dispute even though the interests of Shareholders’ Agent may be directly adverse to Acquirer, any member of the Company’s group or any of their respective Affiliates and even though Sellers’ Counsel may have represented a member of the Company’s group in a matter substantially related to such dispute, and Acquirer, the Company and their respective Affiliates hereby waive, on behalf of themselves and each of their Affiliates, any conflict of interest in connection with such representation by Sellers’ Counsel. Each of the parties further agrees that, as to all pre-Closing communications among Sellers’ Counsel, any member of the Company’s group, and any Company Shareholder in the course of the negotiation, documentation and consummation of the transactions contemplated by this Agreement, the attorney-client privilege, the expectation of client confidence and all other rights to any evidentiary privilege belong to the Shareholders’ Agent, and may be controlled by Shareholders’ Agent and shall not pass to or be claimed by Acquirer, the Company’s group or any of their respective Affiliates. Acquirer and the Company agree to take, and to cause their respective Affiliates to take, all steps reasonably necessary to implement the intent of this Section 10.11.

        10.12 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of law; provided that matters involving the internal corporate affairs of the Company and the Share Purchase shall be governed by the laws of the State of Israel.
        10.13 Submission to Jurisdiction.
i.All Disputes shall be exclusively resolved in the Court of Chancery of the State of Delaware or, if the Court of Chancery does not have jurisdiction, another state court in Delaware or the United States District Court for the District of Delaware (the "Specified Court"). Each Party expressly and irrevocably submits to the exclusive jurisdiction of the Specified Court, and agrees not to plead or claim that (i) the Specified Court does not possess personal jurisdiction over that party, or (ii) any such Dispute has been brought in an inconvenient forum. A party that obtains a judgment against any other party in the Specified Court may enforce that judgment in any court that has jurisdiction over the other party.
ii.Each party hereby irrevocably appoints the designated person in Section 10.2 (excluding the persons listed immediately after the statement: "(with a copy (which shall not constitute notice) to):") as its agent for service of process in Delaware in any Dispute. Service of process on the designated agent at the designated address shall be deemed, for all purposes, to be due and effective service.
iii.Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR DISPUTES RELATING HERETO. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF A DISPUTE, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.13(c).

[Signature Page Next]

IN WITNESS WHEREOF, Acquirer, the Company, the Company Shareholders, Parent (solely with respect to the representations, warranties and covenants, as applicable, of Parent under this Share Purchase Agreement) and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to those Company Shareholders who are individuals and the Shareholders’ Agent, solely in its capacity as such), all as of the date first written above.
PARENT:
NATIONAL INSTRUMENTS CORPORATION

By:	/s/ Eric Starkloff
Name:	Eric Starkloff
Title:	President and CEO
ACQUIRER:
NATIONAL INSTRUMENTS ISRAEL LTD.

By:	/s/ Karen Marie Rapp
Name:	Karen Marie Rapp
Title:	Director
[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, Acquirer, the Company, the Company Shareholders, Parent (solely with respect to the representations, warranties and covenants, as applicable, of Parent under this Share Purchase Agreement) and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to those Company Shareholders who are individuals and the Shareholders’ Agent, solely in its capacity as such), all as of the date first written above.
COMPANY:
OPTIMAL PLUS LTD.

By:	/s/ Dan Glotter
Name:	Dan Glotter
Title:	CEO

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, Acquirer, the Company, the Company Shareholders, Parent (solely with respect to the representations, warranties and covenants, as applicable, of Parent under this Share Purchase Agreement) and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to those Company Shareholders who are individuals and the Shareholders’ Agent, solely in its capacity as such), all as of the date first written above.
SHAREHOLDERS’ AGENT:
Fortis Advisors LLC, solely in its capacity as the Shareholders’ Agent

By:	/s/ Ryan Simkin
Name:	Ryan Simkin
Title:	Managing Director
[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, Acquirer, the Company, the Company Shareholders, Parent (solely with respect to the representations, warranties and covenants, as applicable, of Parent under this Share Purchase Agreement) and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to those Company Shareholders who are individuals and the Shareholders’ Agent, solely in its capacity as such), all as of the date first written above.
COMPANY SHAREHOLDERS:

By:
Name:

[Signature Page to Share Purchase Agreement]

EXHIBIT A
Definitions
As used in this Agreement, the following terms shall have the meanings indicated below. Unless indicated otherwise, all mathematical calculations contemplated hereby shall be rounded to the tenth decimal place.
"102 Company Options" mean Company Options granted and subject to Taxes pursuant to Section 102(b)(2) of the Ordinance.
"102 Company Securities" mean 102 Company Options and 102 Company Shares, collectively.
"102 Company Shares" mean Company Ordinary Shares issued upon vesting of or exercise of or otherwise in connection to 102 Company Options.
"102 Trustee" means ESOP Management and Trust Services Ltd., appointed by the Company to serve as trustee pursuant to Section 102 of the Ordinance and approved by the ITA.
"2020 Tax Acts" means The Families First Coronavirus Response Act (Pub. L. 116-127) and The Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and includes any United States Treasury Department regulations or other official guidance promulgated under either of the foregoing.
"3(i) Company Options" means Company Option granted and subject to Taxes under Section 3(i) of the Ordinance.
"Acquirer Arrangement" means any arrangements put in place by, or by any of the Company or its Subsidiaries at the request of, Acquirer or its Affiliates.
"341 Legal Proceeding" means a pending legal proceeding with respect to the compulsory sale of Company Shares pursuant to the Bring-Along Provisions that is filed by a Post-Signing Shareholder with a court of competent jurisdiction during the one month period following delivery of the Bring-Along Notice in accordance with Section 341(b) of the Israeli Companies Law.
"Acquisition Proposal" means any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest by Acquirer) contemplating or otherwise relating to any Acquisition Transaction.
"Acquisition Transaction" means (i) a merger, consolidation or other business combination of, with or involving the Company or any Subsidiary, (ii) a restructuring, recapitalization or liquidation of the Company or any Subsidiary or (iii) an exclusive license, an acquisition or disposition of any stock (other than upon exercise of any Company Warrants that were issued on or prior to the date hereof or pursuant to the Company Options), or material assets of the Company or any Subsidiary, or any financing transaction (including the filing of a registration statement with the Securities and Exchange Commission or similar regulatory agency) or any other similar transaction, the consummation of which would interfere with the Company’s ability to consummate the transactions contemplated hereby.
"Adjustment Escrow Amount" means an amount in cash equal to $3,000,000, less the Closing Net Working Capital Shortfall, if any, plus the Closing Net Working Capital Surplus, if any.

"Affiliate" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, including any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person, in each case as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term "control" (including the correlative meanings of the terms "controlled by" and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of more than 50% of the voting securities or by Contract or otherwise.
"Antitrust Law" means any applicable supranational, national, federal, state, county, local or foreign antitrust, competition or trade regulation laws, statutes, constitutions, rules, regulations, judgments, rulings, orders, decrees and injunctions of Governmental Entities that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act, the Sherman Act, the Clayton Act and the Federal Trade Commission Act, in each case, as amended, and other similar antitrust, competition or trade regulation laws of any jurisdiction other than the United States.
"Applicable Law" means, with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, legislation, principle of common law, resolution, ordinance, code, decree, rule, directive, license, permit, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to such Person or such Person’s Affiliates or to any of their respective assets, properties or businesses.
"Business" means the business of the Company and the Subsidiaries as currently conducted and as currently proposed to be conducted by the Company or the Subsidiaries. For the purposes of the foregoing definition, the term "proposed to be conducted" means the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product.
"Business Day" means a day other than Friday, Saturday or Sunday or any day which is recognized by the Bank of Israel as not being a business day.
"Cause" shall mean (i) the commission by Company Employee of any act of fraud or embezzlement against the Company, (ii) the commission by Company Employee of a crime involving moral turpitude which results or could reasonably be expected to result in a material injury to the business, reputation or goodwill of the Company, (iii) gross misconduct of Company Employee (including but not limited to drunkenness, dishonesty, repeated absenteeism without good cause, or sexual, racial or age discrimination) during the course and scope of his or her employment with the Company, (iv) unauthorized use or disclosure by Company Employee of any proprietary information or trade secrets of the Company or any other party to whom Company Employee owes an obligation of nondisclosure as a result of his or her relationship with the Company, (v) the failure by Company Employee to perform duties reasonably assigned to him or her which failure continues for at least 60 days after the Company provides Company Employee with written notice thereof, or (vi) Company Employee’s material breach of any obligations under any written agreements or covenants with the Company.

"Closing Consideration" means the Aggregate Consideration set forth in the Company Closing Financial Certificate, based on an estimate of the Company Net Working Capital subject to a final determination pursuant to Section 1.6(b), Section 1.6(c) and/or Section 1.6(d), as the case may be.
"Closing Net Working Capital Shortfall" means the amount, if any, by which (A) the Company Net Working Capital is less than (B) the applicable Closing Net Working Capital Target; provided that, any amount less than $500,000 of Closing Net Working Capital Shortfall shall be deemed to be $0, and provided further that such amount shall be capped at $3,000,000 even in the event that such shortfall exceeds $3,000,000.
"Closing Net Working Capital Surplus" means the amount, if any, by which (A) the Company Net Working Capital is greater than (B) the Closing Net Working Capital Target; provided that, any amount less than $500,000 of Closing Net Working Capital Surplus shall be deemed to be $0, and provided further that such amount shall be capped at $3,000,000 even in the event that such surplus exceeds $3,000,000.
"Closing Net Working Capital Target" means:
•if the Closing Date occurs on May 31, 2020, or prior to May 31, 2020, $20,500,000;
•if the Closing Date occurs on June 30, 2020, $18,600,000, or if the Closing Date occurs prior to such date but after May 31, 2020, such amount plus an amount equal to the product of $63,000 multiplied by the number of days by which the Closing Date precedes June 30, 2020;
•if the Closing Date occurs on July 31, 2020, $16,500,000, or if the Closing Date occurs prior to such date but after June 30, 2020, such amount plus an amount equal to the product of $68,000 multiplied by the number of days by which the Closing Date precedes July 31, 2020;
•if the Closing Date occurs on August 31, 2020, $14,400,000, or if the Closing Date occurs prior to such date but after July 31, 2020, such amount plus an amount equal to the product of $69,000 multiplied by the number of days by which the Closing Date precedes August 31, 2020; and
•if the Closing Date occurs on September 30, 2020, $12,600,000, or if the Closing Date occurs prior to such date but after August 31, 2020, such amount plus an amount equal to the product of $59,000 multiplied by the number of days by which the Closing Date precedes September 30, 2020.
"Code" means the Internal Revenue Code of 1986, as amended.
"Company Closing Financial Certificate" means a certificate executed by the Chief Financial Officer of the Company, dated as of the Closing Date, certifying the Closing Statement.
"Company Contractor" means any current or former consultant, advisory board member or independent contractor of the Company or any Subsidiary, including services providers, manpower companies and their employees, freelancers and sub-contractors.
"Company Conversion Ratio" means: (i) with respect to the Company Series A Preferred Shares, USD $1.2642; (ii) with respect to the Company Series B Preferred Shares, USD $1.4129; (iii) with respect to the

Company Series C Preferred Shares, USD $1.0255; (iv) with respect to the Company Series D Preferred Shares, USD$1.000; and (v) with respect to the Company Series E Preferred Shares, USD $1.0000.
"Company Data" means (i) data uploaded or otherwise provided by or for customers of the Company or any Subsidiary (or their users) to, or stored by customers of the Company or any Subsidiary (or their end users) on, Company Products; (ii) data created, compiled, inferred, derived, or otherwise collected or obtained by or for Company Products or by or for the Company or any Subsidiary in connection with the delivery, provision, or operation of Company Products; and (iii) data compiled, inferred, or derived directly or indirectly from any of the data described in subclauses (i) and (ii) above.
"Company Debt" means, without duplication as of the Closing Date and immediately prior to the Closing and prepared in accordance with the basis set forth in Section 6.9, an amount equal to the sum of all outstanding guaranties and indebtedness for borrowed money owed to third parties (whether short- or long-term, whether or not due and payable, to the extent they are owed or guaranteed by the Company or any Subsidiary), including all unfunded severance payment obligations, bank debt and notes, and all fees expenses or termination payments, or accumulated interest in connection therewith.
"Company Employee" means any current or former employee of the Company or any Subsidiary.
"Company Employee Plans" means (i) all "employee benefit plans" within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, (ii) each outstanding loan to an employee, (iii) all share option, share purchase, phantom share, share appreciation right, restricted share unit, or any other equity or equity-based plans, programs, arrangements or agreements, (iv) all severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care, life insurance or accident insurance plans, programs or arrangements, (v) all bonus, commission, and incentive plans (including cash incentive plans), programs and arrangements, (vi) all pension and severance arrangements (including any manager’s insurance and pension fund), profit sharing, savings (including education fund), retirement, supplemental retirement, deferred compensation plans, programs or arrangements, (vii) all other material fringe or employee benefit plans, programs or arrangements and (viii) all management, employment, consultant, advisor, director, executive compensation, relocation, repatriation, expatriation or severance agreements, written or otherwise, as to which any unsatisfied obligations of the Company remain for the benefit of, or relating to, any present or former employee, Company Contractor or non-employee director of the Company.
"Company Loan Amount" means the total amount outstanding under all indebtedness of any Company Shareholder, Company Employee (including any Key Employee), Company Contractor, or member of the Company Board of Directors to the Company or any Subsidiary.
"Company Net Working Capital" means as of 11:59 p.m. Israel time on the day immediately prior to Closing Date (i) the Company’s consolidated current assets (as defined by and determined in accordance with the basis set forth in Section 6.9) less (ii) the Company’s consolidated current liabilities (as defined by and determined in accordance with the basis set forth in Section 6.9) less (iii) long-term deferred revenues (as defined by and determined in accordance with the basis set forth in Section 6.9), but shall exclude deferred Tax assets (other than prepaid taxes and VAT receivables), deferred Tax liabilities, Transaction Expenses (including any employee transaction bonuses), Company Loan Amount or any cash received upon repayment of any portion of Company Loan Amount, and Company Debt. An example of the calculation of Company Net Working Capital used to calculate the Closing Net Working Capital Target is set forth on Schedule 6.9.

"Company Option Plan" means the Company’s 2005 and 2015 Share Incentive Plans, including the U.S. and Israeli Appendices thereto, as well as the amended to the Company’s 2015 Share Incentive Plan which was submitted to the ITA in 2019.
"Company Optionholders" means (i) with respect to any time before the Closing, collectively, the holders of record of Company Options outstanding as of such time and (ii) with respect to any time at or after the Closing, collectively, the holders of record of Company Options outstanding as of immediately prior to the Closing.
"Company Options" means options to purchase Company Ordinary Shares that are issued and outstanding as of the Closing.
"Company Ordinary Shares" means the Ordinary Shares of the Company of a nominal value of NIS 0.01.
"Company Securityholders" means, collectively, the Company Shareholders, the Company Optionholders and the Company Warrantholders.
"Company Series A Preferred Shares" means the Series A Preferred Shares of the Company of a nominal value of NIS 0.01.
"Company Series A Shares" means the aggregate number of Company Series A Preferred Shares that are issued and outstanding immediately prior to the Closing.
"Company Series B Preferred Shares" means the Series B Preferred Shares of the Company of a nominal value of NIS 0.01.
"Company Series B Shares" means the aggregate number of Company Series B Preferred Shares that are issued and outstanding immediately prior to the Closing.
"Company Series C Preferred Shares" means the Series C Preferred Shares of the Company of a nominal value of NIS 0.01.
"Company Series C Shares" means the aggregate number of Company Series C Preferred Shares that are issued and outstanding immediately prior to the Closing.
"Company Series D Preferred Shares" means the Series D Preferred Shares of the Company of a nominal value of NIS 0.01.
"Company Series D Shares" means the aggregate number of Company Series D Preferred Shares that are issued and outstanding immediately prior to the Closing.
"Company Series E Preferred Shares" means the Series E Preferred Shares of the Company of a nominal value of NIS 0.01.
"Company Series E Shares" means the aggregate number of Company Series E Preferred Shares that are issued and outstanding immediately prior to the Closing.

"Company Service Provider" shall mean any Company Contractor, Company Employee, or current or former director of the Company or any Subsidiary.
"Company Share Capital" means the issued and outstanding share capital of the Company.
"Company Shareholders" means (i) with respect to any time before the Closing, collectively, the holders of record of Company Shares outstanding as of such time and (ii) with respect to any time at or after the Closing, collectively, the holders of record of Company Shares outstanding as of immediately prior to the Closing.
"Company Shares" means the Company Ordinary Shares, the Company Series A Preferred Shares, the Company Series B Preferred Shares, the Company Series C Preferred Shares, the Company Series D Preferred Shares and the Company Series E Preferred Shares.
"Company Vested Optionholders" means the holders of In the Money Vested Company Options.
"Company Warrantholders" means (i) with respect to any time before the Closing, the holder of record of the Company Warrant outstanding as of such time and (ii) with respect to any time at or after the Closing, collectively, the holder of record of the Company Warrant outstanding as of immediately prior to the Closing.
"Company Warrants" means warrants to purchase shares of Company Share Capital.
"Contract" means any legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, subleases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders), whether written or oral, as of the Agreement Date or as may hereafter be in effect, including all amendments, supplements, exhibits and schedules thereto.
"Covered Data" means Company Data and Personal Data that is, or at the applicable time was, Processed by or for the Company or any Subsidiary.
"Disputes" means all disputes, differences, controversies or claims (whether based on contract, tort, statutory concepts, or any other legal doctrine) arising out of, in connection with, or relating to this Agreement or the Transactions.
"DOJ" means the Antitrust Division of the U.S. Department of Justice.
"Encumbrance" means, with respect to any asset, any mortgage, easement, encroachment, equitable interest, right of way, deed of trust, lien (statutory or other), pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, community property interest, adverse claim of title, right of first refusal, restriction or other similar encumbrance of any kind in respect of such asset; provided that restrictions under Applicable Laws shall or contractual restrictions which are part of non-exclusive license agreements not constitute an "Encumbrance."
"Equity Interests" means, with respect to any Person, any share capital of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.
"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.
"Escrow Agent" means ESOP Management and Trust Services Ltd.
"Exchange Act" means the Securities Exchange Act of 1934, as amended.
"FTC" means the U.S. Federal Trade Commission.
"Fully-Diluted Company Ordinary Shares" means the aggregate number of Company Ordinary Shares that are issued and outstanding immediately prior to the Closing.
"Fully-Diluted Company Shares" means the sum, without duplication, of (i) the aggregate number of Company Ordinary Shares that are issued and outstanding immediately prior to the Closing and (ii) the aggregate number of Company Ordinary Shares that are issuable upon the exercise and/or conversion of the In the Money Vested Company Options, Unvested Company Options, Company Series A Preferred Shares, Company Series B Preferred Shares, Company Series C Preferred Shares, Company Series D Preferred Shares, Company Series E Preferred Shares, the Company Warrants and any other security of the Company, in each case, that are issued and outstanding immediately prior to the Closing.
"GAAP" means United States generally accepted accounting principles.
"Glotter Termination Payment" means an amount of $360,000.
"Governmental Entity" means any supranational, national, state, municipal, local, tribal or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, Tax Authority or other governmental or quasi-governmental authority.
"Group" has the meaning ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.
"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder.
"In the Money" means with respect to any Company Option or Company Warrant that is outstanding immediately prior to the Closing, that the exercise price of such Company Option or Company Warrant is less than the Ordinary Shares Per Share Payment Amount.
"Indemnified Taxes" means (i) all Taxes (or the non-payment thereof) of the Company and/or the Subsidiaries attributable to any Pre-Closing Tax Period, (ii) any and all amounts required to be so withheld and paid under all Applicable Laws by the Company and/or the Subsidiaries for any Pre-Closing Tax Periods, including in connection with any amounts paid or owning to any employee, independent contractor, creditor, stockholder or any other third party and VAT chargeable or paid on inputs, supplies, and other transactions and imports, (iii) all Taxes of any member of an affiliated, consolidated, combined or unitary group for which the

Company or any Subsidiary or any predecessor thereof is liable by reason of having been a member of such group on or prior to the Closing, (iv) any and all Taxes of any Person imposed on the Company or any Subsidiary as a transferee or successor, by Contract or pursuant to any Applicable Law as the result of transactions occurring before the Closing, (v) any income resulting from any election made before the Closing by the Company, and (vi) any Transfer Taxes for which the Company Securityholders are liable pursuant to Section 1.5 or Transaction Payroll Taxes.
"Indemnity Escrow Amount" means an amount in cash equal to $3,650,000, or if there is no effective R&W Insurance Policy as of the Closing Date, $36,500,000.
"IRS" means the United States Internal Revenue Service.
"Israeli Companies Law" means the Israeli Companies Law, 1999.
"Israeli Law" means Israeli Applicable Law.
"ITA" means the Israeli Tax Authority.
"Key Employee" means each Company Employee listed on Schedule B.
"Knowledge" of the Company, with respect to any fact or matter, means the actual knowledge of Dan Glotter, Itamar Eder, Kiki Ohayon, Sarah Warshavsky-Oberman, Eran Rousseau, Itay Even-Hen, and Karen Shefler Mushkat, of such fact or matter, after due and reasonable inquiry that would have been conducted in the course of diligently performing such Person’s duties, provided, that reasonable inquiry shall not include conducting any patent search, freedom to operate, infringement, or any similar search but any such opinions or searches that have been conducted or obtained prior to the date of this Agreement will not be excluded from the term "Knowledge" as a result of this proviso.
"Legal Proceeding" means any private or governmental action, inquiry, claim, counterclaim, proceeding, suit, hearing, litigation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom, brought by or pending before any Governmental Entity.
"Liabilities" (and, with correlative meaning, "Liability") means all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, asserted or unasserted, known or unknown, including those arising under Applicable Law or Order and those arising under any Contract.
"Material Adverse Effect" means any change, event, circumstance or effect (each, an "Effect") that, individually or taken together with all other Effects, and regardless of whether or not such Effect constitutes a breach of the representations or warranties made by the Company in this Agreement, is, or would reasonably expected to, (i) have a materially adverse effect on the financial condition, assets (including intangible assets) and liabilities (taken together), business, operations or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) materially impede or delay the Company’s ability to consummate the transactions contemplated by this Agreement in accordance with its terms; provided, however, that, no Effect resulting from any of the following shall be deemed to be or constitute, or shall be taken into account in determining whether there is, a "Material Adverse Effect": (a) changes in the general economic, political, financial market, banking, credit or securities market conditions in which the Company and the Subsidiaries operate; (b) natural disasters, acts of terrorism, hostilities or war (whether or not declared), or epidemics or pandemics (including the COVID-

19 pandemic); (c) the announcement or performance of, or compliance with, or the public or industry knowledge of, this Agreement or the Transactions; (d) any actions expressly required by the terms of this Agreement, including with respect to obtaining any consent required under this Agreement; (e) changes in the Company’s internal or external projections, estimates, budgets, predictions, plans, milestones or forecasts in and of itself or the failure of the Company to meet any internal projections, estimates, budgets, predictions, plans, milestones or forecasts (but not, in each case, the causes or events underlying such failure); (f) any changes in Applicable Laws or accounting rules or principles, including changes in GAAP, or the interpretation of the foregoing, which are approved and enacted after the Agreement Date; (g) any 341 Legal Proceedings or pending or threatened claims against the Company arising out of, or connected with, this Agreement and the Transactions or (h) any action taken or omitted to be taken at the prior written request or with the written consent of Acquirer; provided, that the exclusions provided in clauses (a), (b) and (f) shall not apply to the extent the Company is disproportionately adversely affected by any event relative to other participants in the industries in which the Company generally operates.
"NIS" means New Israeli Sheqel.
"Non-Scheduled Contracts" means: (i) Shrink-Wrap Contracts, (ii) Contracts for Open Source Materials; (iii) non-disclosure Contracts entered into in the ordinary course of business consistent with past practice; (iv) Contracts that are on Form IP Assignment Agreements; (v) Contracts for evaluation of Company Products entered into with prospective customers of those Company Products on the Company’s standard form of evaluation agreement (the form of which has been made available to Acquirer) in the ordinary course of business consistent with past practice; and (vi) Contracts for the sale, license, support or service of Company Products in the ordinary course of business consistent with past practice pursuant to its standard customer Contract, the form of which has been made available to Acquirer.
"Open Source Materials" means any software or other Technology (and version of such software and other Technology) that is distributed as "free software," "open source software" or under a similar licensing or distribution terms (including but not limited to any version of the Affero General Public License, GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL), Creative Commons license, and the Apache License, and any other license identified as an open source license by the Open Source Initiative (www.opensource.org) or other Technology that is licensed pursuant to a license that purports to require the distribution of, or access to, source code or purports to restrict one’s ability to charge for distribution of Technology.
"Option Cancellation Agreement" means an option cancellation agreement entered into by and among a Company Optionholder who holds In the Money Vested Company Options, Company and Acquirer, in the forms attached hereto as Exhibit L-1, with respect to United States Company Optionholders, Exhibit L-2, with respect to Israeli Company Optionholders, and Exhibit L-3, with respect to Israeli 3(i) Company Optionholders.
"Order" means any judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order or other order.
"Ordinance" means the Israeli Income Tax Ordinance (New Version), 1961, as amended, and all rules and regulations promulgated thereunder, as may be amended from time to time, including, any publications and clarifications issued by the ITA.

"Ordinary Shares Per Share Payment Amount" means the amount payable per each Company Ordinary Share, as shall be set forth in the Spreadsheet. For the purpose of calculating the Ordinary Shares Per Share Payment Amount the aggregate exercise price of all Company Warrants and Company Options which are In the Money and the aggregate amount of all Company Loan Amounts shall be deemed to have been added to the Aggregate Consideration.
"Permitted Encumbrances" means: (i) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law, (iv) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, (v) liens in favor of customs and revenue authorities arising as a matter of Applicable Law to secure payments of customs duties in connection with the importation of goods and (vi) non-exclusive object code licenses of software by the Company in the ordinary course of business consistent with past practice.
"Person" means any natural person, company, corporation, limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, business organization or Governmental Entity.
"Personal Data" means (i) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number, biometric identifiers, health-related information and data, unique device or browser identifier, persistent identifier, device identifier, or any other piece of information that allows the location of, identification of, or contact with a natural person or a particular machine or device; (ii) any other information if such information is defined as "personal data," "personally identifiable information," "individually identifiable health information," "protected health information," "nonpublic personal information," or "personal information" under Applicable Law; and (iii) any information that is associated, directly or indirectly (by, for example, records linked via unique keys), with any of the foregoing.
"Pre-Closing Tax Period" means any Tax period (or portion thereof) ending on or before the Closing Date.
"Privacy Policy" means each past or present policy, statement, or notice of the Company or any Subsidiary relating to the privacy of customers or users of any Company Product or any Processing of Covered Data.
"Pro Rata Share" means, with respect to an Indemnifying Party, the quotient obtained by dividing (a) the aggregate cash amount payable to such Indemnifying Party pursuant to Section 1.1 hereof with respect to its Company Shares, Company Options or Company Warrants by (b) the aggregate cash amount payable to all Indemnifying Parties pursuant to Section 1.1 hereof with respect to their Company Shares, Company Options and Company Warrants.
"Process" or "Processing" means, with respect to data, any operation or set of operations such as security measures relating to such data, and any collection, recording, organization, structuring, storage, adaptation, enhancement, enrichment or alteration, retrieval, consultation, analysis, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction of such data.
"R&W Insurance Policy" means a buyer-side representations and warranties insurance policy, with Indemnified Persons as the beneficiaries, with a coverage amount of not less than $36,500,000, and a policy period covering Fundamental Claims for six years and for all other claims for three years.
"R&W Insurance Policy Premium" means the premiums related to, and all other costs and expenses (including broker fees, taxes and fees required by law, underwriting fees, and any other insurer or broker charges) relating to the origination of the R&W Insurance Policy.
"Representatives" means, with respect to a Person, such Person’s officers, directors, controlled Affiliates, or employees (including employees of controlled Affiliates), or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them and acting on their behalf.
"Required Company Vote" means the affirmative vote of the Company Shareholders holding in the aggregate a majority of the issued and outstanding shares of the Company, on an as converted basis and the holders of 65% or more of the issued and outstanding Company Series A Preferred Shares, Company Series B Preferred Shares, Company Series C Preferred Shares, Company Series D Preferred Shares, and Company Series E Preferred Shares voting together as a single class on an as-converted basis.
"Securities Act" means the Securities Act of 1933, as amended.
"Security Incident" means (a) any loss of unauthorized access, use, modification, disclosure or other misuse of any System; or (b) any accidental or unlawful destruction, loss, alteration, unauthorized disclosure or use of, access to, or Processing of, Covered Data.
"Shrink-Wrap Contracts" means any standard, non-negotiated shrink-wrap, click-wrap, terms of service or similar Contracts provided in connection with commercially available "off-the-shelf" technology (including technology offered on a SaaS, PaaS, or IaaS or similar basis and software available through retail stores, distribution networks or that is pre-installed as a standard part of hardware purchased by the Company) in each case with a cost of less than $10,000 other than a Contract for Technology that is incorporated into, or used directly in the delivery, or distribution of, any Company Products, or enables the use of Current Company Products.
"Spousal Consent" means the consent of the spouse of each U.S. Company Shareholder that is a married individual to the sale of the Company Shares, in the form attached hereto as Exhibit M.
"Straddle Period" shall mean any Tax period beginning on or before the Closing Date and ending after the Closing Date.
"Subsidiary" when used with respect to any Person, means any other Person of which at least (i) 50% or more of the equity or economic interests or (ii) 50% or more of the voting interests are owned or controlled, directly or indirectly, by such first Person, by any one or more of such first Person’s Subsidiaries, or by such first Person and one or more of such first Person’s Subsidiaries.

"Tax" (and, with correlative meaning, "Taxes" and "Taxable") means (i) any and all direct and indirect statutory, and corporate income, net income, alternative or add-on minimum tax, gross income, estimated, or other tax, service, use, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, share capital, profits, escheat, license, registration, withholding, payroll, social security (or equivalent), unemployment, disability, lease, goods and services, financial transaction, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), abandoned or unclaimed property, inventory, capital gain, capital stock, employees’ income withholding, Israeli social security (Bituach Leumi) (or similar), national health care (Bituach Breiyut), social insurance, workers’ compensation, environmental or windfall profit tax, custom duty or other tax, governmental fee or other taxes, imposts, contributions, rates, levies (including social security), fees, assessments or charges of any kind whatsoever (however denominated), whether disputed or not, together with any interest, fines, inflation linkage, penalty, addition to tax or additional amount (whether disputed or not) imposed by any Tax Authority, (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate or similar group for any Taxable period (including any arrangement for group consortium relief or similar arrangement), or otherwise; and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement, obligation or agreement to indemnify any other Person, including as a transferee or successor or otherwise by operation of any Applicable Law.
"Tax Authority" means the IRS, the ITA or any other authority (whether state, local or non-U.S.) responsible for the administration of any Tax.
"Tax Return" means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Entity or Tax Authority in connection with the determination, assessment, collection or payment of any Tax of any Person or in connection with the administration, implementation or enforcement of or compliance with any Applicable Law relating to any Tax, including any amendment thereof or attachment thereto.
"Transaction Expenses" means, without duplication, whether or not paid prior to or after the Closing (i) all third-party legal, accounting, financial advisory, consulting, finders or other fees and expenses incurred by or on behalf of the Company or any Subsidiary in connection with the Share Purchase, this Agreement and the Transactions (including fees of the Company Securityholders or Key Employees to be reimbursed by the Company), together with any VAT payable in connection therewith, if applicable, (ii) Transaction Payroll Taxes, (iii) all sale, "stay-around," retention, change of control, severance or similar bonuses or amounts that will become payable pursuant to agreements made by the Company prior to the Closing with respect to employees, in connection with or as a result of the consummation of the Transactions (other than severance and other termination costs payable as a result of the termination of any non-Continuing Employees or any other Acquirer Arrangement), (iv) the Company portion of the Company R&W Fee, and (v) any costs related to the Tail Insurance Coverage.
"Transaction Payroll Taxes" means the employer portion of any payroll Taxes or other Taxes arising in connection with any payment of the Aggregate Consideration or Transaction Expenses required pursuant to this Agreement or the Transactions (including with respect to the cash-out of Company Options in connection with the Closing), whether or not such liabilities for Taxes would be then due and payable.

"Transfer Taxes" means any direct or indirect, statutory, governmental, federal, state, local, municipal, Israeli, other non-U.S. and other transfer, documentary, real estate transfer, mortgage recording, sales, use, stamp, registration, value-added and other similar Taxes, and all conveyance fees, recording charges and other fees and charges, in each case together with any penalties and interest incurred in connection with the transactions contemplated by the Agreement.
"Treasury Regulations" means the United States Treasury Department’s tax regulations issued under the Code.
"Unvested Company Options" means Company Options that are unexpired, unexercised, unvested and outstanding as of immediately prior to the Closing.
"USD" means the U.S. Dollar.
"Vested Company Options" means Company Options that are unexpired, unexercised, vested and outstanding as of immediately prior to the Closing, including the Company Options of which the vesting schedule was accelerated in accordance with its terms.
"Vested Company Warrants" means Company Warrants that are unexpired, unexercised, vested and outstanding as of immediately prior to the Closing.
"Warrant Termination Agreement" means a warrant termination agreement by and among a Company Warrantholder, Company, and Acquirer, in the form attached hereto as Exhibit N.
Other capitalized terms defined elsewhere in this Agreement and not defined in this Exhibit A shall have the meanings assigned to such terms in the following Sections:

Defined Term	Section
"102 Plan"	2.10(ee)
"Acquirer"	Preamble
"Acquirer Closing Statement"	1.6(a)
"Adjustment Escrow Fund"	1.3(b)
"Advisory Group"	9.7(b)
"Agent Loss"	9.7(b)
"Aggregate Consideration"	1.6(a)
"Aggregate Consideration Shortfall"	1.6(f)
"Aggregate Consideration Surplus"	1.6(e)
"Agreement"	Preamble
"Agreement Date"	Preamble
"Agreement Termination Date"	8.1(b)
"Author"	2.9(b)(xvi)
"Beneficiary"	1.7(a)
"Bring-Along Notice"	6.14(d)
"Bring-Along Provision"	6.14(b)
"Charter Documents"	1.2(b)(iii)

Defined Term	Section
"Circular"	1.1(f)(iv)
"Claims Period"	9.4(a)
"Closing"	1.1(h)
"Closing Allocation Certificate"	1.3(a)(ii)
"Closing Date"	1.1(h)
"Closing Statement"	6.9
"COBRA"	2.11(d)
"Company"	Preamble
"Company Authorizations"	2.7(b)
"Company Balance Sheet"	2.4(a)
"Company Balance Sheet Date"	2.4(a)
"Company Board of Directors"	Recitals
"Company Confidential Information"	2.9(b)(xx)
"Company Contractor List"	2.11(b)
"Company Disclosure Schedule"	ARTICLE 2
"Company Employee List"	2.11(a)
"Company Financial Statements"	2.4(a)
"Company IP"	2.9(a)(i)
"Company IP Agreements"	2.9(b)(viii)
"Company Products"	2.9(a)(ii)
"Company R&W Fee"	6.1
"Company Registered Intellectual Property"	2.9(a)(iii)
"Company Source Code"	2.9(a)(iv)
"Company-Owned IP"	2.9(a)(v)
"Company-Owned IPR"	2.9(a)(vi)
"Confidential Information"	2.9(a)(x)
"Confidentiality Agreement"	6.4(a)
"Consideration Portion"	6.8(f)
"Continuing Employee Period"	6.11(c)
"Continuing Employees"	6.11(c)
"Continuing Service Provider"	1.1(c)(ii)(1)
"Converting Instruments"	1.3(a)(ii)
"Covered Persons"	6.15(a)
"Current Company Products"	2.9(a)(vii)
"Data Processing Commitments"	2.9(b)(xxix)
"Databases"	2.9(a)(x)
"Designated Employees"	6.11(b)
"Development Products"	2.9(a)(ii)
"Domain Names"	2.9(a)(x)
"Encouragement Law"	2.10(l)
"ERISA Affiliate"	2.11(k)
"Escrow Agreement"	1.2(a)
"Escrow Fund"	1.3(b)
"Escrow Release Date"	9.1(a)
Defined Term	Section

"Export Approvals"	2.19(a)
"Form IP Assignment Agreements"	2.9(b)(xvi)
"Fundamental Claims"	9.3(a)
"Glotter Consulting Agreement"	Recitals
"Glotter Termination Agreement"	Recitals
"Governmental Grant"	2.9(a)(viii)
"Guaranteed Obligations"	6.17(a)
"Hazardous Materials"	2.18
"IIA"	2.9(a)(vii)
"Indemnifiable Damages"	9.2(a)
"Indemnified Person"	9.2(a)
"Indemnifying Parties"	9.1(a)
"Indemnity Escrow Fund"	1.3(b)
"Intellectual Property"	2.9(a)(ix)
"Intellectual Property Rights"	2.9(a)(x)
"Interim Options Ruling"	1.1(f)(ix)(1)
"Inventions"	2.9(a)(x)
"IP Representations"	9.3(e)
"IPR"	2.9(a)(x)
"Israeli Tax Rulings"	1.1(f)(ix)(1)
"Joinder Agreement"	6.14(a)
"Labor Agreement"	2.11(m)
"Labor Entity"	2.11(m)
"Material Contract"	2.15(a)
"Moral Rights"	2.9(a)(ix)
"New Litigation Claim"	6.6
"Non-Compete Agreement"	Recitals
"Notice of Objection"	1.6(b)
"Officer’s Certificate"	9.5(a)
"Option Cash Right"	1.1(c)(ii)(1)
"Option Cash Right Payments"	1.1(c)(ii)(1)
"Option Tax Ruling"	1.1(f)(ix)(1)
"Other Claims-Made Insurance"	6.15(d)
"Parent"	Preamble
"Payee"	1.1(f)(iii)
"Paying Agent"	1.3(a)(i)
"Paying Agent Agreement"	1.2(a)
"Payor"	1.1(f)(i)
"Point of Contact"	6.19
"Post-Signing Shareholders"	6.14(d)
"Qualified Withholding Certificate"	1.1(f)(iii)
"Released Party"	1.7(a)
"Releasing Party"	1.7(a)
"Repaid Company Debt"	1.2(b)(viii)
"Reviewing Accountant"	1.6(d)
Defined Term	Section
"Sales Taxes"	2.10(g)

"Section 14 Arrangement"	2.11(a)
"Section 1542"	1.7(d)
"Sellers’ Counsel"	10.11
"Severance Pay Law"	2.11(a)
"Share Purchase"	Recitals
"Share Transfer Deed"	1.2(b)(i)
"Shareholder Claim"	1.7(a)
"Shareholders’ Agent"	Preamble
"Shareholders’ Agent Engagement Agreement"	9.7(b)
"Shareholders’ Agent Expense Amount"	1.3(a)(viii)
"Shareholders’ Agent Expense Fund"	1.3(a)(viii)
"Shareholders’ Agent Group"	9.7(b)
"Shareholders Agreement"	1.7(c)
"Shareholders Letter of Transmittal"	1.3(a)(ii)
"Significant Customer"	2.20(a)
"Significant Supplier"	2.20(b)
"Signing Shareholder"	Recitals
"Special Representations"	9.3(a)
"Specified Court"	10.13(a)
"Spreadsheet"	6.8
"Systems"	2.9(b)(xxxiv)
"Tail Insurance Coverage"	6.15(a)
"Technology"	2.9(a)(xi)
"Third Party Intellectual Property"	2.9(a)(xii)
"Third-Party Claim"	9.8(a)
"Threshold"	9.3(e)
"Trademarks"	9.2(a)(x)
"Transactions"	Recitals
"U.S. Optionholders"	1.3(a)(i)
"U.S. Optionholder Payments"	1.3(a)(i)
"U.S. Subsidiary"	1.3(a)(v)
"VAT"	2.10(f)
"Vested Option Payments"	1.1(c)(i)(1)
"WARN"	2.11(s)
"Warrant Payments"	1.1(d)(i)
"Water’s Edge Election"	6.12(c)
"Withholding Drop Date"	1.1(f)(iii)
"Works of Authorship"	2.9(a)(x)